    As filed with the Securities and Exchange Commission on July 27, 2000.
                                                      Registration No. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------
                                   FORM S-1

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                              Register.com, Inc.

            (Exact name of registrant as specified in its charter)

         Delaware                              7379                       11-3239091
(State or other jurisdiction of     (Primary standard industrial       (I.R.S. employer
incorporation or organization)      classification code number)      identification number)

                                ---------------
                         575 Eighth Avenue, 11th Floor
                              New York, NY 10018
                           Telephone: (212) 798-9100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                ---------------
                               Richard D. Forman
                     President and Chief Executive Officer
                              Register.com, Inc.
                         575 Eighth Avenue, 11th Floor
                              New York, NY 10018
                           Telephone: (212) 798-9100
(Name, address, including zip code, and telephone number, including area code of agent for service)
                                ---------------
                                  Copies to:
    Ellen B. Corenswet, Esq.                   Stacy J. Kanter, Esq.
     Scott L. Kaufman, Esq.           Skadden, Arps, Slate, Meagher & Flom LLP
 Brobeck, Phleger & Harrison LLP                 Four Times Square
    1633 Broadway, 47th Floor                   New York, NY 10036
       New York, NY 10019                         (212) 735-3000
                                (212) 581-1600
                                ---------------
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                                ---------------

                        CALCULATION OF REGISTRATION FEE

================================================================================================================
                                                     Proposed Maximum      Proposed Maximum
     Title of Each Class of        Amount to be          Offering              Aggregate           Amount of
  Securities to be Registered     Registered(1)    Price Per Share (2)    Offering Price (2)    Registration Fee
----------------------------------------------------------------------------------------------------------------
Common stock, par value $0.0001
 per share ....................    4,600,000            $ 32.0625           $147,487,500           $38,937
================================================================================================================

(1) Includes 600,000 shares of common stock to cover the over-allotment option granted to the underwriters.
(2) Based on the average of the high and low prices of Register.com's common stock on The Nasdaq National Market on July 25, 2000, and is set forth solely for purposes of calculating the registration fee in accordance with Rule 457(c).

                               ---------------

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated July 27, 2000




[GRAPHIC OMITTED]

--------------------------------------------------------------------------------
 Register.com, Inc.
 4,000,000 Shares
 Common Stock
--------------------------------------------------------------------------------
 We are offering 500,000 shares and the selling stockholders identified in this prospectus are offering 3,500,000 shares of our common stock in this offering. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.


 Our common stock is quoted on The Nasdaq National Market under the symbol "RCOM." The last reported sale price of our common stock on July 26, 2000 was $30.75 per share.


 Investing in our common stock involves risks. See "Risk Factors" beginning on page 8.


 NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




                                                Per Share     Total
                                                -----------   ------
 Public offering price
 Underwriting discounts and commissions
 Proceeds, before expenses, to Register.com
 Proceeds to selling stockholders

 The underwriters have the right to purchase up to an additional 600,000 shares from us at the public offering price within 30 days from the date of this prospectus to cover over-allotments.




Deutsche Banc Alex. Brown

              Thomas Weisel Partners LLC

                               Banc of America Securities LLC

                                                         Legg Mason Wood Walker
                                                              Incorporated


The  date of this prospectus is , 2000.

[Inside Front Cover]

Internet screen shot of Register.com home page.

"Value-Added Products and Services" above seven button links for online products and services featured on the Register.com website.

"Co-Branded Websites" above the register.com and Net Objects logo taken from a co-branded website.

                              PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering, including the risk factors and our financial statements and related notes, included elsewhere in this prospectus.

                              Register.com, Inc.


Our Business

     We are a provider of Internet domain name registration services worldwide. Domain names, such as mybrand.com, are the equivalent of addresses on the Internet and are registered through companies known as registrars. Domain names serve as part of the infrastructure for Internet communications and registering a domain name is one of the first steps for individuals and businesses seeking to establish an online identity. We believe that we offer a quick and user-friendly registration process and responsive and reliable customer support. We also offer a suite of value-added products and services targeted to assist our customers in developing and maintaining their online identities, including:

     Products and Services                            Products and Services
       Provided by Us                                   Provided by Others

 o domain name forwarding, which          o email
   allows customers to link their new
   domain names to their existing         o maintaining, storing and connecting
   websites                                 websites to the Internet, also
                                            known as web hosting
 o real-time domain name management,
   which allows customers to view         o submission of domain names to up
   online and change, on an                 400 search engines
   instantaneous basis, domain name
   information                            o monthly alerts of potentially
                                            conflicting trademark and
 o template-driven website-creation         domain name activity around the
   tools under the name FirstStepSite       world, under the name Trademark
                                            Guardian


Our goal is to become a one-stop resource through which our customers will establish, maintain and enhance their presence on the Internet.

     In June 1999, we became the first registrar other than Network Solutions, Inc., a subsidiary of VeriSign, Inc., to register domain names in the .com,
 .net and .org domains directly on behalf of customers. For the six months ended June 30, 2000, we registered approximately 1.6 million domain names in these domains, representing an increase of 240% over the approximately 470,000 domain names we registered in these domains for the six months ended December 31, 1999.

     We face a number of risks that you should consider before you decide to buy our common stock. These risks include, among other things, that our operating history is limited and our market is still in its early stages of development, that we have never been profitable and anticipate incurring additional losses in the foreseeable future and that our accumulated losses totaled $14.1 million as of June 30, 2000. In addition, we face substantial competition from Network Solutions in particular and in the industry in general. In response to competition in some of our market sectors, we anticipate reducing the prices we charge for products and services targeted to those sectors. Based on its press release dated July 26, 2000, Network Solutions registered approximately 2.1 million net new registrations in the
 .com, .net and .org domains for the three months ended June 30, 2000, representing approximately 38% of new registrations in these domains for the period. As of July 20, 2000, Network Solutions and 54 other registrars, not including us, were registering domain names in these domains. An additional 63 registrars have been accredited to register but are not yet registering domain names, and 10 registrars have qualified to register domain names but have not yet signed the agreements required for registering domain names, in the .com, .net and .org domains.

     We derive our revenues from domain name registration fees, online products and services and advertising. Our net revenues increased from $2.3 million for the six months ended June 30, 1999 to $32.7 million for the six months ended June 30, 2000. Our cost of revenues increased from $325,000 for the six months ended June 30, 1999 to $9.4 million for the six months ended June 30, 2000. Our net loss decreased 62% from $5.2 million for the six months ended June 30, 1999 to $2.0 million for the six months ended June 30, 2000.


Market Opportunity

     As a result of the growth of the Internet and the introduction of competition into the domain name registration industry, we believe there is great potential for growth in the market for domain name registrations. We also believe that this growth will be driven by individuals' and businesses' desire for an online identity and brand, as well as the need to promote products, services and events. We estimate that growth in global domain name registrations will accelerate over the next few years from over 20 million domain names registered through June 30, 2000 to approximately 140 million domain names by the end of 2003, based on our internal calculations.


Our Solution

     Registration Services. Our core expertise is providing domain name registration services. Domain names are generally classified according to industry custom either as "generic" for the .com, .net, .org, .gov, .edu and
 .mil domains or as "country code" if they are associated with a particular country. In addition, the domain name system is organized according to industry custom by levels so that, for example, in the domain name mybrand.com, .com is the top level domain and mybrand is the second level domain. We register domain names in the .com, .net and .org generic domains and are able to register domain names in over 160 country code domains, of which 27 may currently be registered directly through our www.register.com website.

     In addition, through a dedicated team of account managers, our Corporate Services department which targets the needs of corporate customers provides domain name registration and other services, such as multiple domain name registrations and registrar transfers, trademark monitoring and international brand protection.

     Online Products and Services. We have assembled a suite of targeted products and services to assist our customers with their online identities, which we believe differentiates us from other registrars. For example, in June 2000, we acquired Inabox, Inc., a provider of template-driven website-creation tools. This product, which we market under the name FirstStepSite, provides our customers with an easy-to-use application to build their own websites.

     Customer Service. Our customer support group seeks to provide dependable and timely resolution of customer inquiries, 24 hours per day, seven days per week. We manage and respond to customer inquiries through our internally developed Internet-based customer care tracking system which is complemented by our customer service phone system. We have teams of customer service representatives who specialize in key aspects of our business, and who are informed about our products, services and technology through our ongoing training.

     Distribution. We believe that our direct and indirect distribution channels enable us to reach a broad range of potential customers with products and services targeted to their needs and to increase our exposure across the market. We provide our products and services directly to our customers through our www.register.com website as well as through our Corporate Services department. We also offer domain name registration services indirectly through our network of co-brand and private label websites, which include Internet service providers, also known as ISPs, web-hosting companies and other companies whose websites may appeal to our target customers. A co-brand network participant offers our domain name registration services through a website similar in appearance to our www.register.com website, but branded with the participant's and our logos. A customer typically accesses a co-brand website through the participant's home page. A co-brand website also typically provides links back to the participant's website to facilitate the sale of products and services by the participant. A private label network participant offers our domain name registration and other services through a website of its own design but the actual domain name registrations are processed through our systems. Private label websites may also include the language "powered by register.com." We recently introduced our Best SRS product through which we can provide our private label network participants with a domain name registration solution which is easier and less expensive to implement than our original private label product.


Our Strategy

     Our objectives are to continue to increase our share of domain name registrations, to differentiate our products and services and to develop long-term relationships with our customers by helping them to establish, maintain and enhance their online presence. Our key strategies for achieving these objectives include:

   o introducing new products and services, including the following that we anticipate introducing this year:

   o account masking, to allow the domain name registrant to remain anonymous;

   o a FirstStepSite product with e-commerce capabilities to be offered through our indirect distribution channel;

   o enhancing awareness of our brand;

   o extending our distribution channels;

   o expanding our Corporate Services department;

   o pursuing and integrating strategic acquisitions;

   o offering names in additional domains; and

   o expanding internationally.


Our History

     We were founded by Richard D. Forman, Peter A. Forman and Dan B. Levine as Forman Interactive Corp., a New York corporation, on November 23, 1994. Forman Interactive merged with and into Register.com, Inc., a Delaware corporation, on June 23, 1999. Our principal executive offices are located at 575 Eighth Avenue, 11th Floor, New York, New York 10018. Our telephone number at that location is (212) 798-9100. References in this prospectus to "Register.com," "we," "our" and "us" refer to Register.com, Inc. and Forman Interactive.
                             --------------------
     We maintain a corporate website at www.register.com. The contents of our website are not part of this prospectus.

                                 The Offering


Common stock offered by Register.com ......................  500,000 shares
Common stock offered by the selling stockholders ..........  3,500,000 shares
Common stock to be outstanding after the offering .........  32,490,420 shares
Use of proceeds by Register.com ...........................  We plan to use the proceeds from this offering for marketing, capital
                                                             expenditures, working capital,
                                                             development of new products and
                                                             services, acquisitions, investments and
                                                             general corporate purposes. Please
                                                             see "Use of Proceeds."
Nasdaq National Market symbol .............................  RCOM

     The foregoing information is based on 31,990,420 shares outstanding as of June 30, 2000. The total number of shares of common stock that we assume will be outstanding after the offering excludes:

   o 5,866,027 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2000, with a weighted average exercise price of $1.80 per share;

   o 2,971,782 shares of common stock available for issuance under our stock option plans for options not yet granted;

   o 350,000 shares reserved for issuance under our employee stock purchase plan; and

   o 5,894,067 shares of common stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $1.45 per share.

     Unless otherwise noted, the information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                          Our Summary Financial Data

     The following table summarizes financial data for our business. You should read the summary financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes to those financial statements included elsewhere in this prospectus.



                                                            Year Ended December 31,
                              ------------------------------------------------------------------------------------
                                   1995             1996             1997             1998              1999
                              --------------  ----------------  --------------  ----------------  ----------------
Statement of Operations
 Data:
 Net revenues ..............    $   87,696      $    868,018      $  713,263      $  1,319,359      $  9,644,552
 Gross profit ..............        75,297           525,878         521,724           858,207         6,562,053
 Operating expenses:
   Sales and marketing .....       166,330           935,495         366,975           863,720         7,149,693
   Research and
    development ............       102,901           390,814          71,471           276,687         1,767,158
   General and
    administrative
    (exclusive of
    non-cash
    compensation) ..........        94,704           743,609         263,017           795,425         2,380,190
   Non-cash
    compensation ...........            --                --              --           149,682         4,929,200
   Amortization of
    goodwill and other
    intangibles ............            --                --              --                --                --
                                ----------      ------------      ----------      ------------      ------------
    Total operating
     expenses ..............       363,935         2,069,918         701,463         2,085,514        16,226,241

 Net loss ..................    $ (288,638)     $ (1,714,076)     $ (205,526)     $ (1,160,748)     $ (8,776,918)
                                ==========      ============      ==========      ============      ============
 Basic and diluted net
   loss per share ..........    $    (0.07)     $      (0.26)     $    (0.02)     $      (0.07)     $      (0.46)
                                ==========      ============      ==========      ============      ============
 Weighted average
   common shares used
   in basic and diluted
   net loss per share ......     4,429,859         6,633,905       8,884,709        15,697,013        19,117,027
                                ==========      ============      ==========      ============      ============
 Pro forma basic and
   diluted net loss per
   share ...................                                                                        $      (0.40)
                                                                                                    ============
 Weighted average
   shares used in pro
   forma basic and
   diluted net loss per
   share ...................                                                                          22,112,252
                                                                                                    ============


                                          Six Months
                                        Ended June 30,
                              ----------------------------------
                                    1999              2000
                              ----------------  ----------------
Statement of Operations
 Data:
 Net revenues ..............    $  2,269,062      $ 32,667,756
 Gross profit ..............       1,944,279        23,280,056
 Operating expenses:
   Sales and marketing .....       1,717,763        22,153,387
   Research and
    development ............         623,552         1,954,097
   General and
    administrative
    (exclusive of
    non-cash
    compensation) ..........         402,325         3,342,079
   Non-cash
    compensation ...........       4,530,815         1,290,093
   Amortization of
    goodwill and other
    intangibles ............              --           298,455
                                ------------      ------------
    Total operating
     expenses ..............       7,274,455        29,038,111

 Net loss ..................    $ (5,247,003)     $ (1,983,024)
                                ============      ============
 Basic and diluted net
   loss per share ..........    $      (0.30)     $      (0.07)
                                ============      ============
 Weighted average
   common shares used
   in basic and diluted
   net loss per share ......      17,747,079        27,901,444
                                ============      ============
 Pro forma basic and
   diluted net loss per
   share ...................                      $       (.07)
                                                  ============
 Weighted average
   shares used in pro
   forma basic and
   diluted net loss per
   share ...................                        29,526,406
                                                  ============


     The following table is a summary of our balance sheet at June 30, 2000. The as adjusted data reflect the sale of 500,000 shares of common stock offered by us hereby at an assumed public offering price of $30.75 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.




                                                 June 30, 2000
                                       ---------------------------------
                                            Actual         As Adjusted
                                       ---------------   ---------------
Balance Sheet Data:
 Cash and cash equivalents .........   $148,332,164      $162,488,414
 Working capital ...................    144,869,444       159,025,694
 Total assets ......................    247,698,038       261,854,288
 Total deferred revenue ............     87,538,826        87,538,826
 Total liabilities .................    100,244,046       100,244,046
 Stockholders' equity ..............    147,453,992       161,610,242

                                 RISK FACTORS


     Any investment in our common stock involves a high degree of risk. You should consider carefully the risks described below, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following events actually occurs, our business, financial condition and results of operations may suffer materially. As a result, the market price of our common stock could decline, and you could lose all or part of your investment in our common stock.


                Risks Related to Our Industry and Our Business



We have a limited operating history as a domain name registrar and expect to encounter difficulties faced by early-stage companies.


     We only recently entered the domain name registration industry. In February 1998, we began providing a consumer interface for registering domain names in the .com, .net and .org domains and in country code domains by forwarding the information we gathered from the consumer to Network Solutions or the applicable country code registrars or registries. In June 1999, we began to compete directly with Network Solutions for registrations in the .com, .net and .org domains. Accordingly, we have only a limited operating history as a domain name registrar upon which our current business and prospects can be evaluated, and our operating results, since June 1999, are not comparable to our results for prior periods. As a company operating in a newly competitive and rapidly evolving industry, we face risks and uncertainties relating to our ability to implement our business plan successfully. We cannot assure you that we will adequately address these risks and uncertainties or that our business plan will be successful.


We have a history of losses and expect losses to continue for the foreseeable future.


     We have never been profitable. We incurred net losses of approximately $1.2 million for the year ended December 31, 1998, $8.8 million for the year ended December 31, 1999, and $2.0 million for the six months ended June 30, 2000. As of June 30, 2000, our accumulated losses totaled $14.1 million. We anticipate that our operating expenses will increase substantially in the foreseeable future as we develop new products and services, increase our sales and marketing operations, develop new distribution channels and strategic relationships, improve our operational and financial systems and broaden our customer service capabilities. Accordingly, although we had positive cash flow from operations for the six months ended June 30, 2000 we expect to incur additional losses for the foreseeable future, primarily due to an increase in our sales and marketing expenses to build our brand, which we expect to exceed $25.0 million in the second half of 2000, and to exceed $70.0 million in 2001 and our capital expenditures, which we expect to exceed $7.0 million in the second half of 2000, and to exceed $20.0 million in 2001. These losses are expected to increase from current levels, which in turn will increase our accumulated losses. We cannot assure you that we will become profitable or, if we become profitable, that we will be able to sustain or increase our profitability in the future.


Our earnings will decrease because of stock-based compensation that we have incurred.


     Non-cash compensation expenses are related to grants of common stock, stock options and warrants made to employees, directors, consultants and vendors. For the six months ended June 30, 2000, we recorded a $1.3 million non-cash compensation charge. Based principally on grants of common stock, stock options and warrants made to date, we will record approximately $5.6 million of additional non-cash compensation through 2003 as follows: $900,000 for the remainder of 2000, $1.8 million in each of 2001 and 2002 and $714,000 in 2003 and $359,000 in 2004. These charges will reduce our earnings in future periods.


We cannot predict with any certainty the effect that new governmental and regulatory policies, or industry reactions to those policies, will have on our business.

     Before April 1999, the domain name registration system for the .com, .net and .org domains was managed by Network Solutions pursuant to a cooperative agreement with the U.S. government. In November 1998, the Department of Commerce recognized the Internet Corporation for Assigned Names and Numbers, commonly known as ICANN, to oversee key aspects of the Internet domain name registration system. We cannot assure you that any future measures adopted by the Department of Commerce or ICANN will benefit us or that they will not materially harm our business, financial condition and results of operations. In addition, we continue to face the risks that:

   o the U.S. government may, for any reason, reassess its decision to introduce competition into, or ICANN's role in overseeing, the domain name registration market;

   o the Internet community may become dissatisfied with ICANN and refuse to recognize its authority or support its policies, which could create instability in the domain name registration system; and

   o ICANN may attempt to impose additional fees on registrars if it fails to obtain funding sufficient to run its operations.


We may not be able to maintain or improve our competitive position because of strong competition from Network Solutions.

     Network Solutions' authorization by the U.S. government to act as the sole domain name registrar prior to April 1999 in the .com, .net and .org domains gives it a significant competitive advantage in the domain name registration industry.

     Before the recent introduction of competition into the domain name registration industry, Network Solutions was the sole entity authorized by the U.S. government to serve as the registrar for domain names in the .com, .net and .org domains. This position allowed Network Solutions to develop a substantial customer base, which gives it advantages in securing customer renewals and in developing and marketing ancillary products and services. We face significant competition from Network Solutions as we seek to increase our overall share of the market for domain name registration services, and we cannot assure you that we will be able to maintain or improve our competitive position. Based on its press release dated July 26, 2000, Network Solutions registered approximately 2.1 million net new registrations in the .com, .net and .org domains for the three months ended June 30, 2000, representing approximately 38% of all new registrations in these domains for the period.

     Network Solutions' exclusive control over the registry for the .com, .net and .org domains has given it an advantage over all competitive registrars.

     The Internet domain name registration system is composed of two principal functions: registry and registrar. Registries maintain the database that contain names registered within the top level domains and their corresponding Internet protocol addresses. Registrars act as intermediaries between the registry and individuals and businesses, referred to as registrants, seeking to register domain names. The agreements among Network Solutions, ICANN and the U.S. Department of Commerce have given Network Solutions the exclusive right to operate and maintain the registry for the .com, .net and .org domains at least until November 30, 2003. Registrars other than Network Solutions are known in the industry as "competitive registrars." As the exclusive registry for these domains, Network Solutions receives from us, and every other competitive registrar, $6 per domain name per year. Although registry fees may not be used directly to fund Network Solutions' registrar business, the substantial net revenues from these fees, and the certainty of receiving them, provide Network Solutions significant advantages over any competitive registrar.

     If Network Solutions sells the registry for the .com, .net and .org domains and uses the proceeds to fund its registrar business or related product and service offerings, it will have a substantial competitive advantage over all competitive registrars.

     The agreements among Network Solutions, ICANN and the U.S. Department of Commerce provide that if Network Solutions separates its registry and registrar operations by May 9, 2001 and sells the registry assets to a third party, the term of exclusivity for the third party extends for an additional four years to November 30, 2007. If a sale of the registry occurs, Network Solutions could use the proceeds of the sale, which we believe would be substantial, to fund its registration operations and related product and service offerings. We believe that the use of these proceeds to finance Network Solutions' registrar business could have a material adverse effect on our business, financial condition and results of operations.

     The acquisition of Network Solutions by VeriSign, Inc. will likely strengthen Network Solutions' competitive advantage.

     On June 9, 2000, Network Solutions was acquired by VeriSign, Inc. a provider of Internet trust services. In addition to facilitating cross-marketing between the two companies, the merger will strengthen Network Solutions' competitive advantage by enabling it to couple its registration services with an expanded range of products and services that include those offered by VeriSign.


We also face competition from other competitive registrars and others in the domain name registration industry and expect this competition to continue to intensify.


     Competition in the domain name registration services industry will continue to intensify as the number of entrants into the market increases.

     When we began providing online domain name registrations in the .com, .net and .org domains in June 1999, we were one of only five testbed competitive registrars accredited by ICANN to interface with the Shared Registration System. The Shared Registration System was designed to allow registrars to interface directly with Network Solutions' registry for domain names. The testbed period ended on November 30, 1999. As of July 20, 2000, ICANN had accredited 119 competitive registrars, including us, to register domain names in the .com, .net and .org domains. As of July 20, 2000, Network Solutions and 54 other registrars, not including us, were registering domain names in these domains. An additional 63 registrars have been accredited to register but are not yet registering domain names, and 10 registrars have qualified to register domain names but have not yet signed the agreements required by ICANN and Network Solutions. We face substantial competition from competitive registrars and others in that:

   o many accredited registrars that are not currently registering domain names may begin to do so in the near future;

   o many companies that are not accredited registrars offer domain name registrations through a competing accredited registrar's system; and

   o ICANN will continue to accredit new registrars to register domain names in the .com, .net and .org domains.

The continued introduction of competitive registrars into the domain name registration industry as well as the growth of the competitive registrars who have entered the industry have made it difficult for us to maintain our current market share and contributed to a decline in the number of registrations we performed in the second quarter of this year as compared to the first quarter. We believe that BulkRegister.com has registered a significant number of domain names in the first half of 2000, and may have registered more domain names in the .com, .net and .org domains than we have during the three months ended June 30, 2000. If we continue to lose market share and experience a decline in registrations it would materially adversely affect our business, financial condition and results of operations. Also, as a result of increased competition, our period-over-period growth rates are likely to fluctuate over time.


     We face competition from other competitive registrars and others in the domain name registration industry who may have longer operating histories, greater name recognition or greater resources.


     Our competitors in the domain name registration industry include companies with strong brand recognition and Internet industry experience, such as major telecommunications firms, cable companies, ISPs, web-hosting providers, Internet portals, systems integrators, consulting firms and other registrars. Many of these companies also possess core capabilities to deliver ancillary services, such as customer service, billing services and network management. Our market position could be harmed by any of these existing or future competitors, some of which may have longer operating histories, greater name recognition and greater financial, technical, marketing, distribution and other resources than we do.


Competition in the domain name registration industry could force us to reduce our prices for our products and services and would negatively impact our results of operations.


     Because competition in the domain name registration industry is in its early stages, we may be required, by market factors or otherwise, to reduce, perhaps significantly, the prices we charge for our domain name registration and related products and services. Some of our competitors offer domain name registration services at a wholesale price level minimally above the $6 registry fee. Other competitors, including Network Solutions, have reduced their pricing for domain name registrations during the past six months both for short-term promotions and on a permanent basis. Further, some of our competitors are offering domain name registrations for free and derive their revenues from other sources. In response to competitive challenges, we have experimented with different price points for our products and services. In addition, in the near future we plan on adding product and service offerings to expand into different segments of the domain name registration market we do not currently serve. These include bulk registrations offered at a substantial discount to our standard registration fees and free domain names for consumers, limited to one name per customer as identified by a unique email address, each of which would also include a reduced level of value-added services. Reducing the prices we charge for domain name registration services in order to remain competitive could materially adversely affect our results of operations.


If the market for domain names does not continue to grow at the same rate, our net revenues from domain name registrations may fall below anticipated levels.


     The domain name market is still in its early stages of development and we cannot assure you that it will continue to experience the same high level of growth it has experienced in the past. As a result, our period-over-period growth rates may decline as it did last quarter. For the three months ended, June 30, 2000, we registered approximately 678,000 domain names in the .com,
 .net and .org domains, representing a decrease of 25% over the approximately 908,000 domain names we registered in these domains, for the three months ended March 31, 2000.

If we fail to become accredited to offer domain names in additional generic top level domains that are introduced, or our customers turn to other registrars for these registration needs, our business, financial condition and results of operations would be materially adversely affected.

     Based on actions taken at the July 2000 ICANN board meeting, we expect that ICANN will approve the introduction of new generic top level domains, such as .web, .firm or .store for introduction by the end of this year or the beginning of next year. We cannot assure you that, once introduced, we will be accredited to offer registrations in these domains or that customers will rely on us to provide registration services within these domains. Our business, financial condition and results of operations would be materially adversely affected if substantial numbers of our customers turn to other registrars for these registration needs.


If we are unable to make suitable acquisitions and investments, our long-term growth strategy could be impeded.

     Our long-term growth strategy includes identifying and, from time to time, acquiring or investing in suitable candidates on acceptable terms. In particular, we intend over time to acquire or make investments in providers of product offerings that complement our business and other companies in the domain name registration industry. In pursuing acquisition and investment opportunities, we may be in competition with other companies having similar growth and investment strategies. Competition for these acquisitions or investment targets could also result in increased acquisition or investment prices and a diminished pool of businesses, technologies, services or products available for acquisition or investment. Our long-term growth strategy could be impeded if we fail to identify and acquire or invest in promising candidates on terms acceptable to us.


Our acquisition strategy could subject us to significant risks, any of which could harm our business.

     Acquisitions involve a number of risks and present financial, managerial and operational challenges, including:

   o diversion of management attention from running our existing business;

   o increased expenses, including compensation expenses resulting from newly hired employees;

   o adverse effects on our reported operating results due to possible amortization of goodwill associated with acquisitions;

   o potential disputes with the sellers of acquired businesses, technologies, services or products; and

   o alter or add to our business model in ways that might impact upon our accreditation status with ICANN.

     In addition, we may not be successful in integrating the business, technology, operations and personnel of any acquired company. Performance problems with an acquired business, technology, service or product could also have a material adverse impact on our reputation as a whole. In addition, any acquired business, technology, service or product could significantly under-perform relative to our expectations. For all these reasons, our pursuit of an overall acquisition and investment strategy or any individual acquisition or investment could have a material adverse effect on our business, financial condition and results of operations.


If our customers do not find our expanded product and service offerings appealing, among other things, we may remain dependent on domain name registrations as a primary source of revenue and our net revenues may fall below anticipated levels.

     Part of our long-term strategy includes diversifying our revenue base by offering value-added products and services, including website applications that enable electronic commerce and other business services, to our customers. We expect to incur significant costs in acquiring, developing and marketing these new products and services. Domain name registration services generated approximately 78% of our net revenues during the six months ended June 30, 2000. If we fail to offer products and services that meet our customers' needs, or our customers elect not to purchase our products and services, our anticipated net revenues may fall below expectations, we may not generate sufficient revenue to offset these related costs and we will remain dependent on domain name registrations as a primary source of revenue.


Our failure to establish and maintain online business relationships that generate a significant amount of traffic could limit the growth of our business.

     We expect that in the future approximately 15% of our customers will purchase their domain name registrations through our network of co-brand and private label websites comprising our indirect distribution channel. We currently have contractual agreements with participants in this network, and if these third parties do not attract a significant number of visitors to their websites, we may not receive a significant number of customers from these network relationships and our net revenues may decrease or not grow. In addition, we plan to expand our network of co-brand and private label websites. Our net revenues may suffer if we fail to expand or maintain our network or if our network does not result in a number of new customers sufficient to justify the cost.


If our customers do not renew their domain name registrations through us, and we fail to replace their business or develop alternative sources of revenue, our business, financial condition and results of operations would be materially adversely affected.

     The growth of our business depends in part on our customers' renewal of their domain name registrations through us. Having only recently become an accredited registrar, we have only limited experience with registration renewals for .com, .net and .org domains and for country code domain names. In addition, we cannot predict the volume of registration renewals we should expect or assure you that all our customers will renew their registrations through us. If our customers decide, for any reason, not to renew their registrations through us, our business, financial condition and results of operations would be materially adversely affected.


Rapid growth in our business could strain our managerial, operational, financial, accounting and information systems, customer service staff and office resources.

     The anticipated future growth necessary to expand our operations will place a significant strain on our resources. In order to achieve our growth strategy, we will need to expand all aspects of our business, including our computer systems and related infrastructure, customer service capabilities and sales and marketing efforts. The demands on our network infrastructure, technical staff and technical resources have grown rapidly with our expanding customer base. During the six months ended June 30, 2000, our number of full-time employees grew from approximately 122 to approximately 211. We cannot assure you that our infrastructure, technical staff and technical resources will adequately accommodate or facilitate the anticipated growth of our customer base. We also expect that we will need to continually improve our financial and managerial controls, billing systems, reporting systems and procedures, and we will also need to continue to expand, train and manage our workforce. If we fail to manage our growth effectively, our business, financial condition and results of operation could be materially adversely affected.

     In addition, as we offer new products and services, we will need to increase the size and expand the training of our customer service staff to ensure that they can adequately respond to customer inquiries. If we fail to provide our customer service staff training and staffing sufficient to support new products and services, we may lose customers who feel that their inquiries have not adequately been addressed.

If we are unable to attract and retain highly qualified management and technical personnel, our business may be harmed.

     Our success depends in large part on the contributions of our senior management team and technology personnel and in particular Richard D. Forman, our President and Chief Executive Officer. We face intense competition in hiring and retaining personnel from a number of sectors, including technology and Internet companies. Many of these companies have greater financial resources than we do to attract and retain qualified personnel. In addition, although we maintain employment agreements with Mr. Forman, Cindy E. Horowitz, our Chief Financial Officer, and Jack S. Levy, our General Counsel, and a severance agreement with Alan G. Breitman, our Vice President of Finance and Accounting, we have not in the past executed, and do not have any current plans to execute, employment agreements with our other employees. As a result, we may be unable to retain our employees or attract, integrate, train and retain other highly qualified employees in the future. If we fail to attract new personnel or retain and motivate our current personnel, our business, financial condition and results of operations could be materially adversely affected.


We intend to enter the secondary market for domain names in the near future. We cannot assure you that ICANN will not impose restrictions on the ability of accredited registrars to conduct business in this sector or that we will be able to generate revenues or profits from operations in this market.

     The secondary market for domain names is still in its nascent stages of development. ICANN may adopt measures that will restrict the ability of accredited registrars to offer products and services in this area. As a result of recent actions by ICANN we are uncertain as to what restrictions if any ICANN would impose on us in terms of integrating new secondary market operations with our current operations. Afternic.com operates a domain name auction site. After initially refusing to approve the accreditation of Afternic.com's affiliate as a registrar, ICANN entered into a settlement agreement with Afternic.com whereby ICANN approved the accreditation of the affiliate but limited the ability of Afternic.com and its affiliate to integrate their operations.

     In addition, because the industry is so new we cannot accurately predict when or the extent to which we will be able to generate revenues from this sector or if we would be profitable in this sector.


Our business will suffer if we fail to build awareness of our brand name.

     Building recognition of our brand is critical to attracting additional traffic and customers to our website, new business alliances, acquisition candidates, advertisers and employees. Accordingly, we intend to continue pursuing an aggressive brand-enhancement strategy, which includes mass market and multimedia advertising, promotional programs and public relations activities. We intend to make significant expenditures, over $25.0 million in the second half of 2000 and more than $70.0 million in 2001, on sales and marketing expenses. These expenditures may not result in an increase in net revenues sufficient to cover these expenses. We cannot assure you that promoting our brand name will increase our net revenues. Accordingly, if we incur expenses in promoting our brand without a corresponding increase in our net revenues, our business, financial condition and results of operations would be materially adversely affected.


Our ability to register domain names in the .com, .net and .org domains depends upon the continued availability and functionality of the Shared Registration System.

     The success of our business as a competitive registrar depends upon the continued availability and functionality of the Shared Registration System, which is maintained by Network Solutions, and its ability to adapt to an expanding market for domain name registrations. As of July 20, 2000, Network Solutions and 54 other registrars, not including us, were registering domain names through the Shared Registration System. The 63 other accredited registrars and the 10 registrars that have qualified for accreditation but not yet signed the requisite agreements may begin using the system at any time. Because the Shared Registration System has been in general use only since April 1999, we cannot assure you that it will be able to handle the growing traffic generated by large numbers of registrars or registrations. Our ability to provide domain name registration services in the
 .com, .net and .org domains would be materially harmed by any failure of the Shared Registration System to accommodate our registration needs.


If we fail to comply with the regulations of the country code registries or are unable to register domain names with those registries, our business would be materially adversely affected.


     Each of the country code registries requires registrars to comply with specific regulations. Many of these regulations vary from country code to country code. If we fail to comply with the regulations imposed by country code registries, these registries will likely prohibit us from registering or continuing to register names in their country codes. Further, in most cases, our rights to provide country code domain name registration services are not governed by written contract. In the case of our written contracts, there is uncertainty as to what law may govern. As a result, we cannot be certain that we will continue to be able to register domain names in the country code domains we currently offer. Any restrictions on our ability to offer domain name registrations in a significant number of country codes could materially adversely affect our business, financial condition and results of operations.


If country code registries cease operations or otherwise fail to process registrations or related information accurately, we would be unable to honor our subscriptions relating to those country codes.


     Country code registries may be administered by the host country, entrepreneurs or other third parties. If these registry businesses cease operations or otherwise fail to process domain name registrations or the related information in country code domains, we would be unable to honor the subscriptions of registrants who have registered, or are in the process of registering, domain names in the applicable country code domain. If we are unable to honor a substantial number of subscriptions for our customers for any reason, our business, financial condition and results of operations would be materially adversely affected.


We are restricted from entering into agreements with web-hosting service providers as a result of an agreement we have with Concentric Network Corporation.


     As part of our marketing and distribution agreement with Concentric Network Corporation, we have agreed that no more than four service providers, one of which must be Concentric, may market, advertise or otherwise promote their web-hosting services on our website. This agreement expires on December 31, 2001 and may be renewed by the parties for an additional year. Accordingly, we are severely restricted in our ability to enter agreements with other providers of these services.


We cannot assure you that our standard agreements will be enforceable.


     In order to register a domain name, our customers must execute our standard registration agreement as part of the process of registering a domain name. This agreement contains a number of provisions intended to limit our potential liability arising from our registration of domain names for our customers including liability resulting from our failure to register or maintain domain names. As most of our customers register their domain names online, execution of the registration agreement by these customers occurs electronically. If a court were to find that our registration agreement is unenforceable, we could be subject to liability that could have a materially adverse effect on our business, financial condition or results of operations.


Our failure to register or maintain the domain names that we process on behalf of our customers, may subject us to negative publicity, which could have a material adverse effect on our business.


     Clerical errors or systems failures, including failures of the Shared Registration System, have resulted in our failure to properly register or to maintain the registration of domain names that we process on behalf of our customers. Our failure to properly register or to maintain the registration of our customers' domain names may subject us to negative publicity, which could have a material adverse effect on our business.


We may be held liable if third parties misappropriate our users' personal information.


     A fundamental requirement for online communications is the secure transmission of confidential information over public networks. If third parties succeed in penetrating our network security or otherwise misappropriate our customers' personal or credit card information, we could be subject to liability. Our liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims as well as for other misuses of personal information, including for unauthorized marketing purposes. These claims could result in litigation and adverse publicity which could have a material adverse effect on our business, financial condition and results of operations, as well as our reputation.

     In addition, the Federal Trade Commission and state agencies have been investigating various Internet companies regarding their use of personal information. We could have additional expenses if new regulations regarding the use of personal information are introduced or if our privacy practices are investigated.


We may incur significant expenses related to the security of personal information online.


     The need to securely transmit confidential information online has been a significant barrier to electronic commerce and online communications. Any well-publicized compromise of security could deter people from using online services such as the ones we offer, or from using them to conduct transactions that involve transmitting confidential information. Because our success depends on the acceptance of online services and electronic commerce, we may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by these breaches.


We may not be able to protect and enforce our intellectual property rights or protect ourselves from the intellectual property claims of third parties.


     We may be unable to protect and enforce our intellectual property rights from infringement.

     We rely upon copyright, trade secret and trademark law, invention assignment agreements and confidentiality agreements to protect our proprietary technology, including software and applications and trademarks, and other intellectual property to the extent that protection is sought or secured at all. We do not currently have patents on any of our technologies or processes. While we typically enter into confidentiality agreements with our employees, consultants and strategic partners, and generally control access to and distribution of our proprietary information, we cannot ensure that our efforts to protect our proprietary information will be adequate to protect against infringement and misappropriation of our intellectual property by third parties, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.


     Furthermore, because the validity, enforceability and scope of protection of proprietary rights in Internet-related industries is uncertain and still evolving, we cannot assure you that we will be able to defend our proprietary rights. In addition to being difficult to police, once any infringement is detected, disputes concerning the ownership or rights to use intellectual property could be costly and time-consuming to litigate, may distract management from operating the business and may result in our losing significant rights and our ability to operate our business.


     We cannot assure you that third parties will not develop technologies or processes similar or superior to ours.


     We cannot ensure that third parties will not be able to independently develop technology, processes or other intellectual property that is similar to or superior to ours. The unauthorized reproduction or other misappropriation of our intellectual property rights, including copying the look, feel and functionality of our website, could enable third parties to benefit from our technology without our receiving any compensation and could materially adversely affect our business, financial condition and results of operations.


     We may be subject to claims of alleged infringement of intellectual property rights of third parties.


     We do not conduct comprehensive patent searches to determine whether our technology infringes patents held by others. In addition, technology development in Internet-related industries is inherently uncertain due to the rapidly evolving technological environment. As such, there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies. Third parties may assert infringement claims against us and these claims and any resultant litigation, should it occur, could subject us to significant liability for damages. Even if we prevail, litigation could be time-consuming and expensive to defend, and could result in the diversion of management's time and attention. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims unless we are able to enter into agreements with the third parties making these claims. Such royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. If a successful claim of infringement is brought against us and we fail to develop non-infringing technology or to license the infringed or similar technology on a timely basis, it could materially adversely affect our business, financial condition and results of operations.


     As a registrar of domain names and a provider of web-hosting services, and if we become a participant in the secondary market for domain names we may be subject to various claims, including claims from third parties asserting that their rights have been infringed by domain names registered or websites hosted on behalf of other parties.


     We may be subject to various claims, including trademark infringement, unfair competition and violations of publicity and privacy rights, to the extent that such parties consider their rights to be violated by the registration of particular domain names by other parties or our hosting of third-party websites or secondary market activities we may undertake in the future. If these claims against us are successful, our business, financial condition and results of operations could be materially adversely affected.

               Risks Related to Our Technology and the Internet


Systems disruptions and failures could cause our customers and advertisers to become dissatisfied with us and may impair our business.


     Our customers, advertisers and business alliances may become dissatisfied with our products and services due to interruptions in access to our website.


     Our ability to maintain our computer and telecommunications equipment in working order and to reasonably protect them from interruption is critical to our success. Our website must accommodate a high volume of traffic and deliver frequently updated information. Our website has in the past experienced slower response times as a result of increased traffic. We have conducted planned site outages and experienced unplanned site outages with minimal impact on our business. Currently, our systems operate, on average, at approximately 50% capacity. If we were to experience a substantial increase in traffic and fail to increase our capacity, our customers would experience slower response times or disruptions in service. Our customers, advertisers and business alliances may become dissatisfied by any systems failure that interrupts our ability to provide our products and services to them. Substantial or repeated system failures would significantly reduce the attractiveness of our website and could cause our customers, advertisers and business alliances to switch to another domain name registration service provider.


     Our customers, advertisers and business alliances may become dissatisfied with our products and services due to interruptions in our access to the Shared Registration System or country code registries.


     We depend on the Shared Registration System and country code registries to register domain names on behalf of our customers. We have in the past experienced problems with the Shared Registration System, including outages, particularly during its implementation phase. Any significant outages in the Shared Registration System or country code registries would prevent us from delivering or delay our delivery of our services to our customers. Prolonged or repeated interruptions in our access to the Shared Registration System or country code registries could cause our customers, advertisers and business alliances to switch to another domain name registration service provider.


     Delays or systems failures unrelated to our systems could harm our business.


     Our customers depend on ISPs, online service providers and others to access our website. Many of these parties have experienced outages and could in the future experience outages, delays and other difficulties due to systems failures unrelated to our systems. Although we carry general liability insurance, our insurance may not cover any claims by dissatisfied customers, advertisers or strategic alliances, or may be inadequate to indemnify us for any liability that may be imposed in the event that a claim were brought against us. Our business could be materially harmed by any system failure, security breach or other damage that interrupts or delays our operations.


     Our business would be materially harmed if our computer systems become damaged.


     Our network and communications systems are located at Exodus Communications' hosting facility in Jersey City, New Jersey, Globix Corporation's hosting facility in New York, New York and AT&T Corp.'s hosting facility in New York, New York. We are currently building out our systems located at AT&T Corp.'s hosting facility and may in the future add a fourth facility to make our systems geographically redundant. We cannot assure you that when this build out is complete, if at all, our systems will be geographically redundant. Fires, floods, earthquakes, power losses, telecommunications failures, break-ins and similar events could damage these systems. Computer viruses, electronic break-ins, human error or other similar disruptive problems could also adversely affect our systems. We do not carry business interruption insurance. Accordingly, any significant damage to our systems would have a material adverse effect on our business, financial condition and results of operations.


Our ability to deliver our products and services and our financial condition depend on our ability to license third-party software, systems and related services on reasonable terms from reliable parties.


     We depend upon various third parties for software, systems and related services, including access to the Shared Registration System provided by Network Solutions. Some of these parties have a limited operating history or may depend on reliable delivery of services from others. If these parties fail to provide reliable software, systems and related services on agreeable license terms, we may be unable to deliver our products and services.


Failure by our third-party provider of credit card processing services to process payments in a timely fashion will have a negative effect on our business.


     Under the terms of our accreditation agreement with ICANN, we are required to obtain a reasonable assurance of payment of registration fees prior to registering or renewing domain names. To satisfy this requirement, we have engaged Cybersource to process credit card payments for our individual customers. Therefore, if Cybersource or its system fails for any reason to process credit card payments in a timely fashion, we may not be in compliance with ICANN's requirement and as a result may not be allowed to process domain name registrations. In addition, the domain name reservation process will be delayed and customers may be unable to obtain their desired domain name.


Our business will be materially harmed if in the future the administration and operation of the Internet no longer relies upon the existing domain name system.


     The Internet is expected to continue to develop at a rapid rate. This development may include changes in the administration or operation of the Internet, which could include the creation and institution of alternate systems for directing Internet traffic without the use of the existing domain name system. While we are not aware of any alternative systems currently in use or being developed, widespread acceptance of any alternative systems would eliminate the need to register a domain name to establish an online presence and could materially adversely affect our business, financial condition and results of operations.


Our failure to respond to the rapid technological changes in our industry may harm our business.


     If we are unable, for technological, legal, financial or other reasons, to adapt in a timely manner to changing market conditions or customer requirements, we could lose customers, strategic alliances and market share. The Internet and electronic commerce are characterized by rapid technological change. Sudden changes in user and customer requirements and preferences, the frequent introduction of new products and services embodying new technologies and the emergence of new industry standards and practices could render our existing products, services and systems obsolete. The emerging nature of products and services in the domain name registration industry and their rapid evolution will require that we continually improve the performance, features and reliability of our products and services. Our success will depend, in part, on our ability:

   o to enhance our existing products and services;

   o to develop and license new products, services and technologies that address the increasingly sophisticated and varied needs of our current and prospective customers; and

   o to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

     The development of additional products and services and other proprietary technology involves significant technological and business risks and requires substantial expenditures and lead time. We may be unable to use new technologies effectively or adapt our websites, internally developed technology and transaction-processing systems to customer requirements or emerging industry standards. Updating our technology internally and licensing new technology from third parties may require us to incur significant additional capital expenditures.


If Internet usage does not grow, or if the Internet does not continue to expand as a medium for commerce, our business may suffer.


     Our success depends upon the continued development and acceptance of the Internet as a widely used medium for commerce and communication. Rapid growth in the uses of and interest in the Internet is a relatively recent phenomenon and we cannot assure you that use of the Internet will continue to grow at its current pace. A number of factors could prevent continued growth, development and acceptance, including:

   o the unwillingness of companies and consumers to shift their purchasing from traditional vendors to online vendors;

   o the Internet infrastructure may not be able to support the demands placed on it, and its performance and reliability may decline as usage grows;

   o security and authentication issues may create concerns with respect to the transmission over the Internet of confidential information, such as credit card numbers, and attempts by unauthorized computer users, so-called hackers, to penetrate online security systems; and

   o privacy concerns, including those related to the ability of websites to gather user information without the user's knowledge or consent, may impact consumers' willingness to interact online.

Any of these issues could slow the growth of the Internet, which could have a material adverse effect on our business, financial condition and results of operations.


If the use of the Internet as an advertising and marketing medium fails to develop our future business could be materially adversely affected.


     Our future success depends in part on a significant increase in the use of the Internet as an advertising and marketing medium. Advertising revenues constituted 17% of our net revenues for the six months ended June 30, 2000. The Internet advertising market is new and rapidly evolving, and it cannot yet be compared with traditional advertising media to gauge its effectiveness. As a result, demand for and market acceptance of Internet advertising are uncertain. Many of our current and potential customers have little or no experience with Internet advertising and have allocated only a limited portion of their advertising and marketing budgets to Internet activities. The adoption of Internet advertising, particularly by entities that have historically relied upon traditional methods of advertising and marketing, requires the acceptance of a new way of advertising and marketing. These customers may find Internet advertising to be less effective for meeting their business needs than traditional methods of advertising and marketing. Furthermore, there are software programs that limit or prevent advertising from being delivered to a user's computer. Widespread adoption of this software by users would significantly undermine the commercial viability of Internet advertising. These factors could materially adversely affect our business, financial condition and results of operations.

We depend on the technological stability and maintenance of the Internet infrastructure.


     Our success and the viability of the Internet as an information medium and commercial marketplace will depend in large part upon the stability and maintenance of the infrastructure for providing Internet access and carrying Internet traffic. Failure to develop a reliable network system or timely development and acceptance of complementary products, such as high-speed modems, could materially harm our business. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity or due to increased government regulation.


We may become subject to burdensome government regulations and legal uncertainties affecting the Internet.


     To date, government regulations have not materially restricted the use of the Internet. The legal and regulatory environment pertaining to the Internet, however, is uncertain and may change. Both new and existing laws may be applied to the Internet by state, federal or foreign governments, covering issues that include:

     o sales and other taxes;

     o user privacy;

     o the expansion of intellectual property rights;

     o pricing controls;

     o characteristics and quality of products and services;

     o consumer protection;

     o cross-border commerce;

     o libel and defamation;

     o copyright, trademark and patent infringement;

     o pornography; and

     o other claims based on the nature and content of Internet materials.

     The adoption of any new laws or regulations or the new application or interpretation of existing laws or regulations to the Internet could hinder the growth in use of the Internet and other online services generally and decrease the acceptance of the Internet and other online services as media of communications, commerce and advertising. Our business may be harmed if any slowing of the growth of the Internet reduces the demand for our services. In addition, new legislation could increase our costs of doing business and prevent us from delivering our products and services over the Internet, thereby harming our business, financial condition and results of operations.


     For example, in November 1999, the Anticybersquatting Consumer Protection Act was enacted to curtail a practice commonly known in the industry as "cybersquatting", a problem that could be exacerbated with any additional top-level domain names that may be established by ICANN. A cybersquatter is generally defined in this Act as one who registers a domain name that is identical or similar to another party's trademark or the name of a living person, in each case with the bad faith intent to profit from use of the domain name. Although the Act states that registrars may not be held liable for registering or maintaining a domain name for another person absent a showing of the registrar's bad faith intent to profit from the use of the domain name, registrars may be held liable if they fail to comply promptly with procedural provisions. If we are held liable under this law, any liability could have a material adverse effect on our business, financial condition and results of operations.

     In addition, although established case law and statutory law have, to date, shielded us from liability relating to cybersquatting registrations on our site in the primary registration market, no case law, statutory law or accepted practice would shield us in the secondary market. If we enter the secondary market as we intend, we cannot predict what our potential liabilities may be with respect to allegations that our participation in that market facilitates cybersquatting.

     The Federal Trade Commission and other federal and state agencies have been investigating Internet companies regarding their use of personal information. The federal government recently enacted legislation protecting the privacy of consumers' nonpublic personal information. We cannot assure you that our current information-collection procedures and disclosure policies will be found to be in compliance with existing or future laws or regulations. Our failure to comply with existing laws, including those of foreign countries, or the adoption of new laws or regulations that require us to change the way we conduct our business, could make it cost-prohibitive to operate our business and prevent us from pursuing our business strategies.

     We file tax returns in such states as required by law based on principles applicable to traditional businesses. However, one or more states could seek to impose additional income tax obligations or sales tax collection obligations on out-of-state companies, such as ours, which engage in or facilitate electronic commerce. A number of proposals have been made at state and local levels that could impose such taxes on the sale of products and services through the Internet or the income derived from such sales. Such proposals, if adopted, could substantially impair the growth of electronic commerce and materially adversely affect our business, financial condition and results of operations.

     Legislation limiting the ability of the states to impose taxes on Internet-based transactions has been enacted by the United States Congress. However, this legislation, known as the Internet Tax Freedom Act, imposes only a three-year moratorium, which commenced October 1, 1998 and ends on October 21, 2001, on state and local taxes on electronic commerce. It is possible that the tax moratorium could fail to be renewed prior to October 21, 2001. Failure to renew this legislation would allow various states to impose taxes on Internet-based commerce. The imposition of such taxes could materially adversely affect our business, financial condition and results of operations.


                               Investment Risks


Our stock price, like that of many Internet companies, is highly volatile.

     The market price of our common stock has been and is likely to continue to be highly volatile and significantly affected by factors such as:

   o general market and economic conditions and market conditions affecting technology and Internet stocks generally;

   o limited availability of our shares on the open market;

   o actual or anticipated fluctuations in our quarterly or annual registrations or operating results;

   o announcements of technological innovations, acquisitions or investments, developments in Internet governance or corporate actions such as stock splits; and

   o industry conditions and trends.

     The stock market has experienced extreme price and volume fluctuations that have particularly affected the market prices of the securities of Internet-related companies. These fluctuations may adversely affect the market price of our common stock.

Our directors, executive officers and principal stockholders own a significant percentage of our shares, which will limit your ability to influence corporate matters.

     Our directors, executive officers and principal stockholders beneficially own approximately 42.5% of our common stock prior to this offering and will beneficially own approximately 36.3% upon consummation. Accordingly, these stockholders could have significant influence over the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, and also could prevent or cause a change in control. The interests of these stockholders may differ from the interests of our other stockholders. In addition, third parties may be discouraged from making a tender offer or bid to acquire us because of this concentration of ownership.


Shares eligible for public sale could adversely affect our stock price.

     In addition to the shares sold in our initial public offering and this offering, 496,360 shares are currently eligible for resale in the public markets. After August 29, 2000, 10,215,300 additional shares will become available for sale in the public markets upon the expiration of lock-up agreements executed in connection with our initial public offering. Please see "Shares Eligible for Future Sale" for a description of the timing of the availability for sale in the public markets of our other shares of common stock, including the shares covered by lock-up agreements executed in connection with this offering. Deutsche Bank Securities may waive the lock-up restrictions at our request or upon the request of a stockholder. In evaluating whether to grant such a request, Deutsche Bank Securities may consider a number of factors with a view toward maintaining an orderly market for, and minimizing volatility in the market price of, our common stock. These factors include, among other, the number of shares involved, recent trading volume and prices of the stock, the length of time before the lock-up expires and the reasons for, and the timing of, the request.

     Existing stockholders owning an aggregate of 15,162,833 shares of common stock and common stock issuable upon the exercise of warrants have the right to require us to register their shares under the Securities Act. If we register these shares, they can be sold in the public market. The market price of our common stock could decline as a result of sales by these existing stockholders of their shares of common stock in the market after this offering, or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and price that we deem appropriate.


Our charter documents and Delaware law may inhibit a takeover that stockholders may consider favorable.

     Provisions in our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law could delay or prevent a change of control or change in management that would provide stockholders with a premium to the market price of their common stock. The authorization of undesignated preferred stock, for example, gives our board the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the company. If a change of control or change in management is delayed or prevented, this premium may not be realized or the market price of our common stock could decline.


You will incur immediate and substantial dilution.

     The public offering price per share will significantly exceed the net tangible book value per share. Accordingly, investors purchasing shares in this offering will suffer immediate dilution of their investment equal to $26.80 per share, based on an assumed initial public offering price of $30.75. If we issue additional shares of common stock in the future, investors purchasing shares in this offering may experience further dilution. Any further dilution could adversely affect the trading price of our stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Many statements made in this prospectus under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus are forward-looking statements that are not based on historical facts. We use words such as "believes," "anticipates," "future," "intends," "plans," "expects" and similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under "Risk Factors." We undertake no obligation, except as required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds from the sale of the shares of common stock sold by us in this offering of approximately $14.2 million, based upon an assumed public offering price of $30.75 per share and after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $31.7 million. We will not receive any proceeds from the sale of shares being sold by the selling stockholders.

     We plan to use the proceeds from this offering for marketing, capital expenditures, working capital, development of new products and services, acquisitions of and investments (where we acquire less than a controlling interest) in companies whose businesses, products or services complement our own and general corporate purposes. We intend to spend over $25.0 million in the second half of 2000 and over $70.0 million in 2001 on sales and marketing and over $7.0 million in the second half of 2000 and over $20.0 million in 2001 for capital expenditures, including expenditures for servers, co-location equipment and other hardware and software necessary to support our registration systems. As of the date of this prospectus, we have not made any other specific expenditure plans with respect to the proceeds of this offering. Therefore, we cannot specify with certainty the particular uses for the remaining net proceeds to be received upon completion of this offering. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. Pending any use, we intend to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

     The principal purpose of this offering is to assist in the orderly distribution of shares after the lock-up period following our initial public offering. In addition, proceeds that we receive in the offering will be used for marketing, capital expenditures, working capital, development of new products and services, acquisitions, investments and general corporate purposes. Although we engage in discussions with potential acquisition and strategic investment candidates from time to time, we have no present commitments with respect to any acquisition or investment.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is listed on The Nasdaq National Market under the symbol "RCOM." Public trading of our common stock commenced on March 3, 2000. Prior to that date, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low sale price per share of the common stock on The Nasdaq National Market:



                                                        HIGH           LOW
                                                    ------------   -----------
Year Ending December 31, 2000
  First Quarter (from March 3, 2000) ............    $  116.00      $  24.00
  Second Quarter ................................        69.625        18.875
  Third Quarter (through July 26, 2000) .........        39.25         29.00


     On July 26, 2000, the last sale price reported on The Nasdaq National Market for our common stock was $30.75 per share. As of July 20, 2000, there were 104 holders of record of our common stock.


                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock. We currently anticipate retaining any future earnings for the development and operation of our business. Accordingly, we do not anticipate declaring or paying any cash dividends in the foreseeable future.

                                CAPITALIZATION

     The following table shows our capitalization as of June 30, 2000 on an actual basis, and as adjusted basis. The as adjusted column reflects our sale of 500,000 shares of common stock in this offering at an assumed public offering price of $30.75 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

     You should read the following table in conjunction with our financial statements and the notes to those financial statements included elsewhere in this prospectus.



                                                                   June 30, 2000
                                                        -----------------------------------
                                                             Actual           As Adjusted
                                                        ----------------   ----------------
                                                                    (unaudited)
Stockholders' equity:
  Preferred Stock, $.0001 par value; 5,000,000 shares
   authorized, no shares issued and outstanding
   (actual and as adjusted) .........................   $         --       $         --
  Common Stock, $.0001 par value; 200,000,000
   shares authorized; 31,990,420 shares issued and
   outstanding (actual); 32,490,420 shares issued and
   outstanding (as adjusted) ........................          3,199              3,249
  Additional paid-in capital ........................    167,212,811        181,369,011
  Unearned compensation .............................     (5,627,223)        (5,627,223)
  Accumulated deficit ...............................    (14,134,795)       (14,134,795)
                                                        ------------
   Total stockholders' equity .......................    147,453,992        161,610,242
                                                        ------------       ------------
     Total capitalization ...........................   $147,453,992       $161,610,242
                                                        ============       ============


     The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of June 30, 2000. It excludes:

   o 5,866,027 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2000, with a weighted average exercise price of $1.80 per share;

   o 2,971,782 shares of common stock available for issuance under our stock option plans for options not yet granted;

   o 350,000 shares reserved for issuance under our employee stock purchase plan; and

   o 5,894,067 shares of common stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $1.45 per share.

                                   DILUTION

     If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. We calculate pro forma net tangible book value per share by dividing the net tangible book value (total tangible assets less total liabilities) by the pro forma number of outstanding shares of common stock.

     Our net tangible book value at June 30, 2000 was $114.1 million or $3.57 per share, based on 31,990,420 shares of our common stock outstanding as of June 30, 2000.

     After giving effect to the issuance and sale of the shares of common stock that we are offering (less the underwriting discounts and estimated offering expenses payable by us), our net tangible book value at June 30, 2000 would be $128.3 million or $3.95 per share or if the underwriters exercise their over-allotment option in full, $145.8 million or $4.41 per share. This represents an immediate increase in net tangible book value of $0.38 per share to existing stockholders or $0.84 per share if the underwriters exercise their over-allotment option in full, and an immediate dilution of $26.80 per share or, if the underwriters exercise their over-allotment option in full, $26.34 per share to investors purchasing shares in the offering. The following table illustrates this per share dilution:


Estimated public offering price per share ........................                $ 30.75
Net tangible book value per share at June 30, 2000 ...............   $ 3.57
Increase in net tangible book value per share attributable to this
  offering .......................................................    0.38
                                                                     ------
Net tangible book value per share after this offering ............                  3.95
                                                                                  -------
Dilution per share to new investors ..............................                $ 26.80
                                                                                  =======

     The above information is based on shares outstanding as of June 30, 2000. It excludes:

   o 5,866,027 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2000, with a weighted average exercise price of $1.80 per share;

   o 2,971,782 shares of common stock available for issuance under our stock option plans for options not yet granted;

   o 350,000 shares reserved for issuance under our employee stock purchase plan; and

   o 5,894,067 shares of common stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $1.45 per share.

     To the extent that any of these stock options or warrants are exercised, new investors will experience further dilution.

                            SELECTED FINANCIAL DATA

     The selected financial data below as of December 31, 1998 and 1999 and for the years ended December 31, 1997, 1998 and 1999 have been derived from our financial statements included in this prospectus, which have been audited by PricewaterhouseCoopers LLP, independent accountants. The selected financial data as of December 31, 1997 have been derived from our audited financial statements not included in this prospectus. The selected financial data below as of and for the years ended December 31, 1995 and 1996 have been derived from our unaudited financial statements. The statement of operations data for each of the six month periods ended June 30, 1999 and 2000, and the balance sheet data at June 30, 2000, are derived from our unaudited interim financial statements included elsewhere in this prospectus. These unaudited financial statements have been prepared on the same basis as our audited financial statements and, in our opinion, include all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of our financial position and results of operations. Historical results are not necessarily indicative of results to be expected for the full year or any future period. You should read the data below together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes to those statements included in this prospectus. The pro forma basic and diluted net loss per share data give effect to the conversion of our Exchangeable Preferred Stock and the Series A Convertible Preferred Stock at the date of original issuance.


                                                                  Year Ended December 31,
                                      -------------------------------------------------------------------------------
                                           1995            1996            1997            1998             1999
                                      -------------  ---------------  -------------  ---------------  ---------------
Statement of Operations Data:
 Net revenues ......................   $   87,696     $    868,018     $  713,263     $  1,319,359     $  9,644,552
 Cost of revenues ..................       12,399          342,140        191,539          461,152        3,082,499
                                       ----------     ------------     ----------     ------------     ------------
 Gross profit ......................       75,297          525,878        521,724          858,207        6,562,053
 Operating expenses:
  Sales and marketing ..............      166,330          935,495        366,975          863,720        7,149,693
  Research and development .........      102,901          390,814         71,471          276,687        1,767,158
  General and administrative
   (exclusive of non-cash
   compensation) ...................       94,704          743,609        263,017          795,425        2,380,190
  Non-cash compensation ............           --               --             --          149,682        4,929,200
  Amortization of goodwill and
   other intangibles ...............           --               --             --               --               --
                                       ----------     ------------     ----------     ------------     ------------
  Total operating expenses .........      363,935        2,069,918        701,463        2,085,514       16,226,241
                                       ----------     ------------     ----------     ------------     ------------
 Loss from operations ..............     (288,638)      (1,544,040)      (179,739)      (1,227,307)      (9,664,188)
 Other income (expenses), net ......           --         (170,036)       (25,787)          66,559          887,270
                                       ----------     ------------     ----------     ------------     ------------

 Net loss ..........................   $ (288,638)    $ (1,714,076)    $ (205,526)    $ (1,160,748)    $ (8,776,918)
                                       ==========     ============     ==========     ============     ============
 Basic and diluted net loss per
  share ............................   $    (0.07)    $      (0.26)    $    (0.02)    $      (0.07)    $      (0.46)
                                       ==========     ============     ==========     ============     ============
 Weighted average shares used
  in basic and diluted net loss
  per share ........................    4,429,859        6,633,905      8,884,709       15,697,013       19,117,027
                                       ==========     ============     ==========     ============     ============
 Pro forma basic and diluted net
  loss per share ...................                                                                   $      (0.40)
                                                                                                       ============
 Weighted average shares used
  in pro forma basic and
  diluted net loss per share .......                                                                     22,112,252
                                                                                                       ============


                                                 Six Months
                                                    Ended
                                                  June 30,
                                      ---------------------------------
                                            1999             2000
                                      ---------------  ----------------
Statement of Operations Data:
 Net revenues ......................   $  2,269,062      $ 32,667,756
 Cost of revenues ..................        324,783         9,387,700
                                       ------------      ------------
 Gross profit ......................      1,944,279        23,280,056
 Operating expenses:
  Sales and marketing ..............      1,717,763        22,153,387
  Research and development .........        623,552         1,954,097
  General and administrative
   (exclusive of non-cash
   compensation) ...................        402,325         3,342,079
  Non-cash compensation ............      4,530,815         1,290,093
  Amortization of goodwill and
   other intangibles ...............             --           298,455
                                       ------------      ------------
  Total operating expenses .........      7,274,455        29,038,111
                                       ------------      ------------
 Loss from operations ..............     (5,330,176)       (5,758,055)
 Other income (expenses), net ......         83,173         3,775,031
                                       ------------      ------------

 Net loss ..........................   $ (5,247,003)     $ (1,983,024)
                                       ============      ============
 Basic and diluted net loss per
  share ............................   $      (0.30)     $      (0.07)
                                       ============      ============
 Weighted average shares used
  in basic and diluted net loss
  per share ........................     17,747,079        27,901,444
                                       ============      ============
 Pro forma basic and diluted net
  loss per share ...................                     $      (0.07)
                                                         ============
 Weighted average shares used
  in pro forma basic and
  diluted net loss per share .......                       29,526,406
                                                         ============

                                                                          December 31,
                                           --------------------------------------------------------------------------
                                               1995          1996            1997            1998           1999
                                           -----------  -------------  ---------------  -------------  --------------
Balance Sheet Data:
 Cash and cash equivalents ..............   $226,995     $    21,074    $      60,845    $1,284,684     $40,944,122
 Working capital (deficiency) ...........    179,345        (949,383)      (1,131,173)      569,616      29,813,357
 Total assets ...........................    260,002         141,774          180,786     1,611,025      68,336,046
 Total deferred revenues ................         --              --           32,038       113,527      32,101,232
 Total liabilities ......................    147,451       1,002,920        1,243,457       788,245      46,423,191
 Stockholders' equity (deficit) .........    112,551        (861,146)      (1,062,671)      822,780      21,912,855




                                               June 30,
                                           ---------------
                                                 2000
                                           ---------------
Balance Sheet Data:
 Cash and cash equivalents ..............   $148,332,164
 Working capital (deficiency) ...........    144,869,444
 Total assets ...........................    247,698,038
 Total deferred revenues ................     87,538,826
 Total liabilities ......................    100,244,046
 Stockholders' equity (deficit) .........    147,453,992


        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS


     You should read the following discussion of our financial condition and results of operations together with "Selected Financial Data," our financial statements, the notes to those statements and the other information appearing elsewhere in this prospectus.


Overview


     We are a provider of Internet domain name registration services worldwide. Domain names serve as part of the infrastructure for Internet communications and registering a domain name is one of the first steps for individuals and businesses seeking to establish an online identity. We believe that we offer a quick and user-friendly registration process and responsive and reliable customer support. We also offer a suite of value-added products and services targeted to assist our customers in developing and maintaining their online identities, including:

    Products and Services                             Products and Services
     Provided by Us                                     Provided by Others

    o domain name forwarding                   o email

    o real-time domain name management         o web hosting

    o website-creation tools under the name    o submission of domain names to
                                                 FirstStepSite up to 400 search
                                                 engines

                                               o trademark monitoring, under
                                                 the name Trademark Guardian


Our goal is to become a one-stop resource through which our customers will establish, maintain and enhance their presence on the Internet.

     We are the successor by merger to Forman Interactive Corp. Forman Interactive commenced operations in 1994 as a developer of electronic commerce software, and began offering web-hosting and related products and services in 1997. In February 1998, we began to distribute domain names either for free or, to a lesser extent, were paid commissions for the domain names we distributed for international registrars and registries. In April 1999, we commenced offering registration services for country code domains and in June 1999, we began offering registrations in the .com, .net and .org domains.

     In June 2000, we acquired all of the outstanding capital stock of Inabox, Inc. through a merger for $1.0 million in cash and 280,019 shares of our common stock. In the event contracts are signed with identified prospects, we may be required to issue an additional 20,000 shares of our common stock to the previous stockholders of Inabox. This transaction was accounted for using the purchase method of accounting. As a result, Inabox's financial results are consolidated with our financial results from the date of acquisition.


Net Revenues

     We derive our net revenues from domain name registrations, online products and services and advertising. Net revenues from domain name registrations consist of fees paid by registrants over the course of the registration period reduced by referral commissions and a provision for credit card chargebacks. We currently earn registration fees in connection with new, renewal, extended and transferred registrations. From June 1999 until January 14, 2000, we offered two-year registration periods for the initial domain name registration in the
 .com, .net and .org domains with annual renewals and either one- or two-year registration periods for domain names in the country code domains. As of January 15, 2000, we have supplemented our registration period offerings to include one-, five- and ten-year registration periods for both initial and renewal domain name registrations in the .com, .net, and .org domains. Renewal and extension registration periods can be from one to ten years. For our .com,
 .net and .org domain names, we currently charge $35 per year and offer registration terms of one, two, five and ten years. For our country code domains, we currently charge, on our website, approximately $40 to $299 for one- or two-year registrations. We intend to charge the same rates for renewals as we do for corresponding initial registration periods. Because we only began operating as a registrar in April 1999, we have processed a limited amount of registration renewals. We anticipate that registration renewals will contribute to our net revenues as our customers' initial registrations reach the end of their terms.

     In addition to our standard registration fees, we have a number of different fee structures for our domain registration services. Our Corporate Services department delivers a diversified range of higher-priced services for our corporate customers. We pay referral commissions based on a percentage of the net registration revenues derived from registrations processed through the participants in our network of co-brand websites and those we process through our www.register.com website referred to us by participants in our affiliate network. Participants in our network of private label websites pay us a fee per registration, discounted off of our standard registration fee. In the near future, we plan to add product and service offerings to expand into different segments of the domain name registration market we do not currently serve. These include bulk registrations offered at a substantial discount to our standard registration fees and the use of domain names for consumers at no charge, limited to one name per customer as identified by a unique email address for a duration of one year, each of which would also include a reduced level of customer service and limited value-added products or services. As a result of expanding into these new segments, we anticipate that in the short-term our overall gross margin will be negatively impacted, but will improve over the long-term as we sell higher margin products and services to these customers.

     Domain name registration revenues are deferred at the time of the registration and are recognized ratably over the term of the registration period. Under this subscription-based model, we recognize revenue when we provide the registration services, including customer service and maintenance of the individual domain name records. ICANN requires us to have reasonable assurance of payment in order to register a domain name. Therefore, we require prepayment via credit card for all online domain name registration sales, which provides us with the full cash fee at the beginning of the registration period while recognizing the revenues over the registration period. For some of our customers who register domain names through our Corporate Services department, we establish lines of credit based on credit worthiness, thereby reasonably assuring payment.

     Online products and services, which primarily consist of email, domain name forwarding, web hosting and software, are sold either as annual or monthly subscriptions, depending on the product or service offering. These revenues are recognized ratably over the period in which we provide our services. Our software revenues consist solely of software sales by our Inabox subsidiary. To date, these software revenues have not been material and we do not expect these revenues to be material for the foreseeable future. We offer web-hosting through our own servers and through web-hosting services provided by third parties. In 1999, we shifted our business model, and have chosen to direct our resources toward our domain name registration business and not toward our own web-hosting business. As such, while we continue to offer our own web-hosting services, we do not actively promote this service and, therefore, do not anticipate significant revenue growth from our own web-hosting service in future periods. We intend, however, to continue actively promoting web-hosting services provided by third parties.

     Advertising revenues are derived from the sale of sponsorships and banner advertisements under short-term contracts that range from one month to one year in duration. We recognize these revenues ratably over the period in which the advertisements are displayed provided that no significant company obligation remains and collection of the resulting receivable is probable.

Cost of Revenues

     Our cost of revenues consists of the costs associated with providing domain name registrations and online products and services. Cost of revenues for domain name registrations primarily consists of registry fees, depreciation on the equipment used to process the domain name registrations, the fees paid to the co-location facilities maintaining our equipment and fees paid to the financial institutions to process credit card payments on our behalf. Through January 14, 2000, we paid a $9 per year registry fee for each .com, .net and
 .org domain name registration. This fee was reduced to $6 per year effective January 15, 2000. We currently pay registry fees of approximately $5 to $150 for, direct, one- or two-year country code domain name registrations registered through our website. The largest component of our cost of revenues is the registry fees which, while paid in full at the time that the domain name is registered, are recorded as a prepaid expense and recognized ratably over the term of the registration.

     Cost of revenues for our online products and services consists of fees paid to third party service providers, depreciation on the equipment used to deliver the services, fees paid to the co-location facilities maintaining our equipment and fees paid to the financial institutions to process credit card payments on our behalf.

     There are no material costs associated with our software revenues.

     While we have no direct cost of revenues associated with our advertising revenue, we do incur operational costs including salaries and commissions, which are classified as operating expenses. We have no incremental cost of revenues associated with advertising since we use the same equipment to deliver the advertisements as we use for our domain name registration services.


Operating Expenses

     Our operating expenses consist of sales and marketing, research and development, general and administrative and non-cash compensation expenses and amortization of goodwill and other intangibles. Our sales and marketing expenses consist primarily of employee salaries, marketing programs such as advertising and, to a lesser extent, commissions paid to our sales representatives. Research and development expenses consist primarily of employee salaries, fees for outside consultants and related costs associated with the development and integration of new products and services, the enhancement of existing products and services and quality assurance. General and administrative expenses consist primarily of employee salaries and other personnel related expenses for executive, financial and administrative personnel, as well as professional services fees and bad debt accruals. Non-cash compensation expenses are related to grants of common stock, stock options and warrants made to employees, directors, consultants and vendors. Facilities expenses are allocated across our different operating expense categories. In addition to the $4.9 million non-cash compensation charge taken in 1999, we recorded a non-cash compensation charge of $1.3 million for the six months ended June 30, 2000, and will record approximately $5.6 million in additional non-cash compensation charges through 2004 as follows: $900,000 for the remainder of 2000, $1.8 million in each of 2001 and 2002, $714,000 in 2003 and $359,000 in 2004. These charges primarily relate to the issuance through June 2000 of employee stock options having exercise prices below fair market value on the date of grant. Amortization of goodwill and other intangible items is related to the goodwill and intangible items associated with our acquisition of Inabox in June 2000. The transaction was valued at approximately $11.7 million of which approximately $11.6 million has been preliminarily allocated to goodwill and other intangible items. This amount is being amortized on a straight-line basis over 39 months.


Net Losses

     We have incurred annual and quarterly losses from our operations since our inception, and we expect to incur operating losses on both an annual and quarterly basis for the foreseeable future. We have incurred significant net losses in the past and expect these losses to continue to increase from current levels as we grow our business by hiring additional employees, increasing our marketing expenses to build our brand and increasing our capital expenditures. We incurred net losses of $2.0 million for the six months ended June 30, 2000, $8.8 million for the year ended December 31, 1999, and $1.2 million for the year ended December 31, 1998. We intend to spend more than $25.0 million in the second half of 2000 and more than $70.0 million in 2001 on sales and marketing, and over $7.0 million in the second half of 2000 and more than $20.0 million in 2001 in capital expenditures. Furthermore, given the rapidly evolving nature of our business and our limited operating history as a competitive registrar, our operating results are difficult to forecast, and period-to-period comparisons of our operating results will not be meaningful and should not be relied upon as an indication of future performance. Due to these and other factors, many of which are outside our control, quarterly operating results may fluctuate significantly in the future.


Results of Operations

     Because we began operating as a domain name registrar only in the second quarter of 1999 and generated only limited revenues from domain name registration services prior to this time, we believe that year-to-year comparisons of 1997 against 1998 and 1998 against 1999 are not meaningful and you should not rely upon them as indications of our future performance.

     We anticipate that in future periods net revenues from domain name registrations will be the largest component of our net revenues and cost of domain name registrations will be the largest component of our cost of revenues. The following table presents selected statement of operations data for the periods indicated as a percentage of net revenues:



                                                                               Three Months Ended       Six Months Ended
                                                Year Ended December 31,             June 30,                June 30,
                                           ---------------------------------  --------------------  ------------------------
                                               1997        1998       1999       1999       2000        1999         2000
                                           -----------  ---------  ---------  ---------  ---------  -----------  -----------
Net revenues ............................      100%        100%       100%        100%       100%       100%         100%
Cost of revenues ........................       27          35         32          15         26         14          29
                                               ---         ---        ---         ---        ---        ---          ---
Gross profit ............................       73          65         68          85         74         86          71
                                               ---         ---        ---         ---        ---        ---          ---
Operating expenses
 Sales and marketing ....................       51          66         74          66         82         76          68
 Research and development ...............       10          21         18          23          6         27           6
 General and administrative (exclusive of
   non-cash compensation) ...............       37          60         25          13          8         18          10
 Non-cash compensation ..................       --          11         51         259          2        200           4
 Amortization of goodwill and other
   intangibles ..........................       --          --         --          --          1         --           1
                                               ---         ---        ---         ---        ---        ---          ---
Total operating expenses ................       98         158        168         361         99        321          89
                                               ---         ---        ---         ---        ---        ---          ---
Loss from operations ....................      (25)        (93)      (100)       (277)       (25)      (235)         (18)
Other income (expenses), net ............       (4)          5          9           5         13         (4)         (12)
                                               ---         ---        ---         ---        ---        ---          ---
Net loss ................................      (29)%       (88)%      (91)%      (272)%      (12)%      (231)%         (6)%
                                               =====       ===       ====        ====        ===       ======        ====

Six months ended June 30, 1999 and 2000

Net Revenues

     Total net revenues increased from $2.3 million for the six months ended June 30, 1999 to $32.7 million for the six months ended June 30, 2000.


     Domain Name Registrations. Revenues from domain name registrations increased from $376,000 for the six months ended June 30, 1999 to $25.6 million for the six months ended June 30, 2000. This increase was primarily from the shift in our business from serving as a distributor of domain names to serving as a generic top level domain name registrar in June 1999. Additionally, we had $2.4 million of deferred revenue from domain name registrations at June 30, 1999, while deferred revenue was $86.4 million at June 30, 2000. We anticipate that revenues from domain name registrations will increase in absolute dollars in future periods as a result of recognition of deferred revenues, growth in the market for domain name registrations, renewals and transfers and the implementation of our business strategy. For the three months ended December 31, 1999, we registered 308,000 domain names in the .com, .net and .org domains, in the three months ended March 31, 2000, we registered 908,000 domain names in these domains, and in the three months ended June 30, 2000, we registered 678,000 domain names in these domains. We believe that the number of domain name registrations for the first quarter of this year was unusually high for various reasons which we believe include heightened awareness of the opportunity to register domain names and the absence of significant competition for domain name registrations other than from Network Solutions. We believe that the growth experienced in domain name registrations in the first quarter of this year is not an indication of anticipated future growth.

     Online Products and Services. Revenues from online products and services increased 45.9% from $1.0 million for the six months ended June 30, 1999 to $1.5 million for the six months ended June 30, 2000 primarily from increased sales of email and domain name forwarding services. We anticipate that revenues from online products and services will remain relatively flat in the near term as we begin to introduce new online products and services and no longer actively promote our own web-hosting services. We anticipate that these revenues will increase over the long term as we expand our online product and service offerings.

     Advertising. Revenues from advertising increased from $879,000 for the six months ended June 30, 1999 to $5.7 million for the six months ended June 30, 2000 primarily from the increased number of page views and the volume of advertising and sponsorships sold on our www.register.com, FirstStepSite, and FutureSite websites. We anticipate that revenues from advertising in future periods will increase in absolute dollars primarily for the same reasons.


Cost of Revenues

     Total cost of revenues increased from $325,000 for the six months ended June 30, 1999 to $9.4 million for the six months ended June 30, 2000.

     Cost of Domain Name Registrations. Cost of domain name registrations increased from $183,000 for the six months ended June 30, 1999 to $9.3 million for the six months ended June 30, 2000. The increase was primarily from the shift in our business from serving as a distributor of domain names to serving as a generic top level domain name registrar in June 1999. As a distributor, we generally passed through registry costs to the applicable registry or registrar. We anticipate that cost of revenues for domain name registrations will increase in absolute dollars primarily as a result of growth in our domain name registrations and renewals.

     Cost of Online Products and Services. Cost of online products and services decreased from $142,000 for the six months ended June 30, 1999 to $104,000 for the six months ended June 30, 2000. During the first quarter of 2000, there was an increase in cost of online products and services primarily due to the additional depreciation expense associated with the equipment dedicated to our operations to support our growing online product and services offerings. During the second quarter of 2000, we had renegotiations with vendors which resulted in lower costs of sales and a one time adjustment to expenses. The decrease in the cost of online products and services for the six months ended June 30, 1999 as compared to the six months ended June 30, 2000 was primarily a result of the aforementioned negotiations with vendors. We anticipate that these costs will increase in absolute dollars as we expand our online products and services offerings.


Operating Expenses

     Total operating expenses increased from $7.3 million for the six months ended June 30, 1999 to $29.0 million for the six months ended June 30, 2000.

     Sales and Marketing. Sales and marketing expenses increased from $1.7 million for the six months ended June 30, 1999 to $22.2 million for the six months ended June 30, 2000. The increase was primarily from the costs associated with our radio, print media and television advertising campaigns. The radio and print campaign was launched in September 1999, while the television campaign was launched in May 2000. The increase is also due to the increase in salaries associated with newly hired sales, marketing and customer service professionals. We anticipate that sales and marketing expenses will increase substantially in absolute dollars as we expand our domestic and international marketing programs. Additionally, we anticipate increasing our customer service staff and domain name registration sales force to support both the demands of our customers as well as to further our direct and indirect sales strategy for domain name registrations.

     Research and Development. Research and development expenses increased from $624,000 for the six months ended June 30, 1999 to $2.0 million for the six months ended June 30, 2000. The increase resulted primarily from salaries associated with newly hired technology personnel to support our growth. We anticipate that research and development expenses will continue to increase in absolute dollars as we continue to invest in developing and modifying our systems to grow our business.

     General and Administrative. General and administrative expenses increased from $402,000 for the six months ended June 30, 1999 to $3.3 million for the six months ended June 30, 2000. The increase was primarily from salaries associated with newly hired personnel and related costs required to manage our growth and facilities expansion. We expect that our general and administrative expenses will increase in absolute dollars to support our overall growth including increased expenses relating to our new responsibilities as a public company.

     Non-cash Compensation. Non-cash compensation expenses decreased from $4.5 million for the six months ended June 30, 1999 to $1.3 million for the six months ended June 30, 2000. For the six months ended June 30, 1999, the non-cash compensation was primarily associated with the modification of warrants previously granted to some of our stockholders and issuance of warrants in connection with a financial consulting agreement, and a minimal portion of the expense was the result of the amortization of deferred compensation related to employee stock options. For the six months ended June 30, 2000, the non-cash compensation was primarily attributable to the amortization of deferred compensation related to employee stock options.

     Amortization of Goodwill and Other Intangibles. Amortization of goodwill and other intangible items was $298,000 for the six months ended June 30, 2000 and related to the goodwill and intangible items associated with our acquisition of Inabox. We had no amortization of goodwill for the six months ended June 30, 1999.


Other Income (Expenses), Net.

     Other income, net consists primarily of interest income net of interest expense. Other income, net increased from $83,000 for the six months ended June 30, 1999 to $3.8 million for the six months ended June 30, 2000. The increase was primarily from interest earned on our cash balance as a result of our equity financings, including our initial public offering and cash provided by operations.


Net Loss

     Net loss decreased $3.2 million to $2.0 million in the six months ended June 30, 2000 from $5.2 million in the six months ended June 30, 1999.


Years Ended December 31, 1998 and 1999

Net Revenues

     Total net revenues increased from $1.3 million for 1998 to $9.6 million for 1999.

     Domain Name Registrations. Revenues from domain name registrations increased from $37,000 for 1998 to $4.5 million for 1999. Domain name registrations represented 3% of 1998 net revenues and 46% of 1999 net revenues. This increase was primarily from the shift in our business from serving as a distributor of domain names to serving as a generic top level domain name registrar in June 1999. Additionally, we had no deferred revenue from domain name registrations in 1998 while deferred revenue was $32.1 million in 1999. We anticipate that revenues from domain name registrations will increase in absolute dollars and as a percentage of our net revenues in future periods as a result of growth in the market for domain name registrations, renewals and transfers and the implementation of our business strategy.

     Online Products and Services. Revenues from online products and services increased 91% from $1.1 million in 1998 to $2.1 million for 1999 primarily from increased sales of web hosting provided through our servers. Online products and services represented 87% of 1998 net revenues and 22% of 1999 net revenues. We anticipate that revenues from online products and services will remain flat in the near term as we begin to introduce new online products and services and no longer actively promote our own web-hosting services. We anticipate that these revenues will increase over the longer term as we expand our online product and service offerings.

     Advertising. Revenues from advertising increased from $133,000 for 1998 to $3.1 million for 1999 primarily from the increased number of page views and the volume of advertising and sponsorships sold on our www.register.com and FutureSite websites. Advertising represented 10% of 1998 net revenues and 32% of 1999 net revenues. We anticipate that revenues from advertising will increase in absolute dollars but decrease as a percentage of total net revenues.


Cost of Revenues

     Total cost of revenues increased from $461,000 for 1998 to $3.1 million for 1999.

     Cost of Domain Name Registrations. Cost of domain name registrations increased from $19,000 for 1998 to $2.5 million for 1999. The increase was primarily from the shift in our business from serving as a distributor of domain names to serving as a generic top level domain name registrar in June 1999. As a distributor, we generally passed through registry costs to the applicable registry or registrar. We anticipate that cost of revenues for domain name registrations will increase in absolute dollars primarily as a result of growth in our domain name registrations and renewals.

     Cost of Online Products and Services. Cost of online products and services increased 24% from $442,000 for 1998 to $548,000 for 1999. The increase was primarily from the additional depreciation expense associated with the equipment dedicated to our operations to support our growing online product and service offerings. We anticipate these costs will increase in absolute dollars as we expand our online product and service offerings.


Operating Expenses

     Total operating expenses increased from $2.1 million for 1998 to $16.2 million for 1999.

     Sales and Marketing. Sales and marketing expenses increased from $864,000 for 1998 to $7.1 million for 1999. The increase was primarily from the costs associated with the launch of our radio and print media advertising campaign in September 1999 and from salaries associated with newly hired sales, marketing and customer service professionals. We anticipate that sales and marketing expenses will increase substantially in absolute dollars as we further our marketing programs and international expansion. Additionally, we anticipate increasing our customer service staff and domain name registration sales force to support both the demands of our customers as well as to further our direct and indirect sales strategy for domain name registrations.

     Research and Development. Research and development expenses increased from $277,000 for 1998 to $1.8 million for 1999. The increase resulted primarily from salaries associated with newly hired technology personnel to support our growth. We anticipate that research and development expenses will continue to increase in absolute dollars as we continue to invest in developing and modifying our systems to grow our business.

     General and Administrative. General and administrative expenses increased from $795,000 for 1998 to $2.4 million for 1999. The increase was primarily from salaries associated with newly hired personnel and related costs required to manage our growth and facilities expansion. We expect that our general and administrative expenses will increase in absolute dollars to support our overall growth including increased expenses relating to our new responsibilities as a public company.


     Non-cash Compensation. Non-cash compensation expenses increased from $150,000 for 1998 to $4.9 million for 1999. The increase in non-cash compensation was primarily associated with the modification of warrants previously granted to some of our stockholders and the issuance of warrants in connection with a financial consulting agreement. Non-cash compensation expense included $18,000 in 1998 and $329,000 in 1999 of amortization of deferred compensation related to employee stock options. Amortization of deferred compensation primarily related to employee stock options issued through June 2000 will be $900,000 for the remainder of 2000, $1.8 million in each of 2001 and 2002, $714,000 in 2003 and $359,000 in 2004.


Other Income (Expenses), Net.


     Other income (expenses), net consists primarily of interest income net of interest expense. Other income (expenses), net increased from $67,000 for 1998 to $887,000 for 1999. The increase was primarily from interest earned on our cash balance as a result of our equity financings and cash provided by operations.


Net Loss


     Net loss increased $7.6 million to $8.8 million in 1999 from $1.2 million in 1998.


Years Ended December 31, 1997 and 1998

Net Revenues


     Total net revenues increased 85% from $713,000 for 1997 to $1.3 million for 1998.


     Domain Name Registrations. We had no revenues from domain name registrations for 1997 as we did not distribute domain names until February 1998. Revenues from commissions earned from distributing domain name registrations was $37,000 in 1998 and represented 3% of 1998 net revenues.


     Online Products and Services. Revenues from online products and services increased 54% from $713,000 for 1997 to $1.1 million for 1998. Online products and services represented 100% of 1997 net revenues and 87% of 1998 net revenues. The increase in net revenues from 1997 to 1998 was attributable to the growth of our web-hosting service.


     Advertising. We had no revenues from advertising for 1997. Revenues from advertising were $133,000 for 1998 and represented 10% of 1998 net revenues. The increase in net revenues from 1997 to 1998 was attributable to the launch of our www.register.com website and our initial advertising sales efforts.


Cost of Revenues


     Total cost of revenues increased 141% from $192,000 for 1997 to $461,000 for 1998.

     Cost of Domain Name Registrations. We incurred no cost of domain name registrations for 1997 because we did not begin to distribute domain names until February 1998. As a distributor of domain names, we simply forwarded a registration request to the appropriate registrar without paying any registry fees. Cost of domain name registrations was $19,000 for 1998.

     Cost of Online Products and Services. Cost of online products and services increased 131% from $192,000 for 1997 to $442,000 for 1998. The increase resulted primarily from the depreciation expense associated with the equipment dedicated to our operations to support our web-hosting business.


Operating Expenses

     Total operating expenses increased 197% from $701,000 for 1997 to $2.1 million for 1998.

     Sales and Marketing. Sales and marketing expenses increased 135% from $367,000 for 1997 to $864,000 for 1998. The increase was primarily attributable to costs associated with additional customer service personnel, marketing personnel and telemarketers for our web-hosting business as well as limited advertising campaigns.

     Research and Development. Research and development expenses increased 287% from $71,000 for 1997 to $277,000 for 1998. The increase was primarily attributable to the salaries associated with newly hired technology personnel.

     General and Administrative. General and administrative expenses increased 202% from $263,000 for 1997 to $795,000 for 1998. The increase was primarily due to salaries of newly hired executive and financial personnel to help manage our growth.

     Non-cash Compensation. We had no non-cash compensation expenses for 1997. Non-cash compensation expenses were $150,000 for 1998, which was primarily from our issuance of non-plan options at exercise prices below fair market value.


Other Income (Expenses), Net.

     Other income (expenses), net increased from ($26,000) for 1997 to $67,000 for 1998, which was primarily from interest earned on our cash balance as a result of our equity financings.


Net Loss

     Net loss increased $1.0 million to $1.2 million in 1998 from $206,000 in 1997.


Summary of Recent Quarterly Performance: Three Months Ended March 31, 2000 and June 30, 2000

     Total net revenues increased 63% from $12.4 million for the three months ended March 31, 2000 to $20.2 million for the three months ended June 30, 2000. As of June 30, 2000, we had $87.5 million in total deferred revenue, a 25% increase over the $70.2 million of deferred revenue as of March 31, 2000. Short-term deferred revenue as of June 30, 2000 was $63.5 million, a 35% increase over the $47.1 million of deferred revenue as of March 31, 2000. Our net loss was $992,000 for the three months ended June 30, 2000 as compared to our net loss of $991,000 for the three months ended March 31, 2000. For the three months ended June 30, 2000, our basic and diluted net loss per share was $0.03.


Liquidity and Capital Resources

     Historically, we funded our operations and met our capital expenditure requirements primarily through private sales of equity securities, cash generated from operations, and borrowings. We issued 5,222,279 shares of our common stock to the public on March 3, 2000, which generated approximately $115.3 million after deducting the underwriting discount and other offering expenses.

     Net cash used in operating activities was $574,000 for the six months ended June 30, 1999. The principal use of cash during this period was to fund our losses from operations. Our business generated $22.5 million of cash from operations during the six months ended June 30, 2000. This cash generated from operations was primarily due to increased domain name registrations.

     Net cash used for investing activities was $994,000 and $30.7 million for the six months ended June 30, 1999 and 2000, respectively. For the six months ended June 30, 1999, cash used for investing activities related primarily to the purchase of property and equipment and investment in our systems infrastructure. For the six months ended June 30, 2000, cash used for investing activities related to the purchase of property plant and equipment, investment in our systems infrastructure, our investment in GreatDomains.com, our acquisition of Inabox, and our investment in short-term investments.

     We generated $19.7 million and $115.7 million in cash from financing activities for the six months ending June 30, 1999 and 2000, respectively. For the six months ended June 30, 1999, substantially all of the financing activities were private sales of equity securities. For the six months ended June 30, 2000, substantially all of these financing activities were attributable to our initial public offering.

     Concentric has agreed to purchase advertising space on our website through December 2001 at a rate of $350,000 per month for the three months ended March 2001, $400,000 per month for the three months ended June 2001, $450,000 per month for the three months ended September 2001, and $500,000 per month for the three months ended December 2001.

     Although we have no material commitments for capital expenditures or other long-term obligations, we anticipate that we will substantially increase our capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel, including the addition of new products and services, implementation of additional co-location facilities and various capital expenditures associated with expanding our facilities. We currently anticipate that we will continue to experience significant growth in our operating expenses for the foreseeable future and that our operating expenses will be a material use of our cash resources. We intend to spend over $25.0 million in the second half of 2000 on sales and marketing and over $7.0 million on capital expenditures in the second half of 2000 and over $20.0 million in 2001, and we believe that our existing cash and cash from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.
Recent Accounting Pronouncements

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5"). SOP 98-5, which is effective for fiscal years beginning after December 15, 1998, provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start up activities and organization costs to be expensed as incurred. As we have expensed these costs historically, the adoption of this standard did not have a significant impact on our results of operations or financial position.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. We do not expect the adoption of this statement to have a significant impact on our results of operations or financial position.

     In December 1999, the staff of the Securities and Exchange Commission released Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition." SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The additional guidance provided by SAB 101 had no effect on our financial statements.

                                   BUSINESS


Overview

     We are a provider of Internet domain name registration services worldwide. Domain names serve as part of the infrastructure for Internet communications and registering a domain name is one of the first steps for individuals and businesses seeking to establish an online identity. We believe that we offer a quick and user-friendly registration process, and responsive and reliable customer support. We also offer a suite of value-added products and services targeted to assist our customers in developing and maintaining their online identities, including:



           Products and Services                     Products and Services
               Provided by Us                          Provided by Others

  o domain name forwarding                    o email

  o real-time domain name management          o web hosting

  o website-creation tools, under the name    o submission of domain names to up
    FirstStepSite                               to 400 search engines

                                              o trademark monitoring, under the
                                                name Trademark Guardian

Our goal is to become a one-stop resource through which our customers establish, maintain and enhance their presence on the Internet.

     We offer our products and services directly through our www.register.com website and through our Corporate Services department, and indirectly through our network of co-brand and private label websites, which include ISPs, web-hosting companies and other companies whose websites may appeal to our target customers. These distribution channels enable us to reach a broad range of potential customers with products and services targeted to their needs and to increase our exposure across the market. We seek to enter into business alliances, which are important sources for new customer opportunities, brand building, revenue growth and increased product and service offerings. We derive our revenues from domain name registration fees, online products and services and advertising. Our net revenues for the six months ended June 30, 2000, were approximately $32.7 million, representing a 1,340% increase over the six months ended June 30, 1999.

     We have been an active participant in the domain name registration industry since February 1998. In June 1999, we became the first competitive registrar to register domain names in the .com, .net and .org domains directly on behalf of customers. For the six months ended June 30, 2000, we registered approximately 1.6 million new domain names in the .com, .net and .org domains, representing an increase of 240% from the approximately 420,000 domain names we registered in the same domains for the six months ended December 31, 1999. Since June 1999, we have registered over 2.1 million domain names. We estimate, based on our internal calculations, that growth in global domain name registrations in all top level domains will accelerate over the next few years from over 20 million domain names registered through June 30, 2000, to approximately 140 million domain names registered through the end of 2003.

Industry Background and Market Opportunity

     The Internet and Electronic Commerce

     The Internet has emerged as a significant global communications medium, enabling businesses and individuals to conduct business and communicate electronically. According to International Data Corporation, a technology and Internet research consulting company commonly known as IDC, the number of Internet users worldwide will grow from an estimated 144.0 million in 1998 to approximately 602.4 million by the end of 2003. IDC also expects the number of web pages to grow from 1.0 billion in 1998 to 16.5 billion by 2003. We believe that any growth in the number of Internet users and web pages will result in a corresponding growth in the demand for domain name registration services. In addition, IDC estimates that worldwide electronic commerce will grow from $60.4 billion in 1998 to $1.6 trillion in 2003. We believe that this rapid growth of electronic commerce will contribute to the growth in demand for domain name registration services as businesses around the world establish an Internet presence in order to remain competitive.

     There is also a growing demand for products and services that enable individuals and companies to establish and maintain their Internet presence. IDC forecasts that the market for Internet and electronic commerce services worldwide will grow from $7.4 billion in 1998 to $43.7 billion in 2002. Businesses and individuals in the early stages of establishing their Internet identities are seeking products and services such as website creation and development tools, interactive capabilities, electronic commerce capabilities, web hosting, website content and infrastructure. We believe that many of the businesses and individuals registering domain names would appreciate the convenience of being able to purchase these products and services through a single source.

     The Internet is evolving into an important medium for advertisers due to its interactive nature, global reach, rapidly growing audience and the significant increase in electronic commerce. IDC estimates that spending on Internet advertising will grow from $3.4 billion in 1999 to approximately $10.8 billion in 2003.

     Domain Name Registration System

     The domain name system is organized according to industry custom by levels, so that, for example, in the domain name mybrand.com, .com is the top level domain and mybrand is the second level domain. Top level domains are classified as either generic or country code. The most common generic top level domains are .com, .net and .org.

     There are over 250 different country code top level domains, such as .co.uk and org.uk for the United Kingdom and .md for Moldova representing over
190 countries. Each registry for country code domain names is responsible for maintaining and operating its own database of registered domain names. Some country code domains are unrestricted and allow anyone, from anywhere, to register their domain names on a first-come, first-served basis. Currently, over 90 countries follow this unrestricted practice. Others require that prospective registrants have a local presence in the country to be able to register for domain names in that country. While there have been movements directed at creating uniform domain name registration rules and registrar administration guidelines, to date there is no international uniformity.

     From January 1993 until April 1999, Network Solutions was the sole entity authorized by the U.S. government to act as registrar and registry for domain names in the .com, .net and .org top level domains. Network Solutions continues to act as sole registry, maintaining the files in the Shared Registration System for the .com, .net and .org domains and the directory databases listing these domain names and their numerical addresses.

     In October 1998, the Department of Commerce called for the formation of a non-profit corporation to oversee the management of the .com, .net and .org domains and in November 1998, ICANN was recognized as this non-profit corporation. In April 1999, as a preliminary step to introducing competition into the domain name registration system for
 .com, .net and .org domains, ICANN selected five registrars to participate in a testbed to evaluate whether the Shared Registration System could accommodate multiple registrars. On June 2, 1999, we were the first of these five competitive registrars to launch our registration services. On November 30, 1999, the testbed was completed, and all registrars meeting ICANN's standards for accreditation were permitted to register domain names in the .com, .net and
 .org domains. As of July 20, 2000, there were 119 ICANN-accredited registrars, including Network Solutions. Of these, only 56 are connected to the Shared Registration System, and the remaining accredited registrars are still in the development phase with respect to offering registration services. An additional 10 companies have qualified for accreditation but have yet to sign the agreements required by ICANN and Network Solutions.

     For a detailed discussion of the regulatory background of the domain name registration system, see "Administration of the Internet; Government Regulation and Legal Uncertainties."

     Domain Name Registration Market

     As a result of the growth of the Internet and the introduction of competition in the domain name registration industry, we believe there is great potential for growth in the market for domain name registrations. We estimate, based on our internal calculations, that growth in global domain name registrations in all top level domains will accelerate over the next few years from over 20 million domain names registered through June 30, 2000 to approximately 140 million domain names through the end of 2003.

     Although there has been a market for domain name registrations for over six years, a substantial percentage of the growth in domain name registrations has occurred more recently. The following industry statistics related to domain name registrations are based on information contained in press releases issued by Network Solutions. As of June 30, 2000, over 19 million domain names had been registered in the generic top level domains. During the six months ended June 30, 2000, a total of approximately 10.6 million new domain names in the
 .com, .net and .org domains were registered, an increase of 43% over approxiamtely 7.4 million new domain names registered in all of 1999. During the 12 months ended December 31, 1999, a total of approximately 7.4 million new domain names in the .com, .net and .org domains were registered, an increase of 290% over approximately 1.9 million new domain names registered in all of 1998. We believe that the market for domain name registrations will continue to grow and that this growth will be driven primarily by:

     Individuals. As more people begin to use the Internet and as online activities become a greater part of family communications and identities, they will want to establish their own unique presence on the Internet.

     Corporations. As a result of the significant growth in electronic commerce, as well as the increasing focus on the global promotion and protection of their corporate identities, corporations will continue to be significant users of domain name registration services.

     Small offices and home offices. As small offices and home offices increasingly move their businesses online, demand for domain name registration and related online products and services will increase.

     Further, we believe that businesses will use domain names for a number of distinct purposes, including:

     Products and services. Registering products and services as domain names and establishing web identities related to particular products and services, which are key components of a global promotional, marketing and brand protection strategy.

     One-time events. One-time events, such as sporting events and elections, which represent additional domain name registration opportunities as sponsors increasingly turn to the Internet to differentiate and promote their events.

     New Top Level Domain Names. Based on actions taken at the July 2000 ICANN board meeting, we expect that ICANN will approve the introduction of new generic top level domains, such as .firm, .web and .store for introduction by the end of this year or the beginning of next year. As the supply of potential domain names increases, we believe that the demand for these domain names will develop as well.


The Register.com Solution


     We offer products and services that assist individuals and businesses in establishing, maintaining and enhancing their Internet presence. We believe that our industry experience and our emphasis on, and ability to respond to, the needs of our customers have positioned us to capitalize on the growing market for domain name registration and related products and services. Our competitive advantages include:


     Substantial Industry Experience. We have been active in the domain name registration industry since February 1998, when we began offering domain names to customers throughout the world. We were one of five registrars selected by ICANN to participate in the testbed process and, in June 1999, were the first of these registrars to register domain names in the .com, .net and .org domains directly on behalf of customers. Our experience in providing a consumer interface for registrations prior to June 1999, our participation in the testbed and our involvement with the development of ICANN's policies contribute to our substantial operational experience in, and knowledge of, the domain name registration industry.


     Customer Service Focus. Our customer support group seeks to provide dependable and timely resolution of customer inquiries, 24 hours per day, seven days per week. In May 2000, we upgraded our customer care center to provide enhanced customer service and customer support. We manage and respond to customer inquiries through our internally developed Internet-based customer care tracking system which is complemented by our customer service telephone system. We have teams of customer service representatives who specialize in key aspects of our business, and who are informed about our products, services and technology through our ongoing training. We handled over 70,000 customer inquiries in June 2000.


     Value-Added Products and Services. We have assembled a suite of targeted products and services to assist our customers with their online identities. In addition to our quick and easy-to-use domain name registration services, we offer a range of value-added products and services that we provide or that are provided by third parties, including advertisers. These products and services include real-time domain management, template-driven website building tools, domain name forwarding, trademark protection and monitoring services. We also offer services to participants in our network of co-brand and private label websites to enable them to manage their customers' domain names.


     Broad and Efficient Distribution Channels. We believe that our direct and indirect distribution channels enable us to reach a broad range of potential customers with products and services targeted to their needs and to increase our exposure across the market. We sell our services directly through our www. register.com website and dedicated Corporate Services account managers. We also offer domain name registration services indirectly through our network of co-brand and private label websites. This network currently consists of over 450 participants. We serve as the exclusive registrar for a majority of these participants.


     Scalable, Reliable and Secure Technological Platform. We designed and developed our technological infrastructure with a view toward ensuring the scalability, reliability and security essential to support the growth expected in the domain name registration industry. Our selection by ICANN as a testbed registrar was based in part on our technological plans.

The Register.com Strategy

     Our objectives are to increase our share of domain name registrations, to differentiate our service and to develop a long-term relationship with our customers by helping them to establish, maintain and enhance their online presence. Our key strategies for achieving these objectives include:

     Introducing New Products and Services. We will continue to introduce new products and services in order to empower our customers as they develop their online presence. We have introduced the following new products and services this year:

     o template-driven web site creation software;

     o three versions of domain name forwarding;

     o domain transfer escrow service;

     o alternative domain name search through our Domain FastFind service; and

     o multi-name registration.

     We anticipate that we will introduce the following new products and services this year:

     o account masking, to allow the domain name registrant to remain anonymous; and

     o FirstStepSite product with e-commerce capabilities to be offered through our indirect distribution channel.

As part of this strategy, we will continue to enter into new business alliances, develop new applications and website features and invest in our technologies. We believe that these enhancements will increase traffic to our website and strengthen customer loyalty, as well as position us as a preferred registrar for ISPs, web-hosting companies and other companies whose websites may appeal to our target customers.

     In addition, in the near future, we intend to increase our participation in the secondary market for domain name registrations. We currently offer domain transfer escrow services. We are also surveying our customers to determine interest in secondary market products and services including the possibility of listing their domain names for resale.

     Enhancing Brand Awareness. We will continue to build our brand awareness and reputation in order to drive additional traffic to our www.register.com website and attract new strategic alliances, acquisition candidates, advertisers and talented employees. Our brand building efforts include general campaigns as well as campaigns dedicated to Corporate Services customers and participants in our co-brand and private label network. We are promoting our brand through a marketing campaign, including print, radio and television advertisements, increasing our distribution channels and adding and improving our products and services. We promote our brand through speaking engagements, interviews and industry conferences. We have also embarked on a direct mail campaign to increase our visibility and name recognition with the general public and to sell additional products and services to our existing customer base.

     Extending Distribution Channels. We will continue to extend our distribution channels in order to further broaden our potential customer base. We are focusing on expanding the participants in our co-brand and private label network and, in particular, to include companies that have significant subscriber or user bases. In addition, in the near future we intend to add product and service offerings to expand into different segments of the domain name registration market we do not currently serve. These include bulk registrations offered at a substantial discount to our standard registration fees and the use of domain names for consumers, limited to one name per customer as identified by a unique email address for a duration of one year. Both of these would offer a reduced level of customer service and limited value-added products or services.

     Expanding Corporate Services Department. We will continue to expand our Corporate Services department by offering new products and services and by increasing our targeted marketing to our potential customers. In the past year, we introduced Corporate Services products including trademark monitoring through our Trademark Guardian Service and domain name security services through our Domain Lock Down service. Our dedicated Corporate Services account managers focus on servicing large corporate customers with offerings such as multiple domain name registrations, multiple registration and registrar transfers and international brand protection.

     Pursuing and Integrating Acquisitions and Investments. We intend to selectively pursue acquisitions of, and investments in, companies, including other domain name registrars and developers of web-based applications and services. We will target companies that offer complementary products, services and technologies that can expand our business. For example, we recently completed the acquisition of Inabox, Inc. whose WebsiteNow!(TM) software powers our FirstStepSite product.

     Offering Names in Additional Top Level Domains. We intend to expand the number of country codes in which our customers can register domains through us to meet their global needs. We also intend to register names in new generic top level domains, such as .web, .firm and .store, if and when such domains become available, and we are authorized to do so by ICANN.

     Expanding Internationally. We are expanding our relationships with foreign ISPs and other foreign companies in order to offer our products and services to the growing international Internet market. We also intend to pursue alliances to create local language websites to provide domain name registration and value-added products and services to non-English speaking people.


Products and Services

     Registration Services. Our core expertise is providing domain name registration services. We register domain names in the .com, .net and .org domains and are able to register domain names in over 160 country code domains, of which 27 may currently be registered through our www.register.com website. We offer one-, five- and ten-year registration periods for both the initial and renewal domain name registration in the .com, .net and .org domains. We provide the following basic products and services, for no additional fee, together with our registration services:

   o FirstStepSite. We provide customers who have registered domain names through us the ability to create a three-page website and post it on the Internet. Customers can select from a multitude of layouts, themes and colors and also upload images to customize their FirstStepSites. As of June 30, 2000, our customers had set up over 120,000 FirstStepSites.

   o FutureSite. For customers who do not take advantage of FirstStepSite, we provide a presence on the Internet immediately following registration until they launch their own website. Entering a customer's new domain name will bring up a webpage stating: "Coming Soon! We recently registered our domain name at register.com."

   o Domain Manager. This quick and easy-to-use service enables our customers to view and modify important domain name information online, on a real-time basis, including their email address, the location of the server that hosts their website and all billing information, as well as enable customers to renew their registrations.

   o One-Step Registration. We provide our existing users the ability to register additional domain names through a one-step registration process using Domain Manager.

   o Domain FastFind. This application, based on key word searches, helps potential registrants find alternatives if their desired domain is already taken.

   o Multi-Name Registration. This application allows customers to register up to 30 domain names simultaneously.


   Corporate Services. Through our Corporate Services department, we offer:

   o Multiple Domain Registrations. We register large numbers of domain names, typically greater than 30 per customer.

   o International Brand Protection. We are able to register domain names in over 160 country code domains, thereby assisting customers in protecting their brands.

   o Domain Name and Registrar Transfers. We facilitate the processing of domain name transfers between registrants. Also, if we were not the original registrar for a customer's domain names, we will facilitate our designation as the new registrar for those domain names.

   o Billing Consolidation. We provide customers a single consolidated billing statement for all of their domain name services.

   o Trademark Guardian. We provide brand-holders with monthly alerts of potentially conflicting trademark and domain name activity from relevant sources around the world.

   o Domain Lock Down. We offer domain name security services that "lock" names at the registry level, which significantly reduces the risk of unauthorized alterations to key registrar information and blocks the deletion of a domain name for the duration of the registration term.

     Online Products and Services. We offer value-added products and services, some of which we provide and some of which are provided by third parties including advertisers. These products and services include:

   o Email. We resell comprehensive email services to our customers. These email services enable our customers to use their unique domain names to create branded email addresses, such as myname@mybrand.com.

   o Domain Name Forwarding. Our domain name forwarding service allows customers to point their domain names to existing sites on the Internet. We offer three levels of service, one of which is offered for no additional charge.

   o Web Hosting. We offer web hosting to our customers primarily through Concentric Network Corporation and advertisers.

   o Search Engine Submission. We submit domain names to up to 400 search engines.

   o Escrow Services. We facilitate transfers between customers selling domain name registrations by serving as an escrow agent in connection with the domain names to be transferred.

In addition, we pursue advertisers for our website to offer additional products and services that are complementary to our own offerings and appeal to our customers. These include:

     o trademark services;

     o incorporation services;

     o web hosting;

     o online marketing;

     o computer hardware and equipment; and

     o virtual intranet applications for the small office and home office market.

Customer Service


     We believe that our ability to establish and maintain long-term relationships with our customers depends, in part, on the strength of our customer support operations and staff. Furthermore, we value frequent communication with and feedback from our customers in order to continually improve the quality of care provided by our customer service representatives. Our customer service representatives handle general inquiries, investigate the status of orders and payments and answer technical questions about the Internet and domain name management. In May 2000, we upgraded our customer care center to provide enhanced customer service and technical support, including a complementary online and telephone ticketing system, a new toll-free call-in number, and an increased staff, to provide faster and more specialized attention to customer inquiries. In addition, with the launch of our Register.com Espanol website, we have added a team of Spanish-speaking customer service and technical support representatives, accessible 24 hours a day, seven days a week, in order to provide our Spanish-speaking customers the same level of service as we provide our English-speaking customers. We handled over 70,000 customer inquiries in June 2000.

     Our technology team developed our Internet-based customer service inquiry tracking system, which we use to respond to substantially all customer service inquiries. This system enables our customer service representatives to access customer account information efficiently, including all past requests and our responses. Additionally, based on information provided by our customers at the time of their inquiry, our system automatically routes the inquiry to the appropriate team of customer service representatives. This system also allows our management to monitor the efficiency and effectiveness of our representatives. We solicit feedback from our customers by emailing quality-of-service surveys to them after we have resolved their inquiries. We analyze the survey results on a quantitative and qualitative basis. These responses provide us with real-time feedback on the quality of our customer service.


Distribution


     We believe that our direct and indirect distribution channels enable us to reach a broad range of potential customers with products and services targeted to their needs and to increase our exposure across the market. We believe that we provide our customers quick, easy-to-use, value-added and flexible solutions across both of our distribution channels. During the six months ended June 30, 2000, our direct distribution channels accounted for approximately 88% of our net revenues and our indirect distribution channels accounted for approximately 12% of our net revenues.


     Direct. We provide our products and services directly to our customers through our www.register.com website. We also offer services to corporate customers through our Corporate Services department.


   o Website. Through our www.register.com website, customers may register a domain name in six quick, easy-to-follow steps and access the value-added products and services we offer to establish, maintain and enhance their Internet presence. Through our affiliate program, we pay a commission for customer referrals that result in domain name registrations to encourage others to provide links to our website. Recently, we launched Register.com Espanol which allows users to register and manage domain names through a Spanish language interface, allowing Spanish speakers to receive the same level of service as our English-speaking customers receive.


   o Corporate Services. We launched this department to meet the needs of our corporate customers. Many companies currently rely on internal brand managers and attorneys to register domain names related to their trademarks and brand names. We believe that we can provide these services more efficiently through our dedicated team of account managers.

     Indirect. We offer our products and services indirectly through our network of co-brand and private label websites, which include ISPs, web-hosting companies and other companies whose websites may appeal to our target customers. In addition, we provide ISP Manager, a real-time domain management tool that allows these companies to control aspects of the domain name for their customers directly and to monitor their customers' domain name registration activity. We currently have over 450 participants in our network of co-brand and private label websites of which over 30 are private label and the remaining are co-brand participants.


   o Co-brand. We provide our network participants with the opportunity to earn incremental revenue with minimal cost or effort on their part by providing them a co-branded website through which they can offer our services. In less than one day, we can construct and deliver a customized, co-branded website that offers the same quick, easy-to-use, six-step registration process available on our website. Typically, a co-branded website is accessed through the participant's home page and provides one or more links back to its website to facilitate the sale of additional products and services. Our "register.com" logo usually appears side by side with our co-brand participant's logo, providing us with additional brand visibility. We also typically manage all of the domain name support services, including notification, billing, collections and customer service. Co-brand participants typically enter into one-to-three year contracts with renewal options and receive commissions depending upon the volume of registrations and the nature of the relationship. A majority of these contracts provide for us to act as exclusive domain name registrar for the co-brand participant.


   o Private Label. We offer companies that we expect will provide a large volume of registrations the opportunity to interface directly with our domain name registration system through which they can offer our services. This distribution channel allows an end-user to register a domain name and purchase other products and services on a webpage that maintains the look and feel of the website of our private label participant. Private label websites may also include the language "powered by register.com." We also offer our private label participants a range of billing, notification and customer support options. In addition, we recently introduced our Best SRS product. This product is a domain name registration application which is easier and less expensive to implement than our original private label product.


     We intend to leverage our expertise in the management of DNS (Domain Name Servers) to develop products and services for participants in our indirect distribution channel. DNS provide the Internet and Internet users with authoritative routing information for domain names. We are responsible for managing the DNS for approximately 1.8 million domain names which we believe positions us as the largest authoritative DNS provider in the world.


     In addition to our co-brand and private label distribution channels, we have entered into and will continue to seek marketing, sales and distribution arrangements with third parties that we believe may further our strategy of increasing our share of the domain name registration market.


     In addition, in the near future we plan to add product and service offerings to expand into different segments of the domain name registration market we do not currently serve. These include bulk registrations offered at a substantial discount to our standard registration fees and the use of domain names for consumers at no charge, limited to one name per customer as identified by a unique email address for a duration of one year. Both of these would offer a reduced level of customer service and limited value-added products or services.


     International. Our direct and indirect distribution channels are accessible through Internet access worldwide. We currently offer our customers the ability to register domain names in over 160 country code domains and have over ten co-brand network participants with principal places of business outside the United States. Based on our internal calculations, for the three months ended June 30, 2000, approximately 30% of the domain names registered by us were registered by customers located outside of the United States.


Marketing

     Our marketing efforts focus on attracting customers by emphasizing our simplified registration process and customer service. We use a combination of Internet, print, radio and television advertisements. We believe this combination of online and offline advertising is particularly effective in targeting individuals and small- to medium-sized businesses. We have also embarked on a direct mail campaign to increase our visibility and name recognition with the general public and to market additional products and services to our existing customer base.


Business Alliances

     We seek to enter into business alliances to expand our business. These alliances are important sources for new customer opportunities, brand building, revenue growth and increasing our product and service offerings.


Advertising Sales

     We believe that our growing user base provides advertisers and merchants with an attractive platform from which to reach their target audience. During the six-month period ended June 30, 2000, our advertising revenues increased by 159% over the prior six-month period ended December 31, 1999. Because we attract visitors to our website with the products and services we offer, as compared to other sites that attract visitors with their content, we believe these visitors are more likely to purchase goods or services through our website. In addition, we sell advertising space on FirstStepSite and FutureSite pages.


Technology

     Our technology infrastructure is built and maintained for reliability, scalability, flexibility and security and is administered by our skilled technical staff.


     Facilities. Our online systems are located at Exodus Communications' hosting facility in Jersey City, New Jersey, Globix Corporation's hosting facility in New York, New York and AT&T Corp.'s hosting facility in New York, New York. We are currently building out our systems located at the AT&T Corp. facility to add redundancy and capacity. We believe each facility has ample power redundancy, fire suppression, peering to other ISPs, bandwidth and backbone redundancy to support the current and anticipated growth of our business.


     Reliability. Our technology platform uses technologies to maximize reliability. All hardware components are redundant through highly available systems. We provide software and data reliability through a variety of processes and quality-assurance procedures. Our standard procedures include daily database backups, offsite storage of critical information and incremental backups of ongoing database modifications. Additional reliability is provided by our fault-tolerant and redundant platform architecture, which utilizes clustering technology that is designed to ensure uninterrupted service.


     Scalability and Flexibility. We designed our systems to handle a large volume of domain name registrations, general website traffic and domain name server queries in an efficient, scalable and fault-tolerant manner. Our application servers are clustered and use a shared file system which allows us to add additional capacity. Our system is designed to scale easily and to support rapid growth without the need to redesign the network.

     Security. Our technology incorporates a variety of security techniques to protect domain name registration data, including limiting access to users that are authenticated through a Virtual Private Network (VPN) and encrypting user passwords at the time of account creation. We have initiated processes to maintain internal server passwords as well as to ensure limited accessibility to critical components on the network. Our network is protected by a suite of industry-leading hardware/software security solutions.

     Ongoing Improvements. We are in the process of adding new equipment to our AT&T Corp. facility to help protect our network and further improve scalability. We expect to add network operation centers in other locations, which will help add redundancy and intelligent load balancing to our systems. We believe that introducing geographic redundancy will enable us to maintain systems that are less susceptible to regional Internet outages.

     Technology Staff. Our technology team is skilled in developing scalable, reliable and critical applications and solutions. Many of our technologies, including our web-based customer care tracking system, were developed in-house. Our team of engineers monitors our systems 24 hours per day, seven days per week.

     In 1997, 1998, 1999 and the six months ended June 30, 2000, we spent $71,000, $277,000, $1.8 million and $2.0 million, respectively, on our research and development activities.

Historical Operations
     We are the successor by merger to Forman Interactive Corp. Forman Interactive commenced operations in 1994 as a developer of electronic commerce software and began offering web hosting and related products and services in 1997. Forman Interactive's principal software product was Internet Creator, a website management software program. We have not sold Internet Creator since October 1998 and ceased distributing it to our web-hosting customers at no cost in spring 1999. We continue to operate our web-hosting service. However, since its development is not part of our business strategy, we are not actively promoting this service. In February 1998, we began to distribute domain names, in most cases without charge and in a few cases on commission basis when we distributed domain names for international registrars and registries. In April 1999, we commenced offering registration services for country code domains and in June 1999, we began offering registrations in the .com, .net and .org domains.

Administration of the Internet; Government Regulation and Legal Uncertainties
     The Internet domain name registration system is composed of two principal functions: registry and registrar. The registry maintains the database that contains the domain names registered in the top level domains and their corresponding Internet protocol addresses. The registrar acts as an intermediary between the registry and individuals and businesses, referred to as registrants, seeking to register domain names.

     Under a 1993 cooperative agreement with the U.S. Department of Commerce, Network Solutions was authorized to act as the sole registry and sole registrar for domain names in the .com, .net and .org top level domains. On July 1, 1997, President Clinton approved and released a report entitled A Framework for Global Electronic Commerce, in which he authorized the creation of an inter-agency working group under the leadership of the Department of Commerce to study domain name system registration and administration issues, specifically the issue of privatizing the management of the domain name system. In October 1998, in response to this report, the Department of Commerce amended the Network Solutions cooperative agreement to call for the formation of a not-for-profit corporation to oversee the management of, and create policies regarding, domain names in the .com, .net and .org top level domains. The Department of Commerce also proposed that additional registrars be authorized to register domain names in these domains based upon the idea that competitive registrars would benefit consumers and businesses. ICANN was recognized as this not-for-profit corporation by the Department of Commerce in November 1998.

     ICANN's authority is based upon voluntary compliance with its consensus policies. While these policies do not constitute law in the United States or elsewhere, they are expected to have a significant influence on the future of the domain name registration system.

     In April 1999, ICANN selected five testbed companies to act as registrars to register domain names in the .com, .net and .org domains and compete with Network Solutions. These five entities were Register.com, America Online, Inc., France Telecom, Melbourne IT and CORE, which is a worldwide consortium of registrars. Each registrar was required to execute a one-year accreditation agreement with ICANN. Register.com was the first of the testbed companies to begin directly registering domain names. The testbed registrars were the first registrars provided with access to the Shared Registration System, which allowed them to interface directly with Network Solutions' registry. The testbed period ended on November 30, 1999. As of July 20, 2000, 119 companies were accredited by ICANN to act as registrars.

     On November 10, 1999, ICANN, Network Solutions and the Department of Commerce executed a set of agreements that were intended to amend the 1993 cooperative agreement and make Network Solutions an ICANN-accredited registrar. These agreements also provided for Network Solutions to act as the registry until November 30, 2003. If Network Solutions separates its registry and registrar operations by May 9, 2001 and sells the registry assets to a third party, the term of the agreement for the purchaser of the registry operations will be extended for an additional four years until November 30, 2007. These agreements provide that:

   o Network Solutions is prohibited until approximately October 2000 from entering into exclusive agreements with any third-party partners, including web-hosting companies and ISPs. This provision is intended to provide us and other competitive registrars with the ability to enter into agreements with these third parties;

   o the annual fee that a registrar must pay to the registry for each domain name registered in a generic top level domain is $6 per year during the term of the agreement;

   o the registry for the .com, .net and .org domain names will no longer limit registrations to an initial period of two years. Since January 15, 2000, the registry has accepted domain name registrations in the .com, .net and .org domains for periods from one to ten years; and

   o the InterNIC website www.internic.net, formerly controlled by Network Solutions, will be turned over to ICANN on May 31, 2000. This website links to a directory of domain names in the Network Solutions registry, and now contains information regarding the introduction of competitive registrars and includes the names of the operational, ICANN-accredited registrars.

     On December 1, 1999, ICANN's first substantive policy, the Uniform Dispute Resolution Policy, became effective. This dispute resolution policy was created to address the problem of cybersquatting, or registering the trademark of another as a domain name with the intent to wrongfully profit from the goodwill in that name created by the trademark holder. ICANN intends to create additional policies governing the domain name registration system, and we will be affected by any of these policies. We played a leading role in the drafting and implementation of the Uniform Dispute Resolution Policy, and we intend to continue to play an active role in the development of ICANN policies.

     Based on actions taken at the July 2000 ICANN board meeting, we expect that ICANN will approve new top level domains, such as .firm, .web and .store. The timing of the introduction of these new top level domains depends on a number of factors, including reaching a consensus among the international Internet community on what the domains will be, and what type of registry will be established to serve as the repository for such domains. If and when these domains become available, we intend to petition ICANN for authorization to act as a registrar for these domains.

     There have been ongoing legislative developments and judicial decisions with respect to trademark infringement claims, unfair competition claims, and dispute resolution policies relating to the registration of domain names. To help protect ourselves from liability in the face of these ongoing legal developments, we have taken the following precautions:

   o in our standard registration agreement, we require that each registrant indemnify, defend and hold us harmless for any dispute arising from the registration or use of a domain name registered in that person's name; and


   o on December 1, 1999, we implemented the Uniform Domain Name Dispute Resolution Policy as approved by ICANN.

Despite these precautions, we cannot assure you that our indemnity and dispute resolution policies will be sufficient to protect us against claims asserted by various third parties, including claims of trademark infringement and unfair competition in our capacity as registrar.

     New laws or regulations regarding domain names and domain name registrars may be adopted at any time. Our responses to uncertainty in the industry or new regulations could increase our costs or prevent us from delivering our services over the Internet, which could delay growth in demand for our services and limit the growth of our revenues. New and existing laws may cover issues such as:

     o pricing controls;

     o the creation of additional generic top level domains and country code domains;

     o consumer protection;

     o cross-border domain name registration;

     o trademark, copyright and patent infringement;

     o domain name dispute resolution; and

     o other claims based on the nature of content of domain names and domain name registration.

     In November 1999, the Anticybersquatting Consumer Protection Act was enacted by the United States government. This law seeks to curtail a practice commonly known in the domain name registration industry as "cybersquatting." A cybersquatter is generally defined in the Act as one who registers a domain name that is identical or similar to another party's trademark, or the name of another living person, in each case with the bad faith intent to profit from use of the domain name. The law states that registrars may not be held liable for registration or maintenance of a domain name for another person absent a showing of the registrar's bad faith intent to profit from the use of the domain name. Registrars may be held liable, however, if they do not comply promptly with procedural provisions of the law. For example, if there is a litigation involving a domain name, the registrar is required to deposit a certificate representing the domain name registration with the court. To date, there is no precedent to specify under what circumstances we may suffer liability as a registrar under this law. If we are held liable under this law, any liability could have a material adverse effect on our business financial condition and results of operations.

Competition

     We believe that our industry experience, product and service offerings, customer service focus, quick and easy to use registration process and broad and efficient distribution policies enable us to compete favorably in providing domain name registration services and ancillary products and services and in attracting advertisers. However, our competitors may have greater name recognition, longer operational histories and greater financial, technical and managerial resources and may undertake extensive marketing campaigns for their brands and services, adopt aggressive pricing policies and make more attractive offers to potential distribution partners, advertisers and customers.

     Competition in the Domain Name Registration Industry. As of July 20, 2000, Network Solutions and 54 other registrars, not including us, were registering domain names in the .com, .net and .org domains. An additional 63 registrars have been accredited by ICANN but are not yet registering domain names, and 10 registrars have qualified to register domain names in these domains but have not yet signed the agreements required for registering domain names in these domains. Our principal competitor in the market for domain name registration services is Network Solutions. The barriers for other competitors seeking to enter the market as domain name registrars include developing the requisite technological infrastructure and meeting ICANN's accreditation requirements. In addition to other registrars, we face competition from companies who align themselves with accredited registrars to offer domain name registration services, including ISPs, web-hosting companies, telecommunications firms and Internet professional service firms. Our competitors in the domain name registration industry include companies with strong brand recognition and Internet industry experience, such as major telecommunications firms, cable companies, ISPs, web-hosting providers, Internet portals, systems integrators, consulting firms and other registrars. The continued introduction of competitive registrars into the domain name registration industry and the growth of the competitive registrars who have entered the industry have made it difficult for us to maintain market share and contributed to a decline in the number of registrations we performed in the second quarter of this year as compared to the first quarter.

     The decline in our market share is also a result of recent entrants into the domain name registration industry offering domain name registration at prices lower than our own with minimal or no value-added products and services. These recent entrants have included competitors who offer domain name registration through bulk registrations, such as BulkRegister.com, a subsidiary of Alabanza, Inc., and registrars that target indirect and wholesale channels such as, Tucows.com, Inc., and Melbourne IT. We believe that BulkRegister.com has registered a significant number of domain names in the first half of 2000, and may have registered more domain names in the .com, .net and .org domains than we have during the three months ended June 30, 2000.

     Competition with Respect to Our Online Products and Services. A key component of our business strategy is to offer value-added products and services that encourage customers to use our website for the development and maintenance of their online presence. The markets for our products and services are highly competitive. Other registrars may develop or enter into strategic relationships to offer products and services similar to those that we now provide, including our email, domain-forwarding, website-hosting, domain-name auctioning and brokering features, or products and services that we anticipate offering in the future, including facilitating the resale of domain names. On June 9, 2000, Network Solutions was acquired by VeriSign, a provider of Internet trust services. In addition to facilitating cross-marketing between the two companies, the merger will strengthen Network Solutions' competitive advantage by enabling it to couple its registration services with an expanded range of products and services that includes those offered by VeriSign. In addition to competing with other registrars, we also compete with many other providers of these products and services, including application service providers, Internet professional services firms, and domain name resellers.

     Competition for Advertisers. We compete for Internet advertising and sponsorship revenues with other domain name registrars, content-based websites, ISPs, Internet content providers, large web-based publishers, Internet search engines and portal companies and various other companies that facilitate Internet advertising. We also compete with traditional offline media for a share of advertisers' total advertising budgets.

Intellectual Property and Proprietary Rights


     We believe that we are well positioned in the domain name registration and shared Internet web-hosting markets in part due to our highly recognized brand, register.com. We regard our trademarks, copyrights, trade secrets and other intellectual property as critical to our success. We rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property rights. Despite our precautions, third parties could obtain and use our intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving. The laws of some foreign countries do not protect intellectual property to the same extent as do the laws of the United States. Our trademark registration applications are pending for "The First Step on the Web" and "SiteAmerica." All other trademarks and service marks used in this prospectus are the property of their respective owners.

     We have received initial rejections from the U.S. Patent and Trademark Office on our trademark applications for "register" and "register.com" based on descriptiveness. We have responded to these initial rejections arguing that these brands have become widely known through extensive use in commerce and are valid trademarks. While we will be taking all reasonable measures to secure trademark registrations for the "register" and "register.com" marks, we cannot assure you that we will be able to obtain these registrations.

     Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are or will be made available. We also expect to license proprietary rights such as trademarks or copyrighted material to strategic partners in the course of planned national and international expansion. While we will attempt to ensure in our agreements that licensees will maintain the quality of our service, we cannot assure you that they will not take actions that might diminish the value of our proprietary rights or reputation and that could thereby materially harm our business.

     We also rely on certain technologies that we license from other parties. For instance, Network Solutions has licensed us the right to use key software products and database technology. We cannot assure you that these third-party technology licenses will not infringe on the proprietary rights of others or will continue to be available to us on commercially reasonable terms, if at all. The loss of such technology could require us to obtain substitute technology of lower quality or performance standards or at greater cost, which could materially harm our business.

     To date, we have not been notified that our technologies infringe the proprietary rights of any third parties. There can be no assurance that others will not claim that we have infringed their proprietary rights with respect to past, current or future technologies. We expect that the number of infringement claims in our market will increase as the number of services and competitors in our industry grows. Any of those claims, whether meritorious or not, could be time consuming, result in costly litigation, or require us to enter into royalty or licensing agreements. Royalty or licensing agreements might not be available on terms we find acceptable or at all. As a result, any such claim could materially harm our business.

Employees

     As of June 30, 2000, we had approximately 211 full-time employees. None of our employees are represented by a labor union or are subject to collective-bargaining agreements. We believe that we maintain good relationships with our employees.

Facilities

     We currently lease approximately 20,000 square feet of space in one location in New York, New York under a ten-year contract that expires in 2009. We believe that our current space will meet our needs for approximately six months and we are currently looking for additional space.

Legal Proceedings

     We are not party to any material legal proceedings and are not aware of any pending or threatened litigation that would materially and adversely affect our business.

                                  MANAGEMENT

Our executive officers and directors

     The following table sets forth our executive officers and directors, their ages and the positions they hold:



Name                                Age                     Position
---------------------------------  -----  -------------------------------------------
Richard D. Forman ...............   36    President, Chief Executive Officer
                                          and Chairman of the Board of Directors
Cindy E. Horowitz ...............   45    Vice President and Chief Financial Officer
Alan G. Breitman ................   30    Vice President of Finance and
                                          Accounting; Treasurer
Robert D. Gardos ................   28    Vice President of Technology
Sascha A. Mornell ...............   32    Senior Vice President, Sales and
                                          Marketing
Jack S. Levy ....................   30    General Counsel and Secretary
Lauren M. Gaviser ...............   29    Director of Strategic Initiatives
Niles H. Cohen (1)(2) ...........   40    Director
Peter A. Forman .................   38    Director
Mark S. Hoffman (1)(2) ..........   39    Director
Samantha McCuen (2) .............   32    Director
Reginald Van Lee (1) ............   42    Director

-------------
(1) Member of compensation committee.
(2) Member of audit committee.

     Richard D. Forman has been our Chief Executive Officer since March 1996 and our President since March 1998. He has served as one of our Directors since our inception and as Chairman of the Board since May 1999. Since 1994, Mr. Forman has also been the President of Lease On Line, Inc., a real estate brokerage and management firm. In addition, Mr. Forman has managed real estate in the New York City area since August 1992. Mr. Forman was formerly a consultant with Booz Allen & Hamilton, Inc. in its New York City and Sydney, Australia offices. Mr. Forman is the brother of Peter A. Forman, one of our directors and co-founders. In 1987, Mr. Forman graduated from the University of Pennsylvania's Management and Technology Program, and received his B.S. in Economics from the Wharton School of Business and B.S. in Electrical Engineering from the Moore School of Electrical Engineering. In 1992, Mr. Forman received his M.S. in Real Estate from New York University.

     Cindy E. Horowitz was named our Chief Financial Officer in July 2000 and will assume operational responsibility in September 2000. From July 1999 until July 2000, Ms. Horowitz served as Executive Vice President and Chief Financial Officer of Hollinger International, Inc., a newspaper publishing company. From 1994 to 1999, Ms. Horowitz was Vice President and Chief Financial Officer of Primedia Inc.'s Information Group. From 1986 to 1994, Ms. Horowitz was a Vice President of Citibank, N.A. where she served in various financial management positions including Chief Financial Officer of the Consumer Development Division. Ms. Horowitz received an A.B. in Statistics, cum laude from Princeton University in 1977 and an M.B.A. from Harvard Business School in 1981.

     Alan G. Breitman has served as our Vice President of Finance and Accounting since November 1998 and was appointed our Treasurer in December 1998. From December 1998 until October 1999, Mr. Breitman served as our Secretary. From September 1998 through October 1998, Mr. Breitman served as the Chief Financial Officer of Metro Lights Advertising, a domestic outdoor advertising company. From August 1997 through August 1998, Mr. Breitman was the Manager of Financial Planning and Analysis at Allaire Corporation, a developer of Internet development tools. From May 1997 to July 1997, Mr. Breitman was the Manager of Financial Planning and Analysis for Datamedic, a developer of integrated point of care computerized patient record and practice management solutions. From May 1996 to May 1997, Mr. Breitman worked as both the accounting manager and financial analyst for Visibility, Inc., a developer of manufacturing accounting systems. From 1995 to 1996, Mr. Breitman was the Manager of Internal Financial Reporting for Xtra Corp. From 1992 to 1995, Mr. Breitman was an auditor at Coopers & Lybrand, where he worked primarily with high technology and financial services companies. Mr. Breitman received his B.S. in Business from Skidmore College in 1992.


     Robert D. Gardos has served as our Vice President of Technology since June 1999. From June 1998 until June 1999, Mr. Gardos served as our Director of Information Systems. From May 1997 to May 1998, Mr. Gardos was the Chief Financial Officer for Touchlink, a privately held company that he co-founded to provide public Internet kiosks. From December 1994 to April 1997, Mr. Gardos was a Senior Consultant for Ernst & Young where he managed system selection and implementation projects. From January 1994 to December 1994, Mr. Gardos was an analyst for UMS Management group, a firm specializing in utility consulting. Mr. Gardos received his B.S. in Economics from the Wharton School of Business, with a concentration in Finance in 1993.


     Sascha A. Mornell has served as our Senior Vice President, Sales and Marketing since June 2000, as Vice President of Marketing from June 1999 until June 2000 and from May 1998 until June 1999, Mr. Mornell served as our Director of Online Products and Marketing. From August 1997 to March 1998, Mr. Mornell was Manager of International Business Development and Marketing at the National Basketball Association in New York. From August 1992 to December 1995, Mr. Mornell was the New Product Development Manager for Dreyer's Brand Ice Cream in Tokyo, Japan. Mr. Mornell received his B.A. in History from the University of California at Berkeley in 1990 and received his M.B.A. from Harvard Business School in 1997.


     Jack S. Levy has served as our General Counsel and Secretary since October 1999. From September 1996 until October 1999, Mr. Levy was an associate in the corporate department of Willkie Farr & Gallagher. Mr. Levy received his B.A. in Government from Harvard College in 1992 and his J.D. from Columbia Law School in 1996.


     Lauren M. Gaviser has served as our Director of Strategic Initiatives since April 1999. From August 1996 until April 1999, Ms. Gaviser was a senior associate at Booz Allen & Hamilton, Inc., in its Communications, Media and Technology Practice in New York and from December 1992 until May 1994 was in the Sales and Marketing division of Alcatel Bell Telephone in Antwerp, Belgium. Ms. Gaviser received her B.A. in Spanish and Comparative Area Studies from Duke University in 1992 and received her M.B.A. from Columbia University in 1996.


     Niles H. Cohen has served as one of our Directors since November 1995. Since 1994, Mr. Cohen has been the Managing Member of Capital Express, LLC, a New Jersey-based venture capital firm that he founded. Mr. Cohen is a member of the boards of directors of several privately held companies, including Awards.com, Inc., 1-800 BIRTHDAY.com, Inc., Poster.com, Inc. and MoneyHunt Properties, Inc. Since December 1988, Mr. Cohen has been the President of Nihco Equities, Inc., an investment and consulting firm that he founded. Mr. Cohen received his B.S. in Economics from the Wharton School of Business in 1982.


     Peter A. Forman, our co-founder, has served as one of our Directors since our inception in 1994. Mr. Forman served as our President from our inception in 1994 until March 1998 and as Chairman of the Board from our inception in 1994 until May 1999. Since January 1998, Mr. Forman has been a Managing Member of Forman Capital Management, which specializes in early stage internet and technology companies. Since February, 1999, Mr. Forman has served as President of WellSet, a consumer and commercial products manufacturing, marketing, and distribution company. From August 1983 until February 1999, Mr. Forman served as the Chief

Executive Officer of Ben Forman & Sons, Inc., a wholesale consumer products manufacturer. Mr. Forman is the brother of the Company's President and Chief Executive Officer, Richard D. Forman. Mr. Forman received his B.S. in Economics from the Wharton School of Business in 1983.

     Mark S. Hoffman has served as one of our Directors since March 1999. Since October 1994, he has been a Member of Palisade Capital Management, LLC, the investment manager of Palisade Private Partnership, L.P. Mr. Hoffman is a director of several privately held companies, including C3i, Inc., Show Digital, Inc., Berdy Medical Systems, Inc. and comstar.net, inc. Mr. Hoffman received his B.S. in Economics from the Wharton School of Business in 1983.

     Samantha McCuen has served as one of our Directors since June 1999. She is a Managing Director of Sandler Capital Management. Ms. McCuen joined Sandler in January 1996 and is currently responsible for analyzing, structuring and managing Sandler's investments in Internet and technology companies in the public and private sectors. She has been a principal of Sandler Internet Partners, L.P. since October 1999. From 1990 to 1996, Ms. McCuen held both equity research and investment banking positions at Morgan Stanley Dean Witter where she specialized in Internet and PC software companies. Ms. McCuen received her B.A. in Economics from Lehigh University in 1990.

     Reginald Van Lee has served as one of our Directors since January 2000. Mr. Van Lee joined Booz Allen & Hamilton, Inc. in 1984 and has been a Partner there since 1993. Mr. Van Lee, who specializes in international business strategy and management of technology-driven companies in the global communications, media and technology industries, is currently the Managing Partner of Booz Allen & Hamilton's New York City office. Mr. Van Lee received his B.S. in Civil Engineering in 1979 and his M.S. in Civil Engineering in 1980 from the Massachusetts Institute of Technology. In 1984, Mr. Van Lee received his M.B.A. from Harvard Business School.

     Each of our directors was nominated and elected in accordance with our Stockholders Agreement, as amended, and will hold office until the next annual meeting of our stockholders. The Stockholders Agreement terminated upon the consummation of our initial public offering in March 2000 in accordance with its terms.

     The Stockholders Agreement provided that we maintain a seven-member board of directors and that each of the parties to the agreement vote all voting stock in favor of the following:


   o Three director nominees designated by Richard D. Forman, Peter A. Forman and Dan B. Levine, subject to their collectively owning a specified minimum percentage of our shares and rights to acquire our shares. Richard
     D. Forman, Peter A. Forman and Reggie Van Lee serve as the directors designated by this group.

   o One director nominee designated by Capital Express, LLC, subject to its owning a specified minimum percentage of our shares and rights to acquire our shares. Niles H. Cohen currently serves as the director designated by Capital Express, LLC.

   o One director nominee designated by Internet Web Builders, LLC, subject to its owning a specified minimum percentage of our shares and rights to acquire our shares. Zachary Prensky initially served as the director designated by Internet Web Builders, LLC. Internet Web Builders, LLC does not have a designee currently serving on the board.

   o One director nominee designated by Palisade Private Partnership, LP, subject to its owning a specified minimum percentage of our shares and rights to acquire our shares. Mark Hoffman currently serves as the director designated by Palisade Private Partnership, LP. Palisade Private Partnership, LP may also designate a representative to attend board of directors' meetings in a non-voting observer capacity.

   o One director nominee designated by the holders of at least 50% of the outstanding Series A Preferred Stock, for as long as the Series A Preferred Stock represents at least 6% of our outstanding common stock and rights to acquire our common stock. Samantha McCuen currently serves as the director designated by the Series A Preferred Stock.


     In January 2000, Internet Web Builders, LLC forfeited its right under the Stockholders Agreement to designate a board member.


Executive Officers


     Our executive officers are elected by our board of directors on an annual basis and serve until the next annual meeting of the board or until their successors have been duly elected and qualified.


Board Committees


     Audit Committee. The audit committee reports to the board of directors regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management's procedures and policies relative to the adequacy of our internal accounting controls. The current members of the audit committee are Mark S. Hoffman, Niles H. Cohen and Samantha McCuen.


     Compensation Committee. The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies and all forms of compensation to be provided to our executive officers and directors. In addition, the compensation committee reviews bonus and stock compensation arrangements for all of our other employees. The current members of the compensation committee are Reginald Van Lee, Mark S. Hoffman and Niles H. Cohen.


Director Compensation


     We will pay our non-employee directors an annual fee of $4,000. We reimburse our directors for expenses incurred in connection with their attendance at board and committee meetings. We currently do not provide additional compensation for committee participation or special assignments of the board of directors.


     Reginald Van Lee received options to purchase 35,000 shares of our common stock with an exercise price of $24.00 upon his joining our board. Subject to his continuing service as a director, 50% of these options will vest on the first anniversary of his becoming a director and the remaining 50% will vest on the second anniversary. In addition, in consideration for consulting services that Mr. Van Lee provides to us, we have granted to him options to purchase an additional 9,450 shares of our common stock, with an exercise price of $24.00 and a vesting schedule identical to the vesting schedule for his other options.



     Each future non-employee director who is otherwise not affiliated with a stockholder who held shares prior to our initial public offering, upon becoming a director, will receive a grant of options to purchase 35,000 shares of our common stock with an exercise price equal to the fair market value of our common stock on the close of business on the date of grant. Subject to the option holder's continuing service as a director, 50% of these options will vest upon the first anniversary of the individual's becoming a director and 50% will vest upon the second anniversary.

     No interlocking relationships currently exist between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.


Limitation on Directors' Liability and Indemnification

     Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

   o any breach of their duty of loyalty to the corporation or its stockholders;

   o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

   o unlawful payments of dividends or unlawful stock repurchases or redemptions; or

   o any transaction from which the director derived an improper personal benefit.

In accordance with applicable law, this limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.


     Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our amended and restated bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in his or her capacity as an officer, director, employee or other agent, regardless of whether the amended and restated bylaws would permit indemnification.

     The limited liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

     At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.


Employment Agreements

     We have entered into employment agreements with each of Richard D. Forman, our President and Chief Executive Officer and Jack S. Levy, our General Counsel. In addition, we have entered into a severance agreement with Alan G. Breitman, our Vice President of Finance and Accounting.

     We have a letter agreement with Cindy E. Horowitz, our Vice President and Chief Financial Officer confirming the terms of her employment.

     Richard D. Forman.

     Mr. Forman's employment agreement with us became effective as of February 27, 2000 and has an initial term of 42 months, with automatic renewal for successive one-year terms unless we or Mr. Forman give notice of cancellation at least 90 days prior to the expiration of the agreement. The agreement entitles Mr. Forman to receive a base salary of $200,000 per year, discretionary annual bonuses and fringe benefits such as medical and dental coverage, short and long term disability and life insurance.

     In addition, we granted Mr. Forman stock options under our 2000 Stock Incentive Plan to purchase up to 525,000 shares of common stock, of which:

     o options to purchase 175,000 shares will have an exercise price of $26.40;

     o options to purchase 175,000 shares will have an exercise price of $33.60; and

     o options to purchase 175,000 shares will have an exercise price of $38.40.

     These stock options are to vest in equal monthly amounts over a 42-month period, as long as Mr. Forman is employed by us. The options with an exercise price of $26.40 will vest first, over a 14-month period beginning on the date of the grant; the options with an exercise price of $33.60 will vest over the following 14 months; and the option with an exercise price of $38.40 will vest over the remaining 14 months of the 42-month period.

     The vesting of Mr. Forman's stock option will accelerate in full upon the termination of Mr. Forman's employ by us without cause or by him for good reason. In addition, if his employment is terminated without cause or for good reason, Mr. Forman will be entitled to a lump-sum severance payment in an amount equal to one month's base salary multiplied by the number of months remaining in the contract term or 12 months, whichever number is greater. He would also be entitled to medical and dental benefits for himself and his eligible dependents under COBRA for a period of 18 months following the date of termination. Mr. Forman is also entitled to an additional payment in order to compensate him for any "golden parachute" excise tax that he incurs as a result of receiving the severance payments and benefits provided for in the employment agreement.

     In addition, if Mr. Forman's employment is terminated without cause or for good reason, or due to his death or disability, he will be entitled to any earned but unpaid salary, as well as accrued but unused vacation, any unpaid bonus accrued prior to the date of termination, a pro rata bonus for the year in which the termination occurs, reimbursement for business expenses and any payments or benefits due under our policies or benefit plans. Mr. Forman may terminate his employment upon one month's written notice to us.

     Mr. Forman is prohibited under his employment agreement from using or disclosing any of our confidential information at any time in the future and has assigned to us all rights to any inventions he develops during his employment that pertain to our business or that are developed during work time or using our material or facilities. Mr. Forman is also prohibited from competing with us or soliciting any of our customers or employees during his employment and for a period of one year thereafter.

     In connection with Mr. Forman's prior employment agreement with us, he received options to purchase up to 1,750,000 shares of common stock, of which:

     o options to purchase 525,000 shares have an exercise price of $0.17 per share;

     o options to purchase 350,000 shares have an exercise price of $0.46 per share;

     o options to purchase 350,000 shares have an exercise price of $0.86 per share; and

     o options to purchase 525,000 shares have an exercise price of $1.71 per share.

     All of Mr. Forman's options under his prior employment agreement are fully vested and are exercisable at any time prior to January 4, 2003.

     Cindy E. Horowitz


     We have a letter agreement dated July 7, 2000 with Ms. Horowitz offering employment and confirming the terms of her employment. The letter provides that the employment will be "at will" and may be terminated at any time by either party. Ms. Horowitz will be entitled to an annual salary of $200,000 and a guaranteed annual bonus of $100,000 to be paid on a monthly basis. In addition, Ms. Horowitz may also receive discretionary bonuses. Subject to the approval of our Compensation Committee, we will grant Ms. Horowitz options to purchase 155,000 shares of our common stock at an exercise price of $34.50 per share. Ms. Horowitz options will begin to vest in 42 monthly installments of 3,690 shares beginning in January 2001.


     Despite Ms. Horowitz's "at will" employee status, in the event we terminate Ms. Horowitz's employment without cause, she will be entitled to one year's base salary and guaranteed bonus, and the vesting period of any options that would have vested during the one year following her termination will be accelerated to the date of termination. However, in the event that Ms. Horowitz's employment is terminated due solely to a disability which prevents her from being able to perform her duties, she will be entitled to a maximum of six months' salary and guaranteed bonus.


     Alan G. Breitman


     Mr. Breitman's severance agreement with us became effective as of June 9, 2000. The agreement provides that if Mr. Breitman's employment with us is terminated without cause at any time prior to August 31, 2001, he will receive a termination payment equal to the difference between his annual base salary and the aggregate amount of base salary already paid to him between the effective date of the agreement and August 31, 2001. In addition, upon the termination of Mr. Breitman's employ with us without cause, the vesting of any options that would have vested through August 31, 2001 will be accelerated through the date of his termination.


     Jack S. Levy


     Mr. Levy's employment agreement with us became effective as of October 11, 1999. The agreement provides for a one-year term, at which time the term will be extended for consecutive 45-day periods, unless terminated by either party. Mr. Levy is entitled to an annual salary of at least $116,327 and received a signing bonus of $25,000. Mr. Levy also received a $50,000 cash bonus within 15 days of the closing of our initial public offering and is entitled to receive a $25,000 cash bonus at the one-year anniversary of the closing of our initial public offering or the six-month anniversary of our change in control. We have also granted Mr. Levy options to purchase up to 122,500 shares of our common stock at an exercise price of $1.43 per share. These options began to vest in January 2000 in 41 monthly installments of 2,916 shares and a final monthly installment of 2,944 shares.


     We also granted Mr. Levy options to purchase 52,500 shares of our common stock at an exercise price per share of $24.00. These options vest on a monthly basis for a period of 42 months beginning on the closing of our initial public offering. The vesting of Mr. Levy's options will accelerate upon the earlier of:


   o our change in control, in which case vesting will accelerate to the six-month anniversary of the closing of the transaction; or


   o the termination of Mr. Levy's employ by us without cause or by him for good reason following our change in control, in which case vesting will accelerate to the date of his termination.

     If Mr. Levy's employment is terminated by us without cause or by him for good reason following our change in control, the vesting of any options that would have vested through the expiration of the employment term had the termination not occurred will be accelerated to the date of the termination. This provision will apply to Mr. Levy's options to purchase 52,500 shares of common stock. In addition, we would be required to pay Mr. Levy the bonuses applicable to these transactions, as well as pay his salary until the scheduled expiration of the employment agreement. If Mr. Levy's employment is terminated due to death or for good cause, or a voluntary resignation, he will not be entitled to any compensation from us in addition to the payment of any accrued base salary, bonuses and benefits.


Executive Compensation

     The following table sets forth the total compensation paid or accrued for the years ended December 31, 1999 and 1998 to our Chief Executive Officer and to each of our most highly compensated executive officers other than our Chief Executive Officer whose salary and bonus for 1999 exceeded $100,000. We refer to the Chief Executive Officer and these other officers as named executive officers.

                          Summary Compensation Table


                                                                                        Long-Term
                                                                                       Compensation
                                                             Annual Compensation          Awards
                                                           ------------------------   -------------
                                                                                        Securities
                                                                                        Underlying
Name and Principal Position                        Year     Salary($)     Bonus($)     Options (#)
-----------------------------------------------   ------   -----------   ----------   -------------
Richard D. Forman .............................   1999     $162,737       $30,000              --
Chief Executive Officer and President .........   1998      114,462        20,000       1,750,000
Alan G. Breitman (1) ..........................   1999       97,019        60,000         175,000
Vice President Finance and Treasurer ..........   1998       10,096            --              --
Sascha A. Mornell (2) .........................   1999      102,000        50,000          17,500
Vice President Marketing ......................   1998       47,500            --         210,000
Robert D. Gardos (3) ..........................   1999       88,538        50,000         105,000
Vice President Technology .....................   1998       45,923            --         105,000

(1) Alan G. Breitman started with us in November 1998.
(2) Sascha A. Mornell started with us in May 1998.
(3) Robert D. Gardos started with us in June 1998.


Option Grants in Last Fiscal Year

     The following table sets forth grants of stock options for the year ended December 31, 1999 to each of our named executive officers. The potential realizable value is calculated based on the term of the option at its time of grant. It is calculated assuming that the fair market value of common stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. These numbers are calculated based on the requirements of the Securities and Exchange Commission and do not reflect our estimate of future stock price growth. The percentage of total options granted to employees in the last fiscal year is based on options to purchase an aggregate of 1,063,510 shares of common stock granted under our plans.

                                              Individual Grants
                             ---------------------------------------------------
                                               % of                                       Potential Realizable
                                              Total                                         Value at Assumed
                                             Options                                        Annual Rates of
                                Number       Granted                                          Stock Price
                               of Shares        to                                            Appreciation
                                                                                              Option Term
                              Underlying    Employees     Exercise                ------------------------------------
                                Options     in Fiscal    Price Per    Expiration
Name                            Granted        Year        Share         Date         0%           5%          10%
---------------------------  ------------  -----------  -----------  -----------  ----------  -----------  -----------
Alan G. Breitman ..........    105,000          10%     0.86          2/1/2009     $67,500     $156,514     $318,514
                                70,000           7%     1.43          5/1/2009      78,800      191,246      363,761
Sascha A. Mornell .........     17,500           2%     0.86          6/1/2009      29,700       57,812      100,940
Robert D. Gardos ..........     35,000           3%     1.14          1/1/2009       2,500       29,228       70,234
                                35,000           3%     1.43          5/1/2009      20,000       64,023      131,562
                                35,000           3%     1.43          6/1/2009      39,400       95,623      181,881

Aggregated Option Exercises in the Year Ended December 31, 1999 and Year-End Option Values


     The following table sets forth information concerning the options held by each of our named executive officers at December 31, 1999. There was no public trading market for the common stock as of December 31, 1999. Accordingly, the values set forth below have been calculated on the basis of our initial public offering price of $24.00 per share, less the applicable exercise price per share, multiplied by the number of shares underlying the options.




                                     Number of Shares                Value of Unexercised
                                  Underlying Unexercised             In-the-Money Options
                                Options at Fiscal Year End          at Fiscal Year End ($)
                              -------------------------------   ------------------------------
Name                           Exercisable     Unexercisable     Exercisable     Unexercisable
---------------------------   -------------   ---------------   -------------   --------------
Richard D. Forman .........     1,750,000              --       $40,550,000             --
Alan G. Breitman ..........        39,584         135,416           908,467     $3,101,533
Sascha A. Mornell .........       109,375         118,125         2,568,750      2,771,250
Robert D. Gardos ..........        74,583         135,417         1,735,945      3,114,055

Stock Option Plans


     We adopted our stock option plans for the purpose of promoting our long-term growth and profitability by providing key persons the incentive to improve stockholder value and to contribute to our growth and success, as well as to enable us to attract and retain talented and skilled persons for positions of substantial responsibility. We have used stock options as a component of compensation for our officers and key employees.


     1997 Stock Option Plan.


     Our predecessor company, Forman Interactive Corp., adopted our 1997 Stock Option Plan in December 1997. We assumed the 1997 plan in our merger with Forman Interactive. A total of 1,750,000 shares of common stock have been authorized for issuance under the plan. As of July 15, 2000, options to purchase an aggregate of 1,216,534 shares of common stock were outstanding under the plan. The number and price of shares covered by outstanding stock options and the number of shares authorized under the plan will be proportionately adjusted, as determined by the board, to take into account any stock split, reverse stock split, stock dividend, combination, recapitalization or similar event.

     Our officers, employees, non-employee directors and consultants are eligible to participate in the plan. As plan administrator, our board of directors has the sole discretion to determine which eligible individuals may receive awards, the type of awards to be made and the terms and conditions of each award.

     If we merge with another company and do not survive the merger, or we sell substantially all of our common stock to another person, or enter into any similar transaction, all outstanding options must be assumed by the surviving company, unless the board determines in its sole discretion to terminate all outstanding options effective at the closing of the transaction by delivering a notice of termination to each optionholder at least 20 days prior to the closing. Each optionholder would, however, have the right to exercise the vested portion of the option during the period from the delivery of the notice until the closing.

     No options may be granted under the plan after December 2007, but options granted prior to that date may continue to be exercised until their stated terms.

     1999 Stock Option Plan.

     In April 1999, our board of directors adopted our 1999 Stock Option Plan, which was approved by our stockholders in January 2000. A total of 2,275,000 shares of common stock have been authorized for issuance under the plan, and no more than 1,750,000 shares may be issued under the plan to any one individual. As of July 15, 2000, options to purchase 805,914 shares of common stock were outstanding under the plan. The number and price of shares covered by outstanding stock options and the number of shares authorized under the plan will be proportionately adjusted, as determined by the board, to take into account any stock split, reverse stock split, stock dividend, combination, recapitalization or similar event.

     Our directors, officers, employees and consultants and other advisors are eligible to participate in the plan. As plan administrator, the compensation committee of our board of directors has the sole discretion to determine which eligible individuals may receive awards, the type of awards to be made and the terms and conditions of each award. Unless otherwise fixed by the plan administrator, each option shall expire ten years from the date of grant. No options may be granted under the plan after April 2009, but options granted prior to that date may continue to be exercised until their stated terms.

     2000 Stock Incentive Plan.

     In January 2000, our board of directors adopted and our stockholders approved our 2000 Stock Incentive Plan. Our 2000 Stock Incentive Plan is intended to serve as the successor equity incentive program to our 1997 Stock Option Plan and our 1999 Stock Option Plan. Outstanding options under the predecessor plans were incorporated into the 2000 Stock Incentive Plan upon the consummation of our initial public offering, and the incorporated options continue to be governed by their existing terms.

     We have authorized the issuance of up to 7,350,000 shares of common stock under the 2000 Stock Incentive Plan. This share reserve consists of the shares issuable under the predecessor plans on the effective date of the 2000 Stock Incentive Plan plus an additional increase of 3,500,000 shares. The share reserve will automatically be increased on the first trading day of January of each calendar year, beginning in January 2001, by a number of shares equal to 2% of the total number of shares of common stock outstanding on the last trading day of the prior calendar year, but no such annual increase will exceed 1,750,000 shares. In no event may any one participant receive option grants or direct stock issuances for more than 1,750,000 shares in the aggregate per calendar year. As of June 30, 2000, options to purchase 2,058,579 shares of common stock were outstanding under the plan.

     Except as otherwise noted below, the outstanding options under the predecessor plans contain substantially the same terms and conditions summarized below for the discretionary option grant program under the 2000 Stock Incentive Plan. The 2000 Stock Incentive Plan has five separate programs:

   o the discretionary option grant program under which eligible individuals in our employ or service (including officers, non-employee board members and consultants) may be granted options to purchase shares of our common stock;

   o the stock issuance program under which such individuals may be issued shares of common stock directly, through the purchase of such shares or as a bonus tied to the performance of services;

   o the salary investment option grant program under which executive officers and other highly compensated employees may elect to apply a portion of their base salary to the acquisition of special below-market stock option grants;

   o the automatic option grant program under which option grants will automatically be made at periodic intervals to eligible non-employee board members; and

   o the director fee option grant program under which non-employee board members may elect to apply a portion of their retainer fee to the acquisition of special below-market stock option grants.

     The discretionary option grant and stock issuance programs will be administered by our compensation committee. This committee will determine which eligible individuals are to receive option grants or stock issuances, the time or times when the option grants or stock issuances will be made, the number of shares subject to each grant or issuance, exercise or purchase price for each grant or issuance (which may be less than, equal to or greater than the fair market value of the shares), the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The committee will also select the executive officers and other highly compensated employees who may participate in the salary investment option grant program in the event that the program is activated for one or more calendar years. Neither the compensation committee nor the board will exercise any administrative discretion with respect to option grants made under the salary investment option grant program or under the automatic option grant program or director fee option grant program for the non-employee board members.

     The exercise price for the options may be paid in cash or in shares of our common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the compensation committee may allow a participant to pay the option exercise price or direct issue price and any associated withholding taxes incurred in connection with the acquisition of shares with a full-recourse, interest-bearing promissory note.

     If we are acquired, each outstanding option under the discretionary option grant program that is not to be assumed by the successor corporation or otherwise continued will automatically accelerate in full, and all unvested shares under the discretionary option grant and stock issuance programs will immediately vest, except to the extent the repurchase rights with respect to those shares are to be assigned to the successor corporation or otherwise continued in effect. The compensation committee may grant options and issue shares that will accelerate

   o in connection with an acquisition even if the options are assumed and repurchase rights are assigned;

   o in connection with a hostile change in control (effected through a successful tender offer for more than 50% of our outstanding voting stock or by proxy contest for the election of board members); or

   o upon a termination of the individual's service following a change in control or hostile takeover.

     If we are acquired, options currently outstanding under the 1997 and 1999 plans may be assumed by the successor corporation or the options may terminate. The compensation committee may provide for acceleration of any options that terminate in connection with the acquisition. These options are not by their terms subject to acceleration in connection with any other change in control or hostile takeover.


     Stock appreciation rights may be issued under the discretionary option grant program that will permit holders to elect to surrender their outstanding options for an appreciation distribution from us equal to the fair market value of the vested shares subject to the surrendered option less the aggregate exercise price payable for the shares. This appreciation distribution may be made in cash or in shares of common stock. There are currently no outstanding stock appreciation rights under the predecessor plans.


     The compensation committee has the authority to cancel outstanding options under the discretionary option grant program, including options incorporated from the predecessor plans, in return for the grant of new options for option shares with an exercise price per share based upon the fair market value of the common stock on the new grant date.


     If the compensation committee elects to activate the salary investment option grant program for one or more calendar years, each of our executive officers and other highly compensated employee selected for participation may elect to reduce his or her base salary for that calendar year by a specified dollar amount not less than $10,000 nor more than $50,000. In return, the individual will automatically be granted, on the first trading day in the calendar year for which the salary reduction is to be in effect, a non-statutory option to purchase that number of shares of common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of our common stock on the grant date. The option exercise price will be equal to one-third of the fair market value of the option shares on the grant date. As a result, the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the salary reduction amount. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the salary reduction is to be in effect and will be subject to full and immediate vesting in the event of our acquisition or change in control.


     Under the automatic option grant program, each individual who joins the board on or after January 26, 2000, and who is not an employee board member or an affiliate or representative of a beneficial owner of 3% or more of our common stock, will automatically be granted an option for 35,000 shares of our common stock at the time of his or her commencement of board service, unless the individual has previously been in our employ. In addition, each individual who continues to serve as a non-employee board member after an annual stockholders meeting will receive an option grant to purchase 5,250 shares of common stock on the date of the annual stockholders meeting beginning with the first annual stockholders meeting held after the initial 35,000-share grant under the automatic option grant program is fully vested. Each automatic grant will have an exercise price equal to the fair market value per share of our common stock on the grant date and will have a maximum term of 10 years, subject to earlier termination following the optionee's cessation of board service. Each option will be immediately exercisable, subject to our right to repurchase any unvested shares, at the original exercise price, at the time of the board member's cessation of service. Each 35,000-share option grant will vest, and the repurchase right will lapse, in a series of two equal successive annual installments upon the optionee's completion of each year of board service over the two-year period measured from the grant date. Each 5,250-share option grant will vest, and the repurchase right will lapse, upon the optionee's completion of one year of board service measured from the grant date. However, each such outstanding option will immediately vest upon a change in control, a hostile takeover or the death or disability of the optionee while serving as a board member.


     If the director fee option grant program is put into effect in the future, then each non-employee board member may elect to apply all or a portion of any cash retainer fee for the year to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January in the year for which the non-employee board member would otherwise be paid the cash retainer fee in the absence of his or her election. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of our common stock on the grant date. As a result, the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the portion of the retainer fee applied to that option. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the election is in effect. However, the option will become immediately exercisable for all the option shares upon the death or disability of the optionee while serving as a board member.

     Limited stock appreciation rights will automatically be included as part of each grant made under the automatic option grant and salary investment option grant programs and may be granted to one or more officers as part of their option grants under the discretionary option grant program. Options with such a limited stock appreciation right may be surrendered to us upon the successful completion of a hostile tender offer for more than 50% of our outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from us in an amount per surrendered option share equal to the highest price per share of common stock paid in connection with the tender offer less the exercise price payable for such share.

     The board may amend or modify the 2000 Stock Incentive Plan at any time, subject to any required stockholder approval. The 2000 Stock Incentive Plan will terminate no later than January 25, 2010.

     Employee Stock Purchase Plan.


     Our Employee Stock Purchase Plan was adopted by the board and approved by the stockholders on January 26, 2000. The plan became effective in March 2000. The plan is designed to allow our eligible employees and participating subsidiaries, if any, to purchase shares of our common stock, at semi-annual intervals, through their periodic payroll deductions. A total of 350,000 shares of our common stock will initially be authorized for issuance under the plan. The share reserve will automatically increase on the first trading day of January of each year beginning in January 2001, by 0.25% of the total shares of common stock outstanding on the last trading day of the prior calendar year, but no such annual increase will exceed 140,000 shares. In no event may any participant purchase more than 700 shares, nor may all participants in the aggregate purchase more than 122,500 shares on any one semi-annual purchase date.


     The plan will have a series of successive offering periods, each with a maximum duration of 24 months, except that the initial offering period will begin on the date that the underwriting agreement is executed in connection with this offering and will end on the last business day in April 2002. The next offering period will begin on the first business day in May 2002, and subsequent offering periods will be set by the compensation committee. Shares will be purchased for the participants semi-annually during the offering period. The first purchase date will occur on October 31, 2000. If the fair market value of our common stock on any semi-annual purchase date is less than the fair market value on the first day of the offering period, then the current offering period will automatically end and a new offering period will begin, based on the lower fair market value.


     Individuals who are eligible employees on the start date of any offering period may enter the plan on that start date or on any subsequent semi-annual entry date. Individuals who become eligible employees after the start date of the offering period may join the plan on any subsequent semi-annual entry date within that period.


     A participant may contribute up to 10% of his or her cash compensation through payroll deductions and the accumulated payroll deductions will be applied to the purchase of shares on the participant's behalf on each semi-annual purchase date. The purchase price per share will be 85% of the lower of the fair market value of our common stock on the participant's entry date into the offering period or the fair market value on the semi-annual purchase date.

     Generally, the board may at any time amend or modify the plan. The plan will terminate no later than the last business day in April 2010.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


Equity Issuances and Financings


     In August 1996, we borrowed an aggregate of $100,000 from our co-founders, Richard D. Forman, our President, Chief Executive Officer and Chairman of our board of directors, Peter A. Forman, one of our directors, and Dan B. Levine, a director at the time of the transaction, to fund our operations. In connection with this transaction, we issued warrants to purchase shares of our common stock at an exercise price of $0.24 per share as follows:



                                                             Value of
                                                         Underlying Shares
                                   Common Stock        Net of Exercise Price
Name of Investor               Underlying Warrants      at $30.75 per share
---------------------------   ---------------------   ----------------------
Richard D. Forman .........          156,244                $4,767,004
Peter A. Forman ...........          156,244                 4,767,004
Dan B. Levine .............           99,278                 3,028,972

     In January 1998, each exercised in full his warrants and used the amount due from us under the loan to pay the exercise price.


     In September 1996, pursuant to a letter agreement among Capital Express, LLC, Peter A. Forman, Richard D. Forman and Dan B. Levine, and in consideration for personally guaranteeing a commercial loan to us in the amount of $162,000 from Citibank, N.A., we issued to each of Richard D. Forman and Peter A. Forman warrants to purchase 472,500 shares of our common stock at an exercise price of $0.17 per share. In January 1998, each forfeited accrued but unpaid compensation in order to effect a cashless conversion of these warrants. The aggregate value of these shares based on an assumed public offering price of $30.75 per share would be $14,529,375.


     In December 1997, we borrowed an aggregate of $80,000 at an annual rate of 10% from Kenneth Greif, the managing member of Internet Web Builders, LLC. In connection with this transaction, we issued 11,200 shares of our common stock to Mr. Greif for no additional consideration. The value of these shares based on an assumed public offering price of $30.75 per share would be $344,400. We repaid this loan in January 1998.


     Also, in January 1998, we sold 2,800,000 shares of our common stock at a price of $0.36 per share to Internet Web Builders, LLC for a purchase price of $1.0 million. The aggregate value of these shares based on an assumed public offering price of $30.75 per share would be $86,100,000. Concurrently with the closing of this transaction, we issued warrants to purchase up to an aggregate of 2,450,001 shares of our common stock at an exercise price of $0.36 per share based upon our reaching specified revenue targets. In June 1999, we modified the terms of the warrants to remove the revenue targets, to fix the number of shares underlying the warrants at 2,450,001 and to increase the exercise price to $0.97 per share. These warrants were issued on a pro rata basis to the stockholders immediately prior to the Internet Web Builders investment as follows:


                                                                Value of
                                                            Underlying Shares
                                      Common Stock        Net of Exercise Price
Name of Investor                  Underlying Warrants      at $30.75 per share
------------------------------   ---------------------   ----------------------
Richard D. Forman ............         699,717                 $20,837,572
Peter A. Forman ..............         548,247                  16,326,796
Dan B. Levine ................         283,798                   8,451,504
Capital Express, LLC .........         918,239                  27,345,157

     The aggregate value of the shares underlying these warrants, net of the exercise price, based on an assumed public offering price of $30.75 per share, would be $72,961,030.

     As payment of a finder's fee in connection with the Internet Web Builders investment, we issued to each of Zachary Prensky, our then director, and Niles Cohen, our current director, warrants to purchase 350,000 shares of our common stock, at exercise prices of $0.36 for 50% of the shares and $0.86 for the remaining shares. The aggregate value of the shares underlying these warrants, net of the exercise price, based on an assumed public offering price of $30.75 per share, would be $21,098,000. At the time of the transactions, Zachary Prensky was both one of our directors and the managing member of Internet Web Builders. In addition, Niles Cohen is, and at the time of the transactions was, the managing member of Capital Express, LLC.

     In May 1998, we sold 3,640,000 shares of our common stock at a purchase price of $0.36 per share. The aggregate value of these shares based on an assumed public offering price of $30.75 per share would be $111,930,000. Of these, our directors, executive officers, stockholders beneficially owning 5% or more in the aggregate of our common stock and Melvin Forman, an immediate family member of two of our directors, purchased shares as follows:




                                                      Value of Shares
Name of Investor                   Common Stock     at $30.75 per share
-------------------------------   --------------   --------------------
Richard D. Forman .............        308,000          $ 9,471,000
Peter A. Forman ...............        308,000            9,471,000
Capital Express, LLC ..........        140,000            4,305,000
Internet Web Builders .........      1,764,000           54,243,000
Melvin Forman .................        280,000            8,610,000

     Concurrently with the closing of this transaction, as payment of a finder's fee, we issued to each of Zachary Prensky and Niles Cohen warrants to purchase 221,669 shares of our common stock, at exercise prices of $0.36 for 50% of the shares and $0.86 for the remaining shares. The aggregate value of the shares underlying these warrants, net of the exercise price, based on an assumed public offering price of $30.75 per share, would be $13,362,207.

     In March 1999, we issued 1,499,999 shares of our Exchangeable Preferred Stock to Palisade Private Partnership, L.P. at a purchase price of $2.00 per share. These shares were automatically converted to common stock on August 15, 1999, in accordance with their terms. The value of these shares based on an assumed public offering price of $30.75 per share would be $46,124,969. In addition, we entered into a service agreement with Palisade Private Partnership, LP, whereby Palisade agreed to provide us six months of financial and strategic advisory services in exchange for a warrant to purchase 420,000 shares of our common stock at a price of $2.14 per share. The aggregate value of the shares underlying these warrants, net of the exercise price, based on an assumed public offering price of $30.75 per share, would be $12,016,200. Mr. Hoffman, one of our current directors, is a member of Palisade Private Holdings, LLC, the General Partner of Palisade Private Partnership L.P.

     In May 1999, we sold 2,041,666 shares of our common stock to Staples, Inc. at a price of $3.43 per share. The value of these shares based on an assumed public offering price of $30.75 per share would be $62,781,230. In connection with the transaction, we issued to Staples warrants to purchase up to 700,000 shares of our common stock at an exercise price of $0.0029. The aggregate value of the shares underlying these warrants, net of the exercise price, based on an assumed public offering price of $30.75 per share, would be $21,522,970.

     From June 1999 through July 1999, we sold 4,694,333 shares of our Series A Convertible Preferred Stock at a purchase price of $3.43 per share. The value of these shares based on an assumed public offering price of $30.75 per share would be $144,350,740. In connection with these transaction, we issued warrants to purchase 938,888 shares of our common stock, each at an exercise price of $3.43 per share. The aggregate value of the shares underlying these warrants, net of the exercise price, based on an assumed public offering price of $30.75 per share, would be $25,650,420. Of these, our directors, officers and stockholders beneficially owning 5% or more in the aggregate of our common stock purchased shares and were issued warrants as follows:

                                                                                              Aggregate Value
                                                                                               of Securities
                                            Series A Convertible        Common Stock       Net of Exercise Price
Name of Investor                               Preferred Stock      Underlying Warrants     at $30.75 per share
-----------------------------------------  ----------------------  ---------------------  ----------------------
Richard D. Forman .......................             1,460                   291               $    52,845
Peter A. Forman .........................             4,893                   980                   177,234
Dan B. Levine ...........................               459                    95                    16,709
Alan G. Breitman ........................            15,585                 2,919                   558,986
Concentric Network Corporation ..........         1,458,335               291,669                52,812,198
Internet Web Builders, LLC ..............             6,934                 1,386                   251,087
Sandler Capital IV FTE Partners L.P.                381,500                76,300                13,815,641
Sandler Capital Management ..............           145,835                29,169                 5,281,323
Sandler Capital IV Partners L.P. ........           931,000               186,200                33,715,234
Staples, Inc. ...........................           120,659                24,136                 4,369,660

     Samantha McCuen, one of our current directors, is a Managing Director of Sandler Capital Management and a principal of Sandler Internet Partners L.P. At the time of the Series A Convertible Preferred Stock financing, Zachary Prensky was one of our directors and a managing member of Internet Web Builders, LLC.


Related Party Transactions

     Legg Mason Wood Walker, Incorporated earned an advisory fee in connection with the sale of our Exchangeable Preferred Stock, our common stock to Staples and our Series A Convertible Preferred Stock, consisting of $1.1 million in cash and warrants to purchase 494,449 shares of our common stock at an exercise price of $4.08 per share. The aggregate value of the shares underlying these warrants, net of the exercise price, based on an assumed public offering price of $30.75 per share, would be $13,186,955. In addition, we granted Legg Mason piggyback registration rights with respect to the common stock issuable upon exercise of their warrants. We also agreed that Legg Mason could be included as a managing underwriter in connection with our initial public offering.

     In May 1999, we entered into a cooperative marketing agreement with Staples. The agreement gives us the exclusive right to market our domain name registration services on all of Staples' branded properties, including Staples.com's website and the Staples retail stores. Further, the agreement gives Staples the exclusive right to market its office supplies on our website. In addition, the agreement restricts us from entering into similar marketing agreements with entities that derive more than 20% of their revenue from the sale of office supplies. The initial term of the agreement ends on May 31, 2002, but automatically renews for consecutive one-year terms unless terminated by either party upon 60 days' written notice. No cash payments are required to be paid by either Staples or us under this cooperative marketing agreement.

     In June 1999, we entered into a marketing and distribution agreement with Concentric Network Corporation, which was amended in June 30, 2000. The agreement makes us the exclusive provider of domain name registration services in generic top level domains for Concentric's branded web-hosting and electronic services. The agreement provides that through December 2000 Concentric will be one of up to three web-hosting or electronic commerce service providers on our website and from January 2001 through December 2001, it will be one of up to four web-hosting or electronic commerce providers. Concentric has agreed to purchase advertising space on our website through December 2000, at a rate of $100,000 per month, and for the seven months commencing March 2000 at a rate of $100,000 per month, plus an additional $800,000 for the period from September to December 2000. In addition, Concentric has agreed to pay us a $75 commission for each of our customers who use Concentric's services. We pay Concentric $41,666.67 per month under the agreement for co-branded marketing programs. We also pay Concentric a commission not to exceed 20% of the net revenue generated by new registrations originating from Concentric based upon the volume of these new registrations. The term of our agreement with Concentric expires on December 31, 2001.

     In addition, Concentric has agreed to purchase advertising space on our website through December 2001 at a rate of $350,000 per month for the three months ended March 2001, $400,000 for the three months ended June 2001, $450,000 per month for the three months ended September 2001, and $500,000 per month for the three months ended December 2001.


Registration Rights Agreement

     In connection with the sale of our Series A Convertible Preferred Stock, we entered into a Registration Rights Agreement with Dan B. Levine, Peter A. Forman, Richard D. Forman, Capital Express, L.L.C., Internet Web Builders, L.L.C., Palisade Private Partnership, L.P., Staples, Inc. and the purchasers of our Series A Preferred Stock. This Registration Rights Agreement amends and restates the registration rights agreement that we entered into in connection with the sale of our Exchangeable Preferred Stock and our sale of common stock to Staples. For a description of the Registration Rights Agreement, please see "Description of Capital Stock--
Registration Rights Agreement."


Stockholders Agreement

     Also in connection with the sale of our Series A Convertible Preferred Stock, we entered into a Stockholders Agreement with the parties to the Registration Rights Agreement described above. This Stockholders Agreement terminated upon the consummation of our initial public offering in March 2000. The Agreement amended and restated the stockholders agreement that we entered into in connection with the sale of our Exchangeable Preferred Stock and our sale of common stock to Staples. Under this Stockholders Agreement, the parties agreed to restrictions on the transferability of their shares in number of specified circumstances, including rights of first refusal, tag along rights and drag along rights. In addition, the Stockholders Agreement, which has since terminated required that we obtain Staples' written consent prior to entering into a merger, consolidation or sale of all or substantially all of our assets unless the merger consideration equaled at least $3.43 per share of common stock, with adjustments for stock splits, dividends and similar events.

     The Stockholders Agreement also required the stockholders to vote all of their voting stock, subject among other things to minimum stock holding requirements, in favor of

     o three directors designated by Richard D. Forman, Peter A. Forman and Dan
B. Levine;

     o one director designated by Capital Express, LLC;

     o one director designated by Internet Web Builders, LLC;

     o one director designated by Palisade Private Partnership, L.P; and

     o one director designated by the holders of at least 50% of the outstanding Series A Preferred Stock.

     In February 2000, Internet Web Builders, LLC agreed to forfeit its right to designate a board member. We granted Kenneth Greif, the managing member of Internet Web Builders, LLC, the non-transferable right to attend meetings of the board of directors as a non-voting observer, except in limited contexts. Mr. Greif terminated his observer rights voluntarily on April 6, 2000.

     In December 1997, we borrowed an aggregate of $80,000 at an annual rate of 10% from Kenneth Greif. In connection with this transaction, we issued 11,200 shares of our common stock to Mr. Greif for no additional consideration. We repaid this loan in January 1998.


Transactions Between Principal Stockholders

     On March 6, 2000, Capital Express, LLC sold warrants to purchase 918,239 shares of our common stock with an exercise price of $0.97 per share to Staples, Inc. The purchase price per warrant was $23.03. The aggregate value of the shares underlying these warrants, based on public offering price of $30.75 per share, was $27,345,157. The warrants were sold at a price less than the deemed fair value of the warrants, as calculated using the Black-Scholes model. As a result, we recorded approximately $400,000 of expense related to this transaction in the first quarter of 2000.

     On March 28, 2000 Staples purchased 75,000 shares of our common stock at a purchase price per share equal to $24.00 per share from Richard D. Forman, our President, Chief Executive Officer and the chairman of our board of directors. The aggregate value of these shares, based on an initial public offering price of $24.00 per share, would be $1,800,000. As part of the same agreement, Staples purchased an additional 75,000 shares of our common stock at a purchase price of $24.00 per share from Palisade Private Partnership, L.P. Mark S. Hoffman, one of our current directors, is a member of Palisade Private Holdings, LLC, the General Partner of Palisade Private Partnership L.P. The aggregate value of these shares based on an initial public offering price of $24.00, would be $1,800,000.

     Staples, Inc. has entered into two lock-up and voting agreements with us, which generally require Staples not to transfer or otherwise dispose of any of our securities for a period of one year from March 2, 2000, or if the transfer is to an affiliate of Staples. As a condition of any transfer, the transferee must agree to receive and hold the securities subject to the lock-up and voting agreement. In addition, the agreements provide that, for as long as Staples beneficially owns more than 5% of our outstanding voting securities, Staples must not vote against any matter put before our stockholders if the holders of at least a majority of our voting securities, excluding Staples, have voted in favor of the matter, with limited exceptions.

     No monetary exchanges between Staples and us are required under these agreements. Each of Messrs. Cohen, Forman and Hoffman may be considered underwriters in connection with these sales of securities to Staples.


Other Transactions

     From inception until May 1998, we utilized office space and received administrative services from Ben Forman & Sons, Inc. for which we paid $18,682 in 1997 and $577 in 1998. Melvin Forman, an executive officer of Ben Forman & Sons, is the father of Richard D. Forman and Peter A. Forman. During 1998, Peter A. Forman served as an executive officer of Ben Forman & Sons.

     We pay $500 per month to one of Lease On Line, Inc.'s employees for facilities management services provided to us. We have also issued options to purchase 5,000 shares of our common stock to this employee. In addition, we provide Lease On Line the use of approximately 200 square feet of our office space and various office services without charge. Richard D. Forman is the President and principal owner of Lease On Line.

     We have entered into employment agreements with Richard D. Forman and Jack
S. Levy, and a severance agreement with Alan G. Breitman. We also have a letter agreement with Cindy E. Horowitz confirming the terms of her employment. For a detailed description of these agreements, please see "Management--Employment Agreements."

     In addition, in consideration for consulting services that Mr. Van Lee will provide to us, we have issued him options to purchase an additional 9,450 shares of our common stock, with an exercise price equal to $24.00 per share and a vesting schedule identical to the vesting schedule for his other options.


     We believe that all of the transactions set forth in this section were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. We intend that all future transactions between us and any of our officers, directors, principal stockholders and their affiliates will be approved by a majority of the independent and disinterested directors on our board of directors and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

Board of Advisors

     We have established a Board of Advisors to assist with the planning of our strategic growth and development. The Board of Advisors currently consists of Robert H. Lessin, Co-Chief Executive Officer of Wit Capital Corporation, Stuart
D. Levi, a partner in the firm of Skadden, Arps, Slate, Meagher & Flom LLP, Peter J. Varvara, the President and Chief Executive Officer of Customer Strategies Worldwide, and Steve W. Klebe, Vice President of Payment Alliances Cybersource. Members of the Board of Advisors do not receive a stated salary for their services as members. From time to time, the Board of Directors has granted warrants to purchase common stock as compensation to the members of the Board of Advisors. As of June 30, 2000, we have granted warrants to purchase an aggregate of 31,500 shares to the members of the Board of Advisors, at exercise prices ranging from $0.43 to $2.86 per share.

                      PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of our common stock as of July 15, 2000, and as adjusted to reflect the sale of the shares of common stock offered hereby, by each person or group of affiliated persons whom we know to beneficially own 5% or more of our common stock, each director, each named executive officer, all of our directors and executive officers as a group and each selling stockholder. Unless otherwise indicated, the address of each officer, director and principal stockholder listed below is c/o Register.com, Inc., 575 Eighth Avenue, 11th Floor, New York, New York 10018.

     As of July 15, 2000, we had 31,990,420 shares of common stock outstanding. The following table gives effect to the shares of common stock issuable within 60 days of July 15, 2000 upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to securities. To our knowledge, except as set forth in the footnotes to the following table, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by the stockholder.



                                               Shares Beneficially
                                                      Owned                          Shares Beneficially
                                               Before the Offering                 Owned After the Offering
                                             -----------------------   Shares To   ------------------------
                                                Number      Percent     Be Sold       Number       Percent
                                             ------------  ---------  -----------  ------------  ----------
Executive Officers and Directors
Richard D. Forman (1) .....................    5,651,421   16.4%         842,087     4,809,334   14.1%
Peter A. Forman (2) .......................    3,774,149   11.6          566,122     3,208,027    9.9
Mark S. Hoffman (3) .......................    1,748,999    5.4          262,350     1,486,649    4.6
Niles H. Cohen (4) ........................      899,108    2.8          133,210       765,898    2.4
Samantha McCuen (5) .......................    1,575,000    4.9          236,250     1,338,750    4.1
Reginald Van Lee ..........................           --     --               --            --     --
Cindy E. Horowitz .........................           --     --               --            --     --
Alan G. Breitman (6) ......................      101,593      *           13,937        87,656      *
Sascha A. Mornell (7) .....................      162,787      *           23,535       139,252      *
Robert D. Gardos (8) ......................      132,000      *               --       132,000      *
Jack S. Levy (9) ..........................       39,703      *            3,966        35,737      *
Lauren M. Gaviser (10) ....................       35,600      *               --        35,600      *
All directors and executive officers as
 a group (12 persons) .....................   14,120,360   42.5        2,081,457    12,038,903   36.3
Principal Stockholders
Kenneth Greif (11) ........................    3,876,707   11.9          574,364     3,302,343   10.1
Staples, Inc. (12) ........................    3,954,700   11.8               --     3,954,700   11.6
Palisade Private Partnership
 LP (13) ..................................    1,748,999    5.4          262,350     1,486,649    4.6
Concentric Network
 Corporation (14) .........................    1,662,053    5.1               --     1,662,053    5.1
Sandler Capital Entities (15) .............    1,575,000    4.9          236,250     1,338,750    4.1
Other Selling Stockholders
Andrew and Helen Ackerman .................      140,000      *           20,742       119,258      *
Patricia Forman ...........................      280,000      *           41,484       238,516      *
Stephane Fourdrinier (16) .................       11,097      *            1,485         9,612      *
Lawrence Horn (17) ........................      918,333    2.9          136,058       782,275    2.4
Alan Locker (18) ..........................      280,000      *           41,484       238,516      *
RHL Ventures LLC (19) .....................      751,916    2.4          111,402       640,514    2.0
Ted Struhl (20) ...........................    1,313,401    4.1          194,590     1,118,811    3.4
Warren Struhl (21) ........................    1,313,400    4.1          194,590     1,118,810    3.4
Hikari Tsushin, Inc. (22) .................      665,004    2.1           99,751       565,253    1.7
Rong Zheng (23) ...........................       26,250      *            2,593        23,657      *

-------------
  *  Represents less than 1%.

 (1) Includes 3,076,113 shares of common stock held by RDF Ventures LLC, 37,800 shares of common stock held by the RDF 1999 Family Trust, warrants to purchase 699,717 shares of common stock at an exercise price of $0.97 per share, warrants to purchase 291 shares of common stock at an exercise price of $3.43 per share and currently exercisable options to purchase 1,837,500 shares of common stock at a weighted average price of $12.30 per share.

 (2) Includes 350,000 shares of common stock held by Forman Capital Partners I, LP, warrants to purchase 548,247 shares of common stock at an exercise price of $0.97 per share and warrants to purchase 980 shares of common stock at an exercise price of $3.43 per share.

 (3) Includes 1,328,999 shares of common stock owned by Palisade Private Partnership LP and a warrant to purchase 420,000 shares of common stock at an exercise price of $2.14 per share. Mr. Hoffman is a member of Palisade Private Holdings, LLC, the General Partner of Palisade Private Partnership LP. Mr. Hoffman shares voting and investment power with respect to all shares beneficially owned by Palisade Private Partnership LP.

 (4) Includes warrants to purchase 110,834 shares of common stock at an exercise price of $0.36 per share and warrants to purchase 110,835 shares of common stock at an exercise price of $0.86 per share. Mr. Cohen's address is 8 Flaming Road North, East Hills, New York 11576.

 (5) Includes 931,000 shares of common stock and warrants to purchase 186,200 shares of common stock at an exercise price of $3.43 per share owned by Sandler Capital IV Partners, LP; and 381,500 shares of common stock and warrants to purchase 76,300 shares of common stock at an exercise price of $3.43 per share owned by Sandler Capital IV FTE Partners, LP. Ms. McCuen is a Managing Director of Sandler Capital Management and may be deemed to share voting and investment power with respect to all shares beneficially owned by the Sandler Capital Entities. Ms. McCuen disclaims beneficial ownership of such shares except to the extent of her pecuniary interest in these entities.

 (6) Includes 500 shares of common stock held by Mr. Breitman's spouse in a Uniform Gift to Minors Act account for their children, warrants to purchase 2,919 shares of common stock at an exercise price of $3.43 per share, and currently exercisable options to purchase 84,089 shares of common stock at a weighted average price of $9.80.

 (7) Includes currently exercisable options to purchase 102,687 shares of common stock at a weighted average price of $7.80.

 (8) Includes currently exercisable options to purchase 132,000 shares of common stock at a weighted average price of $6.00.

 (9) Includes currently exercisable options to purchase 39,603 shares of common stock at a weighted average price of $7.38.

(10) Includes currently exercisable options to purchase 35,500 shares of common stock at a weighted average price of $1.75.

(11) Includes 1,570,401 shares of common stock held by the Greif I Trust, warrants to purchase 277,085 shares of common stock at an exercise price of $0.36 per share, 249,085 shares of common stock at an exercise price of $0.86 per share, 153,696 shares of common stock at an exercise price of $0.97 per share and warrants to purchase 1,386 shares of common stock at an exercise price of $3.43 per share. Mr. Greif disclaims beneficial ownership of an aggregate of 218,750 shares of common stock underlying these warrants, which he has informed us he holds on behalf of a group of business associates and family members. Mr. Greif's address is c/o Internet Web Builders, LLC, 1270 Avenue of the Americas, Suite 1905, New York, New York 10019.

(12) Includes warrants to purchase 918,239 shares of common stock at an exercise price of $0.97 per share, 700,000 shares of common stock at an exercise price of $.0029 per share and 24,136 shares of common stock at an exercise price of $3.43 per share. The address of Staples, Inc. is 500 Staples Drive, Framingham, Massachusetts 01702.

(13) Includes warrants to purchase 420,000 shares of common stock at an exercise price of $2.14 per share. The address of Palisade Private Partnership LP is One Bridge Plaza, Fort Lee, New Jersey 07024.

(14) Includes warrants to purchase 291,669 shares of common stock at an exercise price of $3.43 per share. The address of Concentric Network Corporation is 1400 Parkmoor Avenue, San Jose, California 95126.

(15) Includes 931,000 shares of common stock and warrants to purchase 186,200 shares of common stock at an exercise price of $3.43 per share owned by Sandler Capital IV Partners, LP; and 381,500 shares of common stock and warrants to purchase 76,300 shares of common stock at an exercise price of $3.43 per share owned by Sandler Capital IV FTE Partners, LP. The address of the Sandler Capital Entities is 767 Fifth Avenue, 45th Floor, New York, New York 10153.

(16) Includes currently exercisable options to purchase 11,097 shares of common stock at a weighted average price of $3.24. Mr Fourdrinier is currently employed as a network engineer at Register.com.

(17) Includes 213,969 shares of common stock held by the Horn I Trust.

(18) Includes 13,650 shares of common stock equally divided among three trusts, one for the benefit of Katherine R. Locker, a second for the benefit of Sarah H. Locker and the third for the benefit of Jonathan C. Locker.

(19) Includes warrants to purchase 5,250 shares of common stock at an exercise price of $1.57 per share. Robert Lessin is a current member of our Board of Advisors. Mr. Lessin is the sole member of RHL Ventures, LLC.

(20) Includes 262,680 shares of common stock held by the Ted Struhl Family Partnership. Mr. T. Struhl is a former director of Register.com.

(21) Includes 656,700 shares of common stock held by the Warren Struhl Family Partnership. Mr. W. Struhl is a former director of Register.com.

(22) Includes warrants to purchase 116,669 shares of common stock at an exercise price of $3.43 per share.

(23) Includes currently exercisable options to purchase 2,918 shares of common stock at a price of $0.43. Mr. Zheng is currently employed as a program developer at Register.com.



                         DESCRIPTION OF CAPITAL STOCK

General

     The following description of our common stock and preferred stock and the relevant provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to these documents. Forms have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.

     Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share.


Common Stock

     As of June 30, 2000, there were 31,990,420 shares of common stock outstanding held of record by stockholders. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably those dividends, if any, as the board of directors may declare out of funds legally available for the payment of dividends, subject to any preferential dividend rights of any outstanding preferred stock. If we liquidate, dissolve or wind up the company, the holders of our common stock will be entitled to receive ratably our net assets available after the payment of all debts and liabilities and after the prior rights of any outstanding preferred stock have been satisfied. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares that we are offering will be, when issued, after payment of consideration, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of preferred stock that we may designate and issue in the future.


Preferred Stock

     Currently, no shares of preferred stock are outstanding. The board of directors is authorized, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series of preferred stock, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designation of series. We have no present plans to issue any shares of preferred stock.

Warrants

     As of June 30, 2000, there were warrants outstanding to purchase a total of 5,894,067 shares of common stock, including:



 Shares Issuable     Exercise Price
  Upon Exercise        Per Share       Expiration Date
-----------------   ---------------   ----------------
        350,000     $ 0.36            January 2003
        350,000      0.86             January 2003
      2,319,898      0.97             June 2005
        214,419      0.36             May 2003
        219,919      0.86             May 2003
          3,500      0.43             September 2008
         29,999      0.57             February 2009
          5,250      0.57             March 2009
        420,000      2.14             February 2004
        185,490      4.08             March 2004
        700,000      0.0029           May 2002
          5,250      1.43             May 2009
        308,959      4.08             May 2004
          5,250      1.57             June 2009
        763,883      3.43             June 2004
         12,250      2.86             November 2009


     The warrants are subject to customary adjustments for stock splits, mergers, reclassification and similar transactions.


Options

     Options to purchase a total of 7,350,000 shares of common stock may be granted under our stock option plans. This share reserve will automatically be increased on the first trading day of January of each calendar year, beginning in January 2001, by a number of shares equal to 2% of the total number of shares of common stock outstanding on the last trading day of the prior calendar year, but no such annual increase will exceed 1,750,000 shares. As of June 30, 2000, there were outstanding options to purchase a total of 5,866,027 shares of common stock. We filed a registration statement on Form S-8 on April 11, 2000. Shares issued upon exercise of these options will be immediately available for sale in the public market, subject to the terms of lock-up agreements entered into with the underwriters in connection with our initial public offering and this offering, and subject to compliance with Rule 144 in the case of our affiliates.


Registration Rights

     Under the terms of our registration rights agreement, dated as of June 30, 1999, and other existing registration rights after the consummation of this offering, the holders of 15,162,833 shares of common stock and shares of common stock issuable upon the exercise of warrants will be entitled to have us register their shares under the Securities Act. These holders will be entitled to exercise a total of up to six demands for the registration of their shares and securities under the Securities Act, subject to certain limitations. This registration rights agreement also entitles these holders to piggyback registration rights with respect to the registration of their shares under the Securities Act, subject to various limitations. In addition, pursuant to a Registration Rights Agreement dated June 4, 2000, the holders of 280,019 shares of common stock are entitled to piggyback registration rights with respect to the registration of their shares under the Securities Act, subject to various limitations.

     The registration rights are subject to specified conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares of common stock held by security holders with registration rights to be included in a registration. In addition, we have a right, exercisable only once in any 12-month period, to defer or delay the registration process for a period of up to 90 days if our board of directors determines that registration would not be in our best interests at that time. We also have the right not to effect a demand registration within 180 days after the effective date of any prior underwritten registration of our common stock.

     In connection with our acquisition of Inabox Inc., we entered into a Registration Rights Agreement dated June 4, 2000 with the former stockholders of Inabox who currently hold 280,019 shares of our common stock and shares of common stock issuable upon the exercise of outstanding options and warrants. The Registration Rights Agreement entitles these holders to piggyback registration rights with respect to the registration of their shares under the Securities Act until June 2005. The registration rights are subject to specified conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares of common stock held by the security holders with registration rights to be included in a registration. Pursuant to this agreement, we also have the right to defer or delay the registration.

     We are generally required to bear all of the expenses of registrations effected under either of these agreements, except underwriting discounts and selling commissions. If we register any of these shares, these shares would become freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration.


Anti-Takeover Effects of Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws


     Delaware Law. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to some exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. Generally, "business combinations" mean mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. This statute could prohibit or delay mergers or other attempts to effect a change in control and, accordingly, may discourage attempts to acquire us.

     Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. Various provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, are summarized in the following paragraphs. These provisions may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

     Board Vacancies and Removals. Our amended and restated certificate of incorporation authorizes the board of directors to fill vacant directorships or increase the size of the board of directors, which may delay a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by the removal with its own nominees. The amended and restated certificate of incorporation also provides that directors may be removed by stockholders only for cause and only by the affirmative vote of holders of two-thirds of the outstanding shares of voting stock.

     Stockholder Action; Special Meeting of Stockholders. Our amended and restated bylaws provide that stockholders may not act by written consent. The amended and restated bylaws further provide that special meetings of our stockholders may be called only by a majority of the board of directors, the Chairman or the President.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations.
Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice to us in writing. To be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. In the event that the annual meeting is called for a date that is not within 30 days before or 70 days after the anniversary date, in order to be timely, notice from the stockholder must be received:

   o not earlier than 120 days prior to the annual meeting of stockholders;
     and

   o not later than 90 days prior to the annual meeting of stockholders or the tenth day following the date on which notice of the annual meeting was made public.

     In the case of a special meeting of stockholders called for the purpose of electing directors, notice by the stockholder, in order to be timely, must be received:

   o not earlier than 120 days prior to the special meeting; and

   o not later than 90 days prior to the special meeting or the close of business on the tenth day following the day on which public disclosure of the date of the special meeting was made.

     Our amended and restated bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual or special meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

     Authorized But Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to various limitations imposed by The Nasdaq National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, as part of a poison pill defense and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

     Supermajority Vote to Amend Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation imposes a two-thirds supermajority vote requirement in connection with various corporate governance actions and the amendment of various provisions of our amended and restated certificate of incorporation, including those provisions relating to special meetings of stockholders. In addition, a two-thirds supermajority vote of stockholders will be required to amend our amended and restated bylaws.


Transfer Agent and Registrar

     The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.


Listing

     Our common stock is listed on The Nasdaq National Market under the trading symbol "RCOM."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Upon the consummation of this offering, we will have outstanding an aggregate of 32,490,420 shares of our common stock, based on the number of shares outstanding at June 30, 2000 and assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options and warrants. Of these shares, all shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act unless these shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. As of the date of this prospectus, an aggregate of 15,338,593 shares of common stock will be covered by lock-up agreements with the underwriters of this offering. Of these shares:

     o 3,825,426 shares will be released 60 days after the date of this prospectus;

     o 2,332,145 shares will be released 90 days after the date of this prospectus; and

     o 2,295,255 shares will be released every 30 days thereafter through the date 210 days after the date of this prospectus.

     Upon release from the lock-up, these shares will be eligible for resale under Rule 144 (subject in some cases to volume restrictions), Rule 144(k) and Rule 701. In addition, the 280,019 shares of common stock issued in the Inabox acquisition are subject to lock-up agreements with us and are "restricted securities" as defined in Rule 144. Please see "Lock-up Agreements" below for a description of the terms of these agreements. Additional shares are eligible for sale in the public market as follows:



     Number of
      Shares                                      Date
------------------   --------------------------------------------------------------
     9,750,000       After the date of this prospectus, including freely
                     tradeable shares sold in this offering.
      496,360        After the date of this prospectus, shares eligible for resale under Rule 144 (subject in some cases to volume
                     restrictions) and Rule 144(k).
    10,215,300       After August 29, 2000 under Rule 144 (subject in some
                     cases to volume restrictions) and Rule 144(k).
     2,312,325       After March 2, 2001, shares which are held by Staples,
                     under Rule 144 (subject to volume restrictions).


     Any remaining shares of common stock held by existing stockholders are "restricted securities" as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which rules are summarized below.

     Lock-up Agreements

     We and the selling stockholders other than Mr. Breitman have signed lock-up agreements with the underwriters, which generally require them not to transfer or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for specified periods of time, except under limited circumstances. We and the employee selling stockholders subject to these lock-up agreements, other than Richard D. Forman, have agreed to a 90-day lock-up period. The shares held by the other selling stockholders covered by lock-up agreements will be released in stages: 25% of these shares will be released 60 days after the date of this prospectus and 15% of these shares will be released every 30 days thereafter, through the date 210 days after the date of this prospectus. Deutsche Bank Securities may waive, in its sole discretion, these lock-up restrictions. See "Underwriting--Lock-up." In addition, Staples, Inc. has executed a lock-up with us, which generally requires it not to transfer or otherwise dispose of any of our securities until March 2, 2001, unless the transfer is to an affiliate of Staples. The 280,019 shares of common stock held by the former stockholders of Inabox are subject to lock-up agreements with us pursuant to which 1/24th of the shares are released from the lock-up on a monthly basis following June 4, 2000.

     Rule 144

     In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the number of shares of common stock then outstanding, which will equal approximately 324,904 shares immediately after the offering, or the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale. Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

     Rule 144(k)

     Under Rule 144(k), a person who is not one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" be sold immediately.

     Rule 701

     In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell such shares in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.


     Registration Rights

     After this offering, the holders of 15,442,852 shares of common stock and shares of common stock issuable upon the exercise of warrants will be entitled to rights with respect to the registration of those shares under the Securities Act. See "Description of Capital Stock--
Registration Rights." After registration and resale under a registration statement, these shares of our common stock become freely tradeable without restriction under the Securities Act. These sales could have a material adverse effect on the trading price of our common stock.

                                 UNDERWRITING


     We and the selling stockholders intend to offer our common stock through a number of underwriters. Deutsche Bank Securities Inc., Thomas Weisel Partners LLC, Banc of America Securities LLC and Legg Mason Wood Walker, Incorporated are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.



                                                      Number of
Underwriter                                            Shares
--------------------------------------------------   ----------
    Deutsche Bank Securities Inc .................
    Thomas Weisel Partners LLC ...................
    Banc of America Securities LLC ...............
    Legg Mason Wood Walker, Incorporated .........

                                                      ---------
      Total ......................................
                                                     ==========


     In the underwriting agreement, the several underwriters have agreed, subject to the terms and conditions set forth in the underwriting agreement, to purchase all of the shares of common stock being sold under the terms of the underwriting agreement if any of the shares of common stock being sold under the terms of the underwriting agreement are purchased. In the event of a default by an underwriter, the underwriting agreement provides that the underwriting commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated depending upon the amount of shares of common stock that the defaulting underwriter was to have purchased.


     We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act, liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments the underwriters may be required to make in respect of those liabilities.


     The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to:

   o the representations and warranties made by us and the selling stockholders to the underwriters being true;

   o there being no change in the financial markets; and

   o our delivering customary closing documents to the underwriters, including opinions of counsel.

     The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.


     Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners LLC has been named as a lead or co-manager on 172 filed public offerings of equity securities, of which 130 have been completed, and has acted as a syndicate member in an additional 100 public offerings of equity securities. Thomas Weisel Partners LLC does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us under the underwriting agreement entered into in connection with this offering.

     Legg Mason Wood Walker, Incorporated acted as our financial advisor in connection with the private placement of our Exchangeable Preferred Stock that occurred in March 1999, our common stock that occurred in May 1999, and our Series A Convertible Preferred Stock that occurred in June and July of 1999, for which we received aggregate net proceeds of $25.7 million. We paid an advisory fee to Legg Mason Wood Walker, Incorporated for its services, consisting of $1.1 million in cash and warrants to purchase 494,449 shares of our common stock at a price of $4.08 per share and gave them piggyback registration rights with respect to the common stock issuable upon exercise of their warrants. At present, none of these warrants have been exercised. We also agreed that Legg Mason could be included as a managing underwriter in connection with our initial public offering.


Commissions and Discounts


     The representatives have advised us that the underwriters propose initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers at such price less a concession not in excess of $____ per share of common stock. The underwriting discount is equal to the public offering price per share less the amount paid to us per share and is intended to be _% of the public offering price. The underwriters may allow, and such dealers may reallow, a discount not in excess of $____ per share of common stock on sales to other dealers.


     The following table shows the per share and total public offering price, underwriting discount to be paid by us to the underwriters and the proceeds before expenses to us and the selling stockholders. Other than the per share information, this information is presented assuming either no exercise or full exercise by the underwriters of the over-allotment option.



                                               Per Share     Without Option     With Option
                                              -----------   ----------------   ------------
Public offering price .....................       $               $                $
Underwriting discount .....................       $               $                $
Proceeds, before expenses,
  to Register.com, Inc. ...................       $               $                $
Proceeds to selling stockholders ..........       $               $                $

     The expenses of the offering, exclusive of the underwriting discount, are estimated at $450,000 and are payable by us.


Over-allotment Option


     We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 600,000 additional shares of our common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of our common stock offered hereby. To the extent that the underwriters exercise this option, each underwriter will be obligated, subject to the conditions stated above, to purchase a number of additional shares of our common stock proportionate to such underwriter's initial amount reflected in the first paragraph of this section.


Lock-up


     The Company and the selling stockholders other than Mr. Breitman have agreed that subject to limited exceptions, without the prior written consent of Deutsche Bank Securities Inc. for specified periods of time, they will not directly or indirectly:

   o offer, sell or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for our common stock, or file a registration statement under the Securities Act with respect to any shares of our common stock; or

   o enter into any swap or other agreement that transfers the economic benefit of ownership of our common stock.

     We and the employee selling stockholders subject to these lock-up agreements, other than Richard D. Forman, have agreed to a 90-day lock-up period. The shares held by the other selling stockholders covered by lock-up agreements will be released in stages: 25% of these shares will be released 60 days after the date of this prospectus and 15% of these shares will be released every 30 days thereafter, through the date 210 days after the date of this prospectus. Deutsche Bank Securities Inc. may waive, in its sole discretion, these lock-up restrictions.


Nasdaq National Market Quotation

     Our common stock is listed on The Nasdaq National Market under the symbol "RCOM."


Price Stabilization, Short Positions and Penalty Bids

     Until the distribution of our common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and purchase our common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

     If the underwriters create a short position in our common stock in connection with the offering, that is, if they sell more shares of our common stock than are set forth on the cover page of this prospectus, the representatives may reduce that short position by purchasing our common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The representatives may also impose a penalty bid on underwriters. This means that if the representatives purchase shares of our common stock in the open market to reduce the underwriters' short position or to stabilize the price of our common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of our common stock to the extent that it discourages resales of our common stock.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     The validity of the common stock that we are offering will be passed upon for us by Brobeck, Phleger & Harrison LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP has from time to time represented, and may continue to represent, us in connection with certain legal matters. Stuart
D. Levi, a partner in the firm of Skadden, Arps, Slate, Meagher & Flom LLP, serves as a member of our Board of Advisors and as of June 30, 2000 held warrants to purchase 5,250 shares of common stock.


                                    EXPERTS

     The financial statements as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits, schedules and amendments filed with the registration statement, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus does not contain all of the information set forth in this registration statement. For further information about us and the shares of common stock to be sold in the offering, please refer to the registration statement. For additional information, please refer to the exhibits that have been filed with our registration statement on Form S-1.

     You may read and copy all or any portion of the registration statement or any other information that we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our Securities and Exchange Commission filings, including the registration statement, are also available on the Securities and Exchange Commission's website (http://www.sec.gov).

     We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with these requirements, we file periodic reports, proxy statements and other information with the Securities and Exchange Commission.

     We provide our stockholders annual reports containing financial statements audited by our independent auditors and to make available quarterly reports containing unaudited financial data for the first three quarters of each fiscal year.

                              Register.com, Inc.

                         Index to Financial Statements




                                                                                             Page
                                                                                            -----
Report of Independent Accountants .......................................................    F-2
Financial Statements
  Balance Sheets at December 31, 1998 and 1999, and June 30, 2000 (unaudited) ...........    F-3
  Statements of Operations for the years ended December 31, 1997, 1998 and 1999,
   and the six months ended June 30, 1999 and 2000 (unaudited) ..........................    F-4
  Statements of Stockholders' (Deficit) Equity for the years ended December 31, 1997,
   1998 and 1999, and the six months ended June 30, 2000 (unaudited) ....................    F-5
  Statements of Cash Flows for the years ended December 31, 1997, 1998 and 1999,
   and the six months ended June 30, 1999 and 2000 (unaudited) ..........................    F-6
  Notes to Financial Statements .........................................................    F-7

                       Report of Independent Accountants


To the Board of Directors and
Stockholders of Register.com, Inc.


     In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' (deficit) equity and cash flows present fairly, in all material respects, the financial position of Register.com, Inc. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




PricewaterhouseCoopers LLP
New York, New York
January 31, 2000

                              Register.com, Inc.
                                 Balance Sheet



                                                                                 December 31,                  June 30,
                                                                       ---------------------------------   ---------------
                                                                            1998              1999               2000
                                                                       --------------   ----------------   ---------------
                                                                                                             (Unaudited)
Assets
Current assets
 Cash and cash equivalents .........................................    $  1,284,648     $  40,944,122      $ 148,332,164
 Short-term investments ............................................              --         4,723,050         26,912,789
 Accounts receivable, less allowance of $65,947, $314,516 and
   $804,576 (unaudited), respectively ..............................          67,509         2,516,186          6,259,784
 Prepaid domain name registry fees .................................              --         4,954,730         14,307,860
 Deferred tax asset ................................................              --         8,578,045         21,995,762
 Prepaid income taxes ..............................................              --                --          1,608,000
 Deferred offering costs ...........................................              --           390,000                 --
 Other current assets ..............................................           3,925           195,196          1,667,597
                                                                        ------------     -------------      -------------
    Total current assets ...........................................       1,356,082        62,301,329        221,083,956
Fixed assets, net ..................................................         224,300         2,458,386          7,296,257
Prepaid domain name registry fees, net of current portion ..........              --         3,576,331          5,476,523
Investments ........................................................              --                --          2,500,000
Goodwill and other intangibles, net ................................              --                --         11,341,302
Other assets .......................................................          30,643                --                 --
                                                                        ------------     -------------      -------------
    Total assets ...................................................    $  1,611,025     $  68,336,046      $ 247,698,038
                                                                        ============     =============      =============
Liabilities and Stockholders' Equity
Current liabilities
 Accounts payable and accrued expenses .............................    $    610,474     $   8,513,079      $  11,777,790
 Income taxes payable ..............................................              --         5,608,198                 --
 Deferred revenue, net .............................................         113,527        18,193,871         63,509,292
 Capital lease obligations, current portion ........................          10,425             5,967                 --
 Notes payable .....................................................          52,040                --                 --
 Other current liabilities .........................................              --           166,857            927,430
                                                                        ------------     -------------      -------------
    Total current liabilities ......................................         786,466        32,487,972         76,214,512
                                                                        ------------     -------------      -------------
Deferred revenue, net of current portion ...........................              --        13,907,361         24,029,534
Capital lease obligations, net of current portion ..................           1,779            27,858                 --
                                                                        ------------     -------------      -------------
    Total liabilities ..............................................         788,245        46,423,191        100,244,046
                                                                        ------------     -------------      -------------
Commitments and contingencies
Stockholders' equity
 Preferred stock -- $.0001 par value, 5,000,000 shares authorized;
   Series A convertible preferred; none issued and outstanding at
   December 31, 1997 and 1998, 4,694,333 issued and outstanding at December 31, 1999 and none issued and outstanding at June
   30, 2000 (liquidation preference of $16,094,844) ................              --               469                 --
 Common stock -- $.0001 par value, 200,000,000 shares
   authorized; 17,295,882, and 21,065,047 shares issued and
   outstanding at December 31, 1998 and 1999, respectively,
   31,990,420 issued and outstanding at June 30, 2000 ..............           1,729             2,106              3,199
 Additional paid-in capital ........................................       4,301,871        36,709,821        167,212,811
 Unearned compensation .............................................        (105,967)       (2,647,770)        (5,627,223)
 Accumulated deficit ...............................................      (3,374,853)      (12,151,771)       (14,134,795)
                                                                        ------------     -------------      -------------
    Total stockholders' equity .....................................         822,780        21,912,855        147,453,992
                                                                        ------------     -------------      -------------
    Total liabilities and stockholders' equity .....................    $  1,611,025     $  68,336,046      $ 247,698,038
                                                                        ============     =============      =============


   The accompanying notes are an integral part of these financial statements.

                              Register.com, Inc.
                            Statement of Operations



                                                                                                   Six Months
                                               Year Ended December 31,                           Ended June 30
                                  --------------------------------------------------   ----------------------------------
                                       1997              1998              1999              1999              2000
                                  --------------   ---------------   ---------------   ---------------   ----------------
                                                                                                  (unaudited)
Net revenues ..................     $  713,263      $  1,319,359      $  9,644,552      $  2,269,062       $ 32,667,756
Cost of revenues ..............        191,539           461,152         3,082,499           324,783          9,387,700
                                    ----------      ------------      ------------      ------------       ------------
   Gross profit ...............        521,724           858,207         6,562,053         1,944,279         23,280,056
                                    ----------      ------------      ------------      ------------       ------------
Operating costs and expenses
 Sales and marketing ..........        366,975           863,720         7,149,693         1,717,763         22,153,387
 Research and development .....         71,471           276,687         1,767,158           623,552          1,954,097
 General and administrative
   (exclusive of non-cash
   compensation) ..............        263,017           795,425         2,380,190           402,325          3,342,079
 Non-cash compensation ........             --           149,682         4,929,200         4,530,815          1,290,093
 Amortization of goodwill
   and other intangibles ......             --                --                --                --            298,455
                                    ----------      ------------      ------------      ------------       ------------
   Total operating cost and
    expenses ..................        701,463         2,085,514        16,226,241         7,274,455         29,038,111
                                    ----------      ------------      ------------      ------------       ------------
Loss from operations ..........       (179,739)       (1,227,307)       (9,664,188)       (5,330,176)        (5,758,055)
Other income (expenses), net           (25,787)           66,559           887,270            83,173          3,775,031
                                    ----------      ------------      ------------      ------------       ------------
   Net loss ...................     $ (205,526)     $ (1,160,748)     $ (8,776,918)     $ (5,247,003)      $ (1,983,024)
                                    ==========      ============      ============      ============       ============
   Basic and diluted net loss
    per share .................     $     (.02)     $       (.07)     $       (.46)     $       (.30)      $       (.07)
                                    ==========      ============      ============      ============       ============
   Weighted average
    common shares used in
    basic and diluted net
    loss per share ............      8,884,709        15,697,013        19,117,027        17,747,079         27,901,444
                                    ==========      ============      ============      ============       ============
Pro forma basic and diluted
 net loss per share
 (unaudited) ..................                                       $       (.40)                        $       (.07)
                                                                      ============                         ============
Weighted average common
 shares used in pro forma
 basic and diluted net loss
 per share (unaudited) ........                                         22,112,252                           29,526,406
                                                                      ============                         ============

   The accompanying notes are an integral part of these financial statements.

                              Register.com, Inc.

                  Statement of Stockholders' (Deficit) Equity



                                                     Exchangeable            Series A Convertible
                                                   Preferred Stock             Preferred Stock             Common Stock
                                              --------------------------  --------------------------  ----------------------
                                                   Shares        Amount        Shares        Amount      Shares      Amount
                                              ---------------  ---------  ---------------  ---------  ------------  --------
Balance at January 1, 1997 .................             --     $    --              --     $    --     8,884,218    $  888
 Issuance of common stock in
  connection with notes payable ............             --          --              --          --        11,200         1
 Net loss ..................................             --          --              --          --            --        --
                                                         --     -------              --     -------     ---------    ------
Balance at December 31, 1997 ...............             --          --              --          --     8,895,418       889
 Issuance of common stock in exchange
  for accrued compensation .................             --          --              --          --       945,000        95
 Exercise of warrants issued in
  connection with stockholder loans ........             --          --              --          --       411,766        41
 Conversion of stockholder note payable                  --          --              --          --       123,529        12
 Sale of common stock ......................             --          --              --          --     6,906,666       691
 Issuance of common stock in exchange
  for services .............................             --          --              --          --        13,503         1
 Issuance of common stock warrants for
  services .................................             --          --              --          --            --        --
 Issuance of compensatory stock options                  --          --              --          --            --        --
 Amortization of unearned
  compensation .............................             --          --              --          --            --        --
 Net loss ..................................             --          --              --          --            --        --
                                                         --     -------              --     -------     ---------    ------
Balance at December 31, 1998 ...............             --          --              --          --    17,295,882     1,729
 Sale of exchangeable preferred stock ......      1,499,999         150              --          --            --        --
 Sale and issuance of common stock and
  warrants .................................             --          --              --          --     2,041,666       204
 Sale and issuance of series A
  convertible preferred stock and
  warrants .................................             --          --       4,694,333         469            --        --
 Conversion of exchangeable preferred
  stock to common stock ....................     (1,499,999)       (150)             --          --     1,499,999       150
 Issuance of common stock warrants for
  services .................................             --          --              --          --            --        --
 Issuance of compensatory stock options                  --          --              --          --            --        --
 Amortization of unearned
  compensation .............................             --          --              --          --            --        --
 Modification of common stock warrants                   --          --              --          --            --        --
 Exercise of employee stock options ........             --          --              --          --       175,000        18
 Exercise of warrants ......................             --          --              --          --        52,500         5
 Net loss ..................................             --          --              --          --            --        --
                                                 ----------     -------       ---------     -------    ----------    ------
Balance at December 31, 1999 ...............             --          --       4,694,333         469    21,065,047     2,106
 Sale and issuance of common stock .........             --          --              --          --     5,222,279       522
 Conversion of exchangeable preferred
  stock to common stock ....................             --          --      (4,694,333)       (469)    4,694,333       469
 Issuance of common stock in
  connection with acquisition ..............             --          --              --          --       280,019        28
 Issuance of compensatory stock options                  --          --              --          --            --        --
 Amortization of unearned
  compensation .............................             --          --              --          --            --        --
 Exercise of employee stock options ........             --          --              --          --        87,191         9
 Exercise of warrants ......................             --          --              --          --       641,551        65
 Net loss ..................................             --          --              --          --            --        --
                                                 ----------     -------      ----------     -------    ----------    ------
Balance at June 30, 2000 (unaudited) .......             --     $    --              --     $    --    31,990,420    $3,199
                                                 ==========     =======      ==========     =======    ==========    ======

                                                Additional
                                                  Paid-in         Unearned         Accumulated
                                                  Capital       Compensation         Deficit            Total
                                              --------------  ----------------  -----------------  ---------------
Balance at January 1, 1997 .................   $  1,146,546     $         --      $  (2,008,579)    $   (861,145)
 Issuance of common stock in
  connection with notes payable ............          3,999               --                 --            4,000
 Net loss ..................................             --               --           (205,526)        (205,526)
                                               ------------     ------------      -------------     ------------
Balance at December 31, 1997 ...............      1,150,545               --         (2,214,105)      (1,062,671)
 Issuance of common stock in exchange
  for accrued compensation .................        261,571               --                 --          261,666
 Exercise of warrants issued in
  connection with stockholder loans ........         99,959               --                 --          100,000
 Conversion of stockholder note payable              44,107               --                 --           44,119
 Sale of common stock ......................      2,490,041               --                 --        2,490,732
 Issuance of common stock in exchange
  for services .............................          5,786               --                 --            5,787
 Issuance of common stock warrants for
  services .................................         28,887               --                 --           28,887
 Issuance of compensatory stock options             220,975         (123,475)                --           97,500
 Amortization of unearned
  compensation .............................             --           17,508                 --           17,508
 Net loss ..................................             --               --         (1,160,748)      (1,160,748)
                                               ------------     ------------      -------------     ------------
Balance at December 31, 1998 ...............      4,301,871         (105,967)        (3,374,853)         822,780
 Sale of exchangeable preferred stock ......      2,840,625               --                 --        2,840,775
 Sale and issuance of common stock and
  warrants .................................      6,693,293               --                 --        6,693,497
 Sale and issuance of series A
  convertible preferred stock and
  warrants .................................     15,289,552               --                 --       15,290,021
 Conversion of exchangeable preferred
  stock to common stock ....................             --               --                 --               --
 Issuance of common stock warrants for
  services .................................        721,858               --                 --          721,858
 Issuance of compensatory stock options           2,871,145       (2,871,145)                --               --
 Amortization of unearned
  compensation .............................             --          329,342                 --          329,342
 Modification of common stock warrants            3,878,000               --                 --        3,878,000
 Exercise of employee stock options ........         62,482               --                 --           62,500
 Exercise of warrants ......................         50,995               --                 --           51,000
 Net loss ..................................             --               --         (8,776,918)      (8,776,918)
                                               ------------     ------------      -------------     ------------
Balance at December 31, 1999 ...............     36,709,821       (2,647,770)       (12,151,771)      21,912,855
 Sale and issuance of common stock .........    115,292,625               --                 --      115,293,147
 Conversion of exchangeable preferred
  stock to common stock ....................             --               --                 --               --
 Issuance of common stock in
  connection with acquisition ..............     10,548,646               --                 --       10,548,674
 Issuance of compensatory stock options           3,894,547       (3,894,547)                --               --
 Amortization of unearned
  compensation .............................        374,999          915,094                 --        1,290,093
 Exercise of employee stock options ........         69,819               --                 --           69,828
 Exercise of warrants ......................        322,354               --                 --          322,419
 Net loss ..................................             --               --         (1,983,024)      (1,983,024)
                                               ------------     ------------      -------------     ------------
Balance at June 30, 2000 (unaudited) .......   $167,212,811     $ (5,627,223)     $ (14,134,795)    $147,453,992
                                               ============     ============      =============     ============

   The accompanying notes are an integral part of these financial statements.

                              Register.com, Inc.
                            Statement of Cash Flows


                                                        Year Ended December 31,
                                          ----------------------------------------------------
                                                1997              1998              1999
                                          ---------------  -----------------  ----------------
Cash flows from operating activities
 Net loss ..............................    $  (205,526)     $  (1,160,748)     $ (8,776,918)
 Adjustments to reconcile net loss
   to net cash provided by (used
   in) operating activities
    Deferred revenues ..................        (20,568)            81,489        31,987,705
    Depreciation and
      amortization .....................         41,182            121,474           347,860
    Compensatory stock options
      and warrants expense .............          4,000            163,797         4,929,200
    Deferred income taxes ..............             --                 --        (8,578,045)
Changes in assets and liabilities
 affecting operating cash flows
   Accounts receivable .................         (5,348)           (54,605)       (2,448,677)
   Prepaid domain name registry
    fees ...............................             --                 --        (8,531,061)
   Prepaid income taxes ................             --                 --                --
   Other current assets ................        (17,239)            22,404          (191,271)
   Other assets ........................             --            (28,375)           30,643
   Accounts payable and accrued
    expenses ...........................         80,711            161,747         2,764,386
   Accrued registry fees ...............             --                 --         3,175,982
   Accrued advertising .................             --                 --         1,962,235
   Income taxes payable ................             --                 --         5,608,198
   Other current liabilities ...........             --                 --           166,857
                                            -----------      -------------      ------------
    Net cash provided by (used
      in) operating activities .........       (122,788)          (692,817)       22,447,094
                                            -----------      -------------      ------------
Cash flows from investing activities
 Purchases of fixed assets .............        (15,578)          (267,330)       (2,543,715)
 Deferred offering costs ...............             --                 --          (390,000)
 Purchases of investments ..............             --                 --        (4,723,050)
 Acquisition of Inabox, net ............             --                 --                --
                                            -----------      -------------      ------------
    Net cash used in investing
      activities .......................        (15,578)          (267,330)       (7,656,765)
                                            -----------      -------------      ------------
Cash flows from financing activities
 Proceeds from notes payable ...........        358,040                 --                --
 Repayment of notes payable ............       (162,000)          (286,000)          (52,040)
 Net proceeds from issuance of
   common stock and warrants ...........             --          2,490,732         6,806,999
 Net proceeds from issuance of
   preferred stock and warrants ........             --                 --        18,130,796
 Principal payments on capital
   lease obligations ...................        (17,903)           (20,782)          (16,610)
                                            -----------      -------------      ------------
    Net cash provided by
      financing activities .............        178,137          2,183,950        24,869,145
                                            -----------      -------------      ------------
Net increase in cash and cash
 equivalents ...........................         39,771          1,223,803        39,659,474
Cash and cash equivalents at
 beginning of period ...................         21,074             60,845         1,284,648
                                            -----------      -------------      ------------
Cash and cash equivalents at end of
 period ................................    $    60,845      $   1,284,648      $ 40,944,122
                                            ===========      =============      ============
Supplemental disclosure of cash
 flow information
 Cash paid for interest ................    $    21,912      $      14,510      $      6,008
 Cash paid for income taxes ............    $        --      $          --      $  2,969,847


                                                   Six Months Ended
                                                       June 30,
                                          ----------------------------------
                                                1999              2000
                                          ----------------  ----------------
                                                     (unaudited)
Cash flows from operating activities
 Net loss ..............................    $ (5,247,003)    $  (1,983,024)
 Adjustments to reconcile net loss
   to net cash provided by (used
   in) operating activities
    Deferred revenues ..................       2,655,896        55,437,594
    Depreciation and
      amortization .....................          (3,314)          849,675
    Compensatory stock options
      and warrants expense .............       4,530,815         1,290,093
    Deferred income taxes ..............              --       (13,417,717)
Changes in assets and liabilities
 affecting operating cash flows
   Accounts receivable .................      (1,195,679)       (3,743,598)
   Prepaid domain name registry
    fees ...............................      (1,820,584)      (11,253,322)
   Prepaid income taxes ................              --        (1,608,000)
   Other current assets ................         (18,958)       (1,472,401)
   Other assets ........................            (852)               --
   Accounts payable and accrued
    expenses ...........................         525,352         3,264,711
   Accrued registry fees ...............              --                --
   Accrued advertising .................              --                --
   Income taxes payable ................              --        (5,608,198)
   Other current liabilities ...........              --           760,573
                                            ------------     -------------
    Net cash provided by (used
      in) operating activities .........        (574,327)       22,516,386
                                            ------------     -------------
Cash flows from investing activities
 Purchases of fixed assets .............        (961,790)       (5,389,091)
 Deferred offering costs ...............              --           390,000
 Purchases of investments ..............              --       (24,689,739)
 Acquisition of Inabox, net ............              --        (1,091,083)
                                            ------------     -------------
    Net cash used in investing
      activities .......................        (961,790)      (30,779,913)
                                            ------------     -------------
Cash flows from financing activities
 Proceeds from notes payable ...........              --                --
 Repayment of notes payable ............              --                --
 Net proceeds from issuance of
   common stock and warrants ...........       6,693,497       115,685,394
 Net proceeds from issuance of
   preferred stock and warrants ........      13,030,500                --
 Principal payments on capital
   lease obligations ...................          (3,135)          (33,825)
                                            ------------     -------------
    Net cash provided by
      financing activities .............      19,720,862       115,651,569
                                            ------------     -------------
Net increase in cash and cash
 equivalents ...........................      18,184,745       107,388,042
Cash and cash equivalents at
 beginning of period ...................       1,284,648        40,944,122
                                            ------------     -------------
Cash and cash equivalents at end of
 period ................................    $ 19,469,393     $ 148,332,164
                                            ============     =============
Supplemental disclosure of cash
 flow information
 Cash paid for interest ................    $      2,689     $      15,493
 Cash paid for income taxes ............    $         --     $  20,687,509

  The accompanying notes are an integral part of these financial statements.

                               Register.com, Inc.

                         Notes to Financial Statements


1. Nature of Business And Organization

Nature of Business


     Register.com, Inc. (the "Company" or "Register.com") provides Internet domain name registration and other online services such as web-hosting, email, domain name forwarding and advertising. The Company has also marketed software for creation of Internet websites.

     In April 1999, the Company was selected as one of the initial five testbed registrars by the Internet Corporation for Assigned Names and Numbers ("ICANN"), an independent non-profit organization selected by the Department of Commerce to manage and oversee the system for generic top level domain name registration. In June 1999, the Company commenced online registration as an ICANN-accredited registrar of .com, .net and .org domains.

     In December 1999, the Company's Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to sell shares of its common stock to the public.


Organization

     The Company originally operated as Forman Interactive Corp. ("Forman"), a New York Corporation that was formed in November 1994. Pursuant to a Merger Agreement dated June 23, 1999 by and among Register.com, a Delaware Corporation formed in May 1999 specifically for the purpose of this merger, and Forman, the stockholders of Forman exchanged their shares for an equivalent number of shares of Register.com. References herein to the operations and historical financial information of the "Company" prior to the date of the merger refer to the operations and historical financial information of Forman.


Stock Split


     In January 2000, the Company effected a 3.5 to 1 stock split. All common and preferred shares, options, warrants and related per-share data reflected in the accompanying financial statements and notes thereto have been adjusted to give retroactive effect to the stock split.


2. Summary of Significant Accounting Policies

Cash equivalents


     The Company considers all highly liquid investments purchased with an initial maturity of 90 days or less to be cash equivalents. The Company maintains its cash balances in highly rated financial institutions. At times, such cash balances may exceed the Federal Deposit Insurance Corporation limit. The Company has pledged approximately $6,700,000 of its cash equivalents and short-term investments as collateral against outstanding letters of credit.


Short-term investments


     Short-term investments are classified as held-to-maturity and consist of certificates of deposit with highly rated financial institutions with maturity dates of less than one year, and are carried at cost.


Fixed assets


     Depreciation of equipment and furniture and fixtures is provided for by the straight-line method over their estimated useful lives of three to five years. Amortization of leasehold

                              Register.com, Inc.

improvements is provided for by the straight-line method over the shorter of their estimated useful life or the lease term. The costs of additions and betterments are capitalized, and repairs and maintenance costs are charged to operations in the periods incurred.


Long-lived assets

     The Company reviews for the impairment of long-lived assets whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. If such assets are considered impaired, the amount of the impairment loss recognized is measured as the amount by which the carrying value of the asset exceeds the fair value of the asset, fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset. No such impairment losses have been identified by the Company.


Unaudited interim financial information

     The accompanying unaudited financial statements as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 has been prepared by management and includes all adjustments, consisting of normal recurring adjustments, necessary to present fairly its financial position, results of operations and cash flows. The results of operations for the six months ended June 30, 2000 are not necessarily indicative of the operating results to be expected for the entire year ending December 31, 2000.


Revenue recognition

     The Company's revenues are primarily derived from domain name registration fees, advertising and online products and services.

Domain name registration fees


     Registration fees charged to end-users for registration services are recognized on a straight-line basis over the life of the registration term, two years for initial registrations and one year for the registration renewals. Substantially all end-user subscribers pay for services with major credit cards for which the Company receives daily remittances from the credit card carriers. A provision for chargebacks from the credit card carriers is included in accounts payable and accrued expenses. Such amounts are separately recorded and deducted from gross registration fees in determining net revenues. Referral commissions earned by our private label and co-brand partners are deducted from gross registration fees in determining net revenues.

Online products and services


     Revenue from online products and services is recognized over the period in which services are provided, generally monthly. Payments received in advance of services being provided are included in deferred revenue.

Advertising


     Advertising revenues are derived principally from short-term advertising contracts in which the Company typically guarantees a minimum number of impressions or pages to be delivered to users over a specified period of time for a fixed fee. Advertising revenues are recognized ratably in the period in which the advertisement is displayed, provided that no

                              Register.com, Inc.

significant obligations remain, at the lesser of the ratio of impressions delivered over total guaranteed impressions or the straight line basis over the term of the contract. To the extent that minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the guaranteed impressions are achieved.


Deferred revenue

     Deferred revenue primarily relates to the unearned portion of revenue related to the unexpired term of registration fees, net of an estimate for credit card chargebacks, deferred advertising revenue and online products and services revenue.


Prepaid domain name registry fees

     Prepaid domain name registry fees represent amounts paid to the registry for .com, .net and .org domains for updating and maintaining the registry. Domain name registry fees are recognized on a straight-line basis over the life of the registration term, two years for initial registrations and one year for the registration renewals.


Deferred offering costs

     In connection with the Company's initial public offering ("IPO"), the Company has incurred certain costs which have been deferred. In the event the IPO is not consummated, the deferred offering costs will be expensed.


Research and development and software development costs

     Research and development costs, other than certain software development costs, are charged to expense as incurred. Software development costs incurred subsequent to the establishment of technological feasibility and prior to the general release of the product or service to the public, are capitalized and amortized to cost of revenues over the estimated useful life of the related product or service. Software development costs eligible for capitalization have not been significant to date.


Advertising costs

     The Company expenses the costs of advertising in the period in which the costs are incurred. Advertising expenses were approximately $49,500, $228,000, and $4,089,000 for the years ended December 31, 1997, 1998, and 1999, respectively.


Income taxes

     The Company recognizes deferred taxes by the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for differences between the financial statement and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.


Fair value of financial instruments


     All current assets and liabilities are carried at cost, which approximates fair value because of the short-term maturity of those instruments.

                              Register.com, Inc.

Concentration of credit risk


     Concentration of credit risks associated with registration receivables is limited due to the wide variety and number of customers, as well as their dispersion across geographic areas. Additionally, the majority of the Company's receivables at December 31, 1999 are comprised of amounts due from credit card carriers. The Company has no derivative financial instruments. At December 31, 1998 one customer aggregated 15% of the total net accounts receivable balance.


Use of estimates


     The preparation of financial statements in conformity with generally accepted accounting principles requires the management of the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


Stock based compensation


     The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations ("APB No. 25"). The Company applies the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") (Note 9).


Loss per share


     Basic earnings per share ("Basic EPS") is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share ("Diluted EPS") gives effect to all dilutive potential common shares outstanding during a period. In computing Diluted EPS, the treasury stock method is used in determining the number of shares assumed to be purchased from the conversion of common stock equivalents.


     Diluted net loss per share for the year ended December 31, 1999 does not include the effect of 4,694,333 shares of Series A Convertible Preferred Stock outstanding because its effect is anti-dilutive. Diluted net loss per share for the years ended December 31, 1997, 1998 and 1999 does not include 35,000, 2,530,850 and 3,277,435, respectively, of stock options outstanding with exercise prices ranging from $.17 to $1.71 per share because their effects are anti-dilutive. Additionally, diluted net loss per share for the years ended December 31, 1997, 1998 and 1999 excludes 1,480,295, 3,596,839, and 6,155,675, respectively, of common shares issuable upon the exercise of outstanding warrants, with exercise prices ranging from $.01 to $4.08 per share because their effects are anti-dilutive.


Pro forma information (unaudited)


     The pro forma basic and diluted net loss per share assumes the conversion of the Exchangeable Preferred Stock and Series A Convertible Preferred Stock at the date of original issuance.

                              Register.com, Inc.

Comprehensive income

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). This statement requires companies to classify items of their comprehensive income by their nature in the financial statements and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for financial statements issued for fiscal years beginning after December 15, 1997. The Company adopted SFAS No. 130 in fiscal year 1998. There was no difference between net income and comprehensive income for the years ended December 31, 1997, 1998 or 1999.


Segment reporting

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which established standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 was adopted by the Company at December 31, 1998. Adoption of SFAS No. 131 had no impact on the Company's results of operations, financial position or cash flows as it operates in one segment.


Recent accounting pronouncements

     In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5"). SOP 98-5, which is effective for fiscal years beginning after December 15, 1998, provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. As the Company has expensed these costs historically, the adoption of this standard did not have a significant impact on the Company's results of operations or financial position.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company does not expect the adoption of this statement to have a significant impact on the Company's results of operations or financial position.

     In December 1999, the Staff of the Securities and Exchange Commission released Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition". SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The additional guidance provided by SAB 101 had no effect on the Company's financial statements.

                              Register.com, Inc.

3. Fixed Assets


     Fixed assets consist of the following:


                                                                    December 31,
                                                            -----------------------------
                                                                 1998            1999
                                                            -------------   -------------
Computer equipment ......................................    $  307,052      $2,060,848
Furniture and fixtures ..................................        46,341          93,865
Office equipment ........................................        59,404         148,287
Leasehold improvements ..................................            --         691,743
                                                             ----------      ----------
                                                                412,797       2,994,743
Less: accumulated depreciation and amortization .........      (188,497)       (536,357)
                                                             ----------      ----------
     Total fixed assets .................................    $  224,300      $2,458,386
                                                             ==========      ==========

     Included in office equipment is $97,675 of assets under capital lease at December 31, 1999. Accumulated amortization of such assets amounted to $63,454 at December 31, 1999.


4. Accounts Payable and Accrued Expenses


     Accounts payable and accrued expenses consist of the following:


                                             December 31,
                                      ---------------------------
                                          1998           1999
                                      -----------   -------------
Trade accounts payable ............   $334,023      $  458,226
Accrued payroll ...................     32,361         664,377
Accrued registry fees .............         --       3,175,982
Provision for chargebacks .........         --         894,095
Accrued advertising ...............         --       1,962,235
Accrued professional fees .........         --         990,500
Other .............................    244,090         367,664
                                      --------      ----------
                                      $610,474      $8,513,079
                                      ========      ==========

5. Notes Payable


     In December 1997, the Company issued an $80,000 note payable. The note bore interest at 10% per annum and was due on the earlier of an equity financing or December 31, 1999. In connection with the issuance of the note, the Company issued 11,200 shares of common stock to the noteholder. The Company has recorded the fair value of the shares, in the amount of $4,000, as interest expense. The Company repaid the note upon the closing of the January 1998 private placement.


     At December 31, 1998, the Company was indebted to a bank on notes aggregating $52,040. The notes were payable upon demand and guaranteed by the stockholders. The notes bore interest at the bank's prime rate +1%. The notes were also secured by an interest in all personal property and fixtures of the Company, but were subordinate to the capitalized lease equipment obligations. These amounts were repaid in 1999.


6. Notes Payable -- Related Parties


     In August 1996, the Company issued an aggregate of $100,000 in notes to certain stockholders and executive officers. The notes were payable upon demand and bore interest at 8% per annum. In addition, the Company issued warrants to acquire an aggregate of 411,766 shares of common stock at $.24 per share. The warrants expire on the earlier of

                              Register.com, Inc.

August 2006 or repayment of the notes. The Company has recorded the estimated fair value of the warrants, as determined using the Black-Scholes model, of $69,412 as additional interest expense. In January 1998, the noteholders elected to exercise the warrants in exchange for repayment of the notes.


     In August 1996, the Company was advanced $30,000 under an informal note agreement with a principal stockholder of the Company. The note bore interest at 8% per annum and was payable upon demand. In January 1998, the Company and the noteholder agreed to convert the principal and unpaid interest on the note into 123,529 shares of common stock. The Company has recorded the difference between the conversion price and the fair value of the common stock issued, in the amount of $14,118 as additional interest expense.


     Interest expense to related parties amounted to approximately $10,400, $14,100 and $0 for the years ended December 31, 1997, 1998, and 1999, respectively.


7. Stockholders' Equity

Authorized Capital


     In June 1999, the Company amended its certificate of incorporation to increase the authorized shares of Common Stock to 25,000,000 and Preferred Stock to 5,000,000 shares.


Common Stock


     In January and May 1998, the Company completed private placements of an aggregate of 6,440,000 shares of common stock at $.36 per share, providing proceeds, net of offering expenses, of $2,290,732. In connection with these placements, the Company issued warrants to acquire an aggregate of 1,143,338 shares of its common stock as a finders fee to two individuals who were members of two different entities that are principal stockholders of the Company (Note
8). Additionally, the Company issued warrants to acquire up to 2,450,001 shares of common stock to all stockholders of record prior to the January 1998 private placement, on a pro rata basis to their stock holdings (Note 8).


     In June 1998, the Company completed a private placement of 466,666 shares of common stock at $.43 per share, providing proceeds of $200,000.


     In May 1999, the Company completed a private placement of 2,041,666 shares of its common stock and a warrant to acquire 700,000 shares of its common stock at an exercise price of $.01 per share (Note 8), providing gross proceeds of $7,000,000 and proceeds, net of offering expenses, of $6,693,497. Until such time as the Company consummates its initial public offering, the Company must obtain the written consent of the investor prior to entering into a merger, consolidation or sale of substantially all of its assets at a price of less than $3.43 per share. In addition, the Company and the investor entered into a two-year marketing agreement that allows for cross-marketing among each of the parties websites. In addition, the Company issued the placement agent in the offering warrants to acquire 308,959 shares of common stock at an exercise price of $4.08 per share (Note 8).


     Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company's stockholders. Common stockholders are entitled to receive dividends, if any, as may be declared by the Board of Directors, subject to any preferential dividend rights of the preferred stockholders. The Company has reserved a total of 16,485,308 shares for issuance under the Company's stock option plans, exercise of warrants and non-plan options, and conversion of the Series A Convertible Preferred Stock.

                              Register.com, Inc.

Exchangeable Preferred Stock

     In March 1999, the Company completed a private placement of 1,499,999 shares of exchangeable preferred stock at a price of $2.00 per share, providing proceeds, net of expenses, of $2,840,775. The Company also issued the investor warrants to acquire 420,000 shares of common stock at an exercise price of $2.14 per share in exchange for financial consulting services (Note 8). In addition, the Company issued the placement agent in the offering warrants to acquire 185,490 shares of common stock at an exercise price of $4.08 per share (Note 8). On August 15, 1999, the Exchangeable Preferred Stock automatically converted into 1,499,999 shares of common stock.


Series A Convertible Preferred Stock

     In June and July 1999, the Company completed a private placement of 4,694,333 shares of its Series A Convertible Preferred Stock (the "Series A Stock") at $3.43 per share, providing proceeds, net of offering expenses, of $15,290,021. In addition, the Company also issued the investors warrants to acquire an aggregate of 938,888 shares of common stock at an exercise price of $3.43 per share (Note 8). Additionally, the Company entered into a marketing and distribution agreement with one investor who purchased 1,405,835 shares of the Company's Series A Convertible Preferred Stock (Note 10).


Voting

     Each share of Series A Stock is entitled to the number of votes equal to the number of shares of common stock into which the Series A Stock are then convertible. Series A stockholders vote together with common stockholders as one class. The holders of the Series A Stock, voting as a single class, have the right to elect 1 member of the Board of Directors.


Conversion

     Each share of Series A Stock is currently convertible, at the option of the holder, into one share of common stock, subject to certain antidilutive adjustments. Each share of Series A Stock will automatically convert into common stock upon the completion of an initial public offering of the Company's common stock at a price of at least $5.14 per share (subject to adjustment for stock splits, stock dividends or recapitalizations) and with gross proceeds of at least $20,000,000.


Dividends and liquidation preference

     The holders of the Series A Stock are entitled to receive dividends prior and in preference to dividends on common stock. Dividends, if any, are noncumulative and are payable when declared by the Board of Directors. In the event of liquidation of the Company, the holders of the Series A Stock are entitled to receive, prior and in preference to any distribution to the holders of the common stock, an amount equal to $3.43 per share, plus any declared but unpaid dividends.


8. Warrants


     In September 1996, the Company issued warrants to acquire an aggregate of 945,000 shares of common stock at $.17 per share to two officers and directors of the Company in exchange for their personal guarantees on a $162,000 demand note payable to a bank. The fair value of the warrants at the time of issuance of $85,320 was recorded as interest expense.

                              Register.com, Inc.

In January 1998, the warrant holders exercised the warrants by forgiving approximately $260,000 in accrued compensation. The difference between the accrued compensation forgiven and the exercise price of the warrants was recorded as a contribution of capital.

     In January and April 1998, and in connection with a private placement of common stock, the Company issued warrants to acquire 571,669 shares of common stock at an exercise price of $.36 per share and warrants to acquire 571,669 shares of common stock at an exercise price of $.86 per share as a finders fee. The warrants were immediately exercisable and expire at various dates through May 2003.

     In January 1998, and in connection with the January 1998 private placement of common stock, the Company issued warrants to acquire up to, in the aggregate, 2,450,001 shares of its common stock at $.36 per share to all the stockholders of record prior to the private placement. The warrants were issued to stockholders on a pro rata basis to their stock holdings prior to the private placement. Under the initial terms of the agreement, the vesting of these warrants was contingent upon the Company reaching certain revenue targets for the quarter ended June 30, 2000. In June 1999, the Company and the warrant holders modified the terms of the warrant to (i) remove the revenue targets,
(ii) fix the aggregate number of shares at 2,450,001, and (iii) increase the exercise price to $.97 per share. The Company has recorded compensation expense in the amount of $3,878,000 based upon the difference between the fair value of the Common Stock and the exercise price of the warrants at the time of modification. In December 1999, warrants to acquire 52,500 shares of common stock were exercised, providing gross proceeds of $51,000.

     In September 1998, the Company issued warrants to acquire an aggregate of 3,500 shares of common stock to consultants at an exercise price of $.43 per share. The Company has recorded the estimated fair value of the warrants, in the amount of $2,587, at the time of grant as consulting expense. The warrants are exercisable through September 2008.

     In March 1999, in connection with a private placement of Exchangeable Preferred Stock, the Company entered into a six-month financial advisory services agreement with the acquirer of the Exchangeable Preferred Stock. Under the terms of the agreement, the Company issued the investor warrants to acquire 420,000 shares of common stock at an exercise price of $2.14 per share. The warrants expire in February 2004. The Company has recorded the estimated fair value of the warrants, in the amount of $493,320, as consulting expense.

     In May 1999, in connection with a private placement of the Company's common stock (see Note 7), the Company issued the purchaser warrants to acquire 700,000 shares of common stock at an exercise price of $.01 per share. The warrants are exercisable through May 2002.

     In February, March, May and June 1999, the Company issued warrants to acquire an aggregate of 45,749 shares of common stock to consultants at exercise prices ranging from $.57 to $1.57 per share. The Company has recorded the estimated fair value of the warrants, in the amount of $75,890, at the time of grant as consulting expense. The warrants are exercisable through May 2009.

     In March and May 1999, the Company issued warrants to acquire an aggregate of 494,449 shares of common stock at an exercise price of $4.08 per share as a fee for the March 1999 sale of Exchangeable Preferred Stock and the May 1999 sale of common stock. The warrants expire in March and May 2004.

     In June 1999, and in connection with a private placement of Series A Convertible Preferred Stock, the Company issued the investors warrants to acquire an aggregate of 938,888 shares of common stock at an exercise price of $3.43 per share. The warrants are exercisable through June 2004.

                              Register.com, Inc.

     In November 1999, the Company issued warrants to acquire 12,250 shares of common stock to a consultant at an exercise price of $2.86 per share. The Company has recorded the estimated fair value of the warrants, in the amount of $151,928, at the time of grant as consulting expense. The warrants are exercisable through November 2009.

     The following table is a summary of the common shares issuable upon exercise of warrants outstanding at December 31, 1999:




                                        Shares Issuable     Exercise Price
Issuance Date       Expiration Date      Upon Exercise        Per Share
----------------   -----------------   -----------------   ---------------
January 1998       January 2003              350,000           $  .36
January 1998       January 2003              350,000           $  .86
January 1998       June 2005               2,397,501           $  .97
April 1998         May 2003                  221,669           $  .36
April 1998         May 2003                  221,669           $  .86
September 1998     September 2008              3,500           $  .43
February 1999      February 2009              29,999           $  .57
March 1999         March 2009                  5,250           $  .57
March 1999         February 2004             420,000           $ 2.14
March 1999         March 2004                185,490           $ 4.08
May 1999           May 2002                  700,000           $  .01
May 1999           May 2009                    5,250           $ 1.43
May 1999           May 2004                  308,959           $ 4.08
June 1999          June 2009                   5,250           $ 1.57
June 1999          June 2004                 938,888           $ 3.43
November 1999      November 2009              12,250           $ 2.86
                                           ---------           ------
Total shares and average exercise          6,155,675           $ 1.50
                                           =========           ======
price

9. Stock Option Plans

1997 Stock Option Plan

     The Company's 1997 Stock Option Plan (the "1997 Plan") permits the grant of both "incentive stock options" designed to qualify under the Internal Revenue Code Section 422 and non-qualified stock options. Options under the plan may only be granted to employees of the Company. A total of 1,750,000 shares of common stock have been reserved for issuance under the 1997 Plan. Each option, once vested, allows the optionee the right to purchase one share of the Company's common stock. The Board of Directors determines the exercise price of the options. Options granted to date generally vest over 36 to 45 months and expire ten years from the date of grant.


1999 Stock Option Plan

     The Company's 1999 Stock Option Plan (the "1999 Plan") permits the grant of both incentive stock options and non-qualified stock options. Incentive stock options may only be granted to employees of the Company whereas non-qualified stock options may be granted to non-employees, directors and consultants. A total of 2,275,000 shares have been reserved for issuance under the 1999 Plan. The Compensation Committee of the Board of Directors determines the exercise price of the options.

                              Register.com, Inc.

     Stock option activity under the 1997 and 1999 Plans can be summarized as follows:




                                                                Weighted-
                                                                 Average
                                                   Number       Exercise
                                                 of Shares        Price
                                               -------------   ----------
Outstanding at December 31, 1996 ...........            --       $  --
  Granted ..................................        35,000         .17
  Exercised ................................            --          --
  Forfeited ................................            --          --
                                                    ------       -----
Outstanding at December 31, 1997 ...........        35,000         .17
  Granted ..................................       745,850         .42
  Exercised ................................            --          --
  Forfeited ................................       (35,000)        .17
                                                   -------       -----
Outstanding at December 31, 1998 ...........       745,850         .42
  Granted ..................................     1,063,510        1.28
  Exercised ................................      (175,000)        .36
  Forfeited ................................      (141,925)       1.12
                                                 ---------       -----
Outstanding at December 31, 1999 ...........     1,492,435      $ 1.01
                                                 =========      ======
Options available for future grant .........     2,357,565
                                                 =========

     The following table summarizes information about options outstanding under the 1997 and 1999 Plans at December 31, 1999:



                               Options Outstanding                     Options Exercisable
                 -----------------------------------------------   ----------------------------
                                       Weighted-
                      Number            Average       Weighted-         Number         Weighted
                  Outstanding at       Remaining       Average      Exercisable at     Average
   Exercise        December 31,       Contractual      Exercise      December 31,      Exercise
     Price             1999          Life (Years)       Price            1999           Price
--------------   ----------------   --------------   -----------   ----------------   ---------
 $  .17-$.43           428,750             8.4         $  .35          218,750         $  .35
 $  .50-$.86           339,850             9.0         $  .71          112,613         $  .75
 $1.00-$1.43           723,835             9.6         $ 1.41          117,843         $ 1.40
                       -------             ---         ------          -------         ------
                     1,492,435             9.1         $ 1.01          449,206         $  .72
                     =========             ===         ======          =======         ======

     In January 1998, the Company granted an aggregate of 1,750,000 non-plan options to an officer and principal stockholder of the Company. 525,000 of such options have an exercise price of $.17 per share and vested immediately. The remaining 1,225,000 of such options vest over a period of 24 months and have the following exercise prices: 350,000 are exercisable at $.46 per share, 350,000 are exercisable at $.86 per share and the remaining 525,000 are exercisable at $1.71 per share. The Company has recorded compensation expense of $97,500 based upon the difference between the exercise price and estimated fair value of the common stock on the date of grant.

                              Register.com, Inc.

     As permitted by SFAS No. 123. "Accounting for Stock-Based Compensation", the Company accounts for its stock-based compensation arrangements pursuant to APB Opinion No.25, "Accounting for Stock Issued to Employees". In accordance with the provisions of SFAS No. 123, the Company discloses the pro forma effects of accounting for these arrangements using the minimum value method to determine fair value. Based on the fair value of the stock options at the grant date the Company's net loss would have been adjusted to the pro forma amounts indicated below:



                                                              December 31,
                                           --------------------------------------------------
                                                1997             1998              1999
                                           --------------  ----------------  ----------------
Net loss
  As reported ...........................    $ (205,526)     $ (1,160,748)     $ (8,776,918)
  Pro forma .............................    $ (205,526)     $ (1,164,635)     $ (8,828,475)
Net loss per share
  As reported-basic and diluted .........    $    (0.08)     $      (0.26)     $      (0.46)
  Pro forma basic and diluted ...........    $    (0.08)     $      (0.26)     $      (0.46)

     The fair value of each option grant to employees is estimated using the minimum value method of the Black-Scholes option-pricing model, which assumes no volatility. The values were obtained using assumptions which were arrived using information provided by management of the Company. Changes in the information would affect the assumptions and the option prices derived from the assumptions. The weighted average assumptions used for grants made in 1997, 1998 and 1999 were as follows:


                                        1997        1998        1999
                                     ---------   ---------   ---------
Risk free interest rate ..........       6.3%        6.1%        5.5%
Expected lives (years) ...........       5.0         5.0         5.0
Expected dividends ...............       0.0%        0.0%        0.0%

     In October 1998, the Company granted non-plan options to acquire 35,000 shares of the Company's common stock at exercise prices ranging from $.17 to $.36 per share to a consultant for services rendered. The Company has recorded the estimated fair value of the options on the date of grant, as determined using the Black-Scholes option pricing model, of $26,300 as consulting expense.


     The fair value of options and warrants (Note 8) granted to non-employees is estimated using the Black-Scholes option-pricing model. The values were obtained using assumptions, which were arrived using information provided by management of the Company. Changes in the information would affect the assumptions and the option prices derived from the assumptions. The weighted average assumptions used for grants to non-employees made in 1998 and 1999 were as follows: risk free interest rate of 6.1% and 5.5%, respectively; expected lives of 5 to 10 years based upon the term of the option or warrant; expected dividends of 0% for each year; and a volatility of 100% for each year.

                              Register.com, Inc.

     The following table is a summary of the weighted average exercise price and grant date fair values of options and warrants granted to employees and consultants during the years ended December 31, 1997, 1998 and 1999:



                                                 1997                     1998                      1999
                                        ----------------------   -----------------------   -----------------------
                                         Exercise       Fair      Exercise       Fair       Exercise       Fair
                                           Price       Value        Price        Value        Price        Value
                                        ----------   ---------   ----------   ----------   ----------   ----------
Options granted to employees
  and consultants:
Exercise price less than fair
  value of stock on date of
  grant .............................   $--          $--         $ 0.27       $ 0.29       $ 1.28       $ 3.10
Exercise price equal to fair value
  of stock on date of grant .........   0.17         0.09         0.40         0.01           --           --
Exercise price greater than fair
  value of stock on date of
  grant .............................    --           --          1.11           --           --           --
Warrant grants to employees and
  consultants for services:
Exercise price less than fair
  value of stock on date of
  grant .............................   $--          $--         $ 0.43       $ 0.74       $ 1.22       $ 3.93
Exercise price equal to fair value
  of stock on date of grant .........    --           --          0.35         0.16           --           --
Exercise price greater than fair
  value of stock on date of
  grant .............................    --           --            --           --         2.14         1.17

10. Related Party Transactions

General and administrative

     During 1997 and 1998, the Company leased office space and received administrative and support services from an entity in which a principal stockholder of the Company is an executive officer. These expenses aggregated approximately $18,682 and $577 in 1997 and 1998, respectively. Included in accounts payable are approximately $4,890 due to the aforementioned related party at December 31, 1998.

Concentric Network Corporation

     In June 1999, the Company entered into a one-year marketing and distribution agreement with Concentric Network Corporation ("Concentric"). Under the terms of the agreement, the Company is required to fund $41,667 per month to a cooperative marketing program from which the parties will jointly promote their services. In addition, Concentric has agreed to purchase a minimum of $100,000 per month of advertising from the Company. In June 1999, Concentric also purchased 1,405,835 shares of the Company's Series A Convertible Preferred Stock (Note 7). In December 1999, Concentric agreed to purchase additional advertising on our website for seven months commencing in March 2000 at a value of $100,000 per month.

                              Register.com, Inc.

11. Income Taxes

     Net operating loss carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes result in a net deferred tax asset of $702,243, $1,206,744 and $11,921,024 at December 31, 1997, 1998 and 1999, respectively. The Company's operating plans anticipate taxable income in future periods; however, such plans make significant assumptions which cannot be reasonably assured. Therefore, in consideration of the Company's accumulated losses and the uncertainty of its ability to utilize the deferred tax asset in the future, the Company has recorded a valuation allowance in the amount of $702,243, $1,206,744 and $3,342,979 at December 31, 1997, 1998, and 1999, respectively, to offset the deferred tax benefit amount.

     The provision for income taxes for the years ended December 31, 1997, 1998, and 1999 consists of the following:


                                                       December 31,
                                             ---------------------------------
                                              1997     1998          1999
                                             ------   ------   ---------------
Current:
  Federal ................................    $--      $--     $5,210,244
  State ..................................     --       --      3,367,801
                                              ---      ---     ----------
  Total current ..........................     --       --      8,578,045
                                              ---      ---     ----------
Deferred:
  Federal ................................     --       --     (5,210,244)
  State ..................................     --       --     (3,367,801)
                                              ---      ---     ----------
  Total deferred .........................     --       --     (8,578,045)
                                              ---      ---     ----------
Total provision for income taxes .........    $--      $--     $       --
                                              ===      ===     ==========

     The components of the net deferred tax asset as of December 31, 1997, 1998, and 1999 consist of the following:



                                                                December 31,
                                               -----------------------------------------------
                                                    1997            1998             1999
                                               -------------  ---------------  ---------------
Deferred tax assets:
  Operating loss carryforward ...............   $  538,957     $    982,066     $         --
  Allowance for doubtful accounts ...........       24,703           29,620          144,070
  Accrued expenses ..........................      124,139          121,137          472,264
  Stock compensation ........................           --               --          547,551
  Deferred revenue ..........................       14,444           50,990       14,704,541
                                                ----------     ------------     ------------
     Total deferred tax assets ..............      702,243        1,183,813       15,868,426

Deferred tax liabilities:
  Prepaid domain name registry fees .........           --               --        3,907,804
  Depreciation and amortization .............           --          (22,931)          39,598
                                                ----------     ------------     ------------
     Total deferred tax liabilities .........           --          (22,931)       3,947,402

Net deferred tax asset ......................      702,243        1,206,744       11,921,024
Less: valuation allowance ...................     (702,243)      (1,206,744)      (3,342,979)
                                                ----------     ------------     ------------
Deferred tax asset ..........................   $       --     $         --     $  8,578,045
                                                ==========     ============     ============

                              Register.com, Inc.

     The financial statement income tax provision differs from income taxes determined by applying the statutory Federal income tax rate to the financial statement net loss for the years ended December 31, 1997, 1998, and 1999 as a result of the following:




                                                                                December 31,
                                                                ---------------------------------------------
                                                                     1997            1998            1999
                                                                -------------   -------------   -------------
Tax benefit at Federal statutory rate .......................        (34.0)%         (34.0)%         (35.0)%
State income tax benefit, net of Federal tax charge .........        ( 7.1)          ( 8.0)          (11.8)
Non-deductible compensation expenses ........................           --              .1            15.5
Valuation allowance .........................................         41.1            41.9            31.3
                                                                     -----           -----           -----
                                                                        --%             --%             --%
                                                                     ======          ======          ======

12. Commitments


Operating and Capital leases


     The Company leases office facilities and equipment under operating leases expiring through 2009. The Company also leases telephone and other office equipment under capital leases expiring through 2004. Future minimum lease payments due under noncancellable operating leases and capital leases were as follows:




                                                               Operating       Capital
                                                             -------------  ------------
Year ending December 31,
  2000 ....................................................   $  269,076     $  10,704
  2001 ....................................................      332,072        10,704
  2002 ....................................................      342,084        10,704
  2003 ....................................................      352,295        10,704
  2004 ....................................................      367,864         3,568
  Thereafter ..............................................    1,977,959            --
                                                              ----------     ---------
     Total minimum lease payments .........................   $3,641,350        46,384
                                                              ==========
Less: amount representing interest ........................                    (12,559)
                                                                             ---------
Present value of future minimum lease payments ............                     33,825
Less: current portion .....................................                     (5,967)
                                                                             ---------
Capital lease obligations, net of current portion .........                  $  27,858
                                                                             =========

     Rent expense for the years ended December 31, 1997, 1998, and 1999 was approximately $14,000, $43,000 and $220,000, respectively.


Employment agreements


     In the normal course of business, the Company has entered into two employment agreements with its employees.


Marketing and distribution/strategic partnership agreements


     In the normal course of business, the Company enters into marketing and distribution/strategic partnership agreements with various entities. These agreements generally have a term of 12 to 24 months, and a number require the Company to purchase a minimum amount of advertising or pay other fees over the term of the contract. Future minimum

                              Register.com, Inc.

payments required under the marketing and distribution/strategic partnership agreements for the years ended December 31, 2000 and 2001 are approximately $1,800,000 (including $250,000 to Concentric -- Note 10) and $750,000, respectively.


13. Contingencies


Litigation


     There are various claims, lawsuits and pending actions against the Company incidental to the operations of its business. It is the opinion of management, after consultation with counsel, that the ultimate resolution of such claims, lawsuits and pending actions will not have a material adverse effect on the Company's financial position, results of operations or liquidity.


14. Subsequent Events


     In January 2000, the Company's stockholders approved the 2000 Stock Incentive Plan (the "2000 Plan"). The 2000 Plan will serve as the successor to the 1997 and the 1999 Plans. All outstanding options under the 1997 and 1999 Plans will be incorporated into the 2000 Plan, and no further option grants would be made under the predecessor plan. The maximum aggregate number of shares reserved for issuance under the 2000 Plan is 7,350,000. All non-employee board members who first join the board on or after January 26, 2000 will automatically be granted an option to acquire 35,000 shares of common stock, which will vest over two years. In addition, each non-employee board member will receive an annual option grant to purchase 5,250 shares of common stock, which will vest over one year, after the initial grant of 35,000 is fully vested.


     In January 2000, the Company's stockholders approved the Employee Stock Purchase Plan (the "ESPP"). The ESPP is intended to qualify under Section 423 of the Code in order to provide employees of the Company with an opportunity to purchase Common Stock through payroll deductions. An aggregate of 350,000 shares have been reserved for issuance under the ESPP, plus an annual increase on the first trading day of each calendar year, beginning in 2001, equal to the lessor of (i) .25% of the outstanding shares on such date or (ii) 140,000 shares.


     In January 2000, the Company filed an amendment to its certificate of incorporation to increase the authorized shares of Common Stock to 60,000,000.


     In January 2000, the Company granted options to acquire an aggregate of 1,075,851 shares of common stock to employees at $12.86 per share. During the first quarter of 2000, the Company will record approximately $3,400,000 of unearned compensation based upon the difference between the fair value of the common stock on the date of grant and the exercise price of the options. The unearned compensation will be amortized over the 42 month vesting period of the options.


     In January 2000, Concentric agreed to purchase an additional $800,000 of advertising space on our website for the period from September to December 2000.


     Unaudited


     In February 2000, the Company entered into an employment agreement with its chief executive officer ("CEO") for a period of 42 months. Under the terms of the agreement, the CEO is to receive minimum annual compensation of $200,000 per year and options to purchase 525,000 shares of common stock. 175,000 of such options will be exercisable at

                              Register.com, Inc.

110% of the IPO price, an additional 175,000 of such options will be exercisable at 140% of the IPO price and the remaining 175,000 options will be exercisable at 160% of the IPO price. The options will vest in equal installments over 42 months.

     In February 2000, the Company purchased 476,784 shares of Series A Convertible Preferred Stock and warrants to acquire an additional 95,357 shares of Series A Convertible Preferred Stock of Great Domains.com, Inc. ("Great Domains"), representing approximately 10% of the outstanding voting stock of Great Domains, for $2,500,000.

     In February 2000, the Company granted options to acquire 594,396 shares of common stock to employees at the IPO price per share.

     In February 2000, a principal stockholder of the Company entered into an agreement to sell warrants to acquire an aggregate of 918,239 shares of the Company's common stock to a second principal stockholder. The sale price of the warrants will be at a price less than the deemed fair value of the warrants as calculated using the Black-Scholes Model. As a result the Company recorded $374,999 of expense related to this transaction in the first quarter of 2000.

     In March 2000, Register.com sold 5,222,279 shares of common stock through its initial public offering including 222,279 shares as a result of the underwriters' exercise of their over allotment option. Net proceeds from the offering and over allotment were approximately $115.3 million, after deducting the discount granted to the underwriters and other offering expenses. At the time of the initial public offering, all of Register.com's preferred stock automatically converted into 4,694,333 shares of common stock.

     In March 2000, the Company amended its Certificate of Incorporation to increase the authorized shares of common stock to 200,000,000.

     In June 2000, the Company, through a newly formed wholly-owned subsidiary, acquired all of the outstanding capital stock of Inabox Inc. for $1 million cash and 280,019 shares of the Company's common stock. Upon meeting certain criteria, the Company may be required to issue an additional 20,000 shares of its common stock to the previous shareholders of Inabox Inc. The total value of the transaction was approximately $11.7 million. The acquisition has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to assets acquired and liabilities assumed based on their respective fair values. Intangible assets, representing the unallocated excess of purchase price, plus transaction expenses, over the net assets acquired, of approximately $11.6 million has been preliminarily allocated to goodwill and other intangibles and is being amortized on a straight-line basis over a period of 39 months. The June 30, 2000 financial statements of the Company include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany transactions have been eliminated in consolidation.

     In June 2000, Concentric agreed to purchase an additional $5,100,000 of advertising from the company for the period from January to December 31, 2001.

[Inside Back Cover]

The words "Register..." "...your family" "...your business" "...your brand" appearing from top to bottom on the page.

Next to "your family" is a picture of a young boy holding a drawing with the tag line "I registered my imagination" and www.emmettsworld.com underneath.

Next to "your business" is a picture of a man holding a diamond necklace with two security guards behind him with the tag line "I registered my rocks" and www.auctionjeweler.com underneath.

Next to "your business" is a picture of a man sitting on cardboard boxes with the tag line "I registered my brand" and www.staples.com underneath.

"The above are reproductions of advertisements for our domain name registration services." appears at the bottom of the page.

You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares in any circumstances under which the offer or solicitation is unlawful.





                               TABLE OF CONTENTS



                                                   Page
                                                ---------
Prospectus Summary ..........................        3
Risk Factors ................................        8
Special Note Regarding Forward-Looking
   Statements ...............................       24
Use of Proceeds .............................       25
Price Range of Common Stock .................       25
Dividend Policy .............................       25
Capitalization ..............................       26
Dilution ....................................       27
Selected Financial Data .....................       28
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations ...............................       29
Business ....................................       39
Management ..................................       54
Certain Relationships and Related
   Transactions .............................       68
Principal and Selling Stockholders ..........       74
Description of Capital Stock ................       76
Shares Eligible for Future Sale .............       81
Underwriting ................................       83
Legal Matters ...............................       86
Experts .....................................       86
Where You Can Find Additional
   Information ..............................       86
Index to Financial Statements ...............      F-1

--------------------------------------------------------------------------------




     [GRAPHIC OMITTED]


      4,000,000 Shares



      Common Stock







      Deutsche Banc Alex. Brown


      Thomas Weisel Partners LLC


      Banc of America Securities LLC



      Legg Mason Wood Walker
           Incorporated





      Prospectus


         , 2000

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13. Other Expenses of Issuance and Distribution

     The following table sets forth an estimate of the costs and expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the issuance and distribution of the common stock being registered.


  SEC registration fee .................   $ 38,937
  NASD fee .............................     15,249
  NASDAQ listing fee ...................     11,000
  Legal fees and expenses ..............    175,000
  Accounting fees and expenses .........    100,000
  Printing expenses ....................    100,000
  Blue sky fees and expenses ...........      5,000
  Miscellaneous ........................      4,814
                                           --------
      Total ............................   $450,000
                                           ========


Item 14. Indemnification of Directors and Officers


     The registrant's certificate of incorporation (the "Certificate") provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the "DGCL"), the registrant's directors shall not be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the registrant. Under the DGCL, the directors have a fiduciary duty to the registrant which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by DGCL. This provision does not limit the directors' responsibilities under any other laws, including the federal securities laws or state or federal environmental laws. The registrant maintains liability insurance for its officers and directors.


     Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under
Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate. The registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.


Item 15. Recent Sales of Unregistered Securities

   Within the last three years, the Registrant has sold and issued the following securities:

    (1) In December 1997, the Registrant issued 11,200 shares of common stock to Kenneth Greif, the managing member of Internet Web Builders LLC, one of its stockholders.

    (2) From January 1997 through December 1997, the Registrant granted employees options to purchase 35,000 shares of common stock at a weighted average exercise price of $0.17.

    (3) In January and May 1998, the Registrant issued an aggregate of 6,440,000 shares of common stock to Internet Web Builders LLC, Capital Express LLC, Richard D. Forman and Peter A Forman, at a purchase price of $0.36 per share, with proceeds, net of offering expenses, of $2,290,732. In connection with these transactions, the Registrant issued to Niles H. Cohen and Zachary Prenskey warrants to acquire an aggregate of 571,669 shares of common stock at an exercise price of $0.36 per share and 571,669 shares of common stock at an exercise price of $0.86 per share. The Registrant also issued to Richard D. Forman, Peter A. Forman, Dan B. Levine and Capital Express LLC, stockholders of record prior to the private placement, warrants to purchase 2,450,001 shares of its common stock at an exercise price of $0.36 per share. These warrants were modified in June 1999 to increase the exercise price to $0.97 per share.

    (4) In June 1998, the Registrant issued 446,666 shares of common stock to a RHL Investors LLC at a purchase price of $0.43 per share, with proceeds, net of expenses, of $200,000.

    (5) In August 1998, the Registrant issued 13,503 shares of common stock to James Krantz, a consultant, in consideration for services.

    (6) In September 1998, the Registrant issued to Steve Klebe, a consultant, warrants to purchase an aggregate of 3,500 shares of common stock at an exercise price of $0.43 per share.

    (7) From January 1998 through December 1998, the Registrant granted employees options to purchase 745,850 shares of common stock at a weighted average exercise price of $0.41.

    (8) In March 1999, the Registrant issued 1,499,999 shares of exchangeable preferred stock to Palisade Private Partnership, LP at a price of $2.00 per share, with proceeds, net of expenses, of $2,840,775. The Registrant also issued warrants to purchase 420,000 shares of common stock at an exercise price of $2.14 per share to Palisade Private Partnership, LP for financial advisory services.

    (9) In May 1999, the Registrant issued 2,041,666 shares of its common stock to Staples, Inc. at a purchase price of $3.43 per share for an aggregate purchase price of $6,999,996. In connection with the transaction, the Registrant also issued warrants to purchase 700,000 shares of common stock at an exercise price of $.0029 per share.

   (10) In June and July 1999, the Registrant issued 4,694,333 shares of its Series A Convertible Preferred Stock to Bayview Investors Ltd., Bessemer Venture Partners IV L.P., Bessec Ventures IV L.P., Staples, Inc., Concentric Network Corporation, Sandler Capital Partners IV L.P., Sandler Capital IV FTE Partners, L.P., Sandler Capital Management, Hikari Tsushin Inc., Irwin Leiber, Barry Rubenstein, Richard A. Forman, Alan G. Breitman, Brian L. Greenspun Separate Property Trust, Internet Web Builders LLC, Peter D. Forman, and Dan B. Levine, at a price of $3.43 per share, with proceeds, net of offering expenses, of $15,290,021. In connection with the transaction, the Registrant also issued warrants to acquire an aggregate of 938,888 shares of common stock at an exercise price of $3.43 per share.

   (11) In February 1999, the Registrant issued to Terrence Kaliner, a consultant, a warrant to purchase 29,999 shares of common stock at an exercise price of $0.57 per share. In March 1999, the Registrant issued to Robert Lessin, a consultant, a warrant to purchase 5,250 shares of common stock at $0.57 per share. In May 1999, the Registrant issued to Peter Varava, a consultant, a warrant to purchase 5,250 shares at an exercise price of $1.43 per share. In June 1999, the Registrant issued to Stuart Levi, a consultant, a warrant to purchase 5,250 shares of common stock at an exercise price of $1.57 per share. In November 1999, the Registrant issued to Peter Varvara, a consultant, a warrant to purchase 12,250 shares of common stock at an exercise price of $2.86 per share.

   (12) From January 1999 through December 1999, the Registrant granted employees options to purchase 1,063,510 shares of common stock at a weighted average exercise price of $1.28.

   (13) In January 2000, the Registrant granted options to acquire an aggregate of 1,075,851 shares of common stock to employees at $12.86 per share.

   (14) In February 2000, the Registrant entered into an employment agreement with Richard D. Forman, its chief executive officer, pursuant to which Mr. Forman was granted options to purchase 175,000 shares of common stock, exercisable at 110% of the initial public offering price; options to purchase 175,000 shares of common stock, exercisable at 140% of the initial public offering price; options to purchase 175,000 shares of common stock, exercisable at 160% of the initial public offering price;

   (15) In February 2000, the Registrant granted options to acquire 594,396 shares of common stock to employees at a price per share equal to the initial public offering price.

   (16) In June 2000, in connection with the acquisition of Inabox, Inc., and as consideration for the transaction, the Registrant issued 280,019 shares of common stock to the stockholders of Inabox, Inc.

     Legg Mason Wood Walker, Incorporated was the placement agent for the equity sales in March, May, June and July 1999. In connection with its services, it was issued warrants to purchase 494,449 shares of common stock at an exercise price of $4.08 per share.

     The issuances of the above securities were issued in transactions exempt from registration under the Securities Act in reliance upon Section 4(2) thereof as transactions by an issuer not involving any public offering. In addition, the issuances of employee options described above were issued in transactions exempt from registration under the Securities Act in reliance upon Rule 701 and/or Rule 4(2) promulgated under the Securities Act. The issuances in Items 8, 9 and 10 and the issuance to Internet Web Builders, LLC in Item 3 were issued in transactions exempt from registration under the Securities Act in reliance upon Section 506 of Regulation D.

     All share numbers in this registration statement have been adjusted to reflect a 3.5-for-one stock split of our common stock that was effected in January 2000 in the form of a stock dividend.

Item 16. Exhibits and Financial Statement Schedules


     (a) Exhibits



   Exhibit
   Number                                           Description
------------  --------------------------------------------------------------------------------------
    1.1       Form of underwriting agreement.
    3.1 +     Amended and restated certificate of incorporation.
    3.2       Certificate of Correction of Amended and Restated Certificate of Incorporation
    3.3 +     Amended and restated bylaws
    4.1 +     Specimen common stock certificate.
    4.2 +     See Exhibits 3.1, 3.2, and 3.3 for provisions of the certificate of incorporation and bylaws defining the rights of holders of Common Stock.
  4.3.1 #     Registration Rights Agreement dated June 30, 1999.
  4.3.2       Registration Rights Agreement dated June 4, 2000.
    4.4 +     Amended and Restated Stockholders Agreement.
    4.5 +     Certificate of designations, preferences and relative, participating, optional and other special rights of preferred stock and qualifications, limitations and restrictions of Series A Convertible Preferred Stock.
  4.6.1 +     Form of warrant to purchase common stock issued to Series A Convertible
              Preferred Stockholders.
  4.6.2 +     Warrant to purchase common stock issued to Staples, Inc.
  4.6.3 +     Warrant to purchase common stock issued to Palisade Private Partnership, LP.
  4.6.4 +     Form of warrant to purchase common stock issued to Niles H. Cohen and
              Zachary Prensky.
  4.6.5 +     Form of Amended and Restated Common Stock Purchase Warrant -- Series A
              issued to Richard D. Forman, Peter A. Forman, Dan Levine and Capital Express
              LLC.
  4.6.6 +     Warrants to purchase common stock issued to Legg Mason Wood Walker,
              Incorporated.
  4.6.7 +     Form of warrant to purchase common stock issued to consultants.
  4.6.8 +     Warrant to purchase common stock issued to Terrence Kaliner.
  4.7.1 +     Employee Stock Option Certificate issued to Richard D. Forman.
  4.7.2 +     Stock Option Certificate issued to Pondfield Associates, Inc.
    5.1       Opinion of Brobeck, Phleger & Harrison LLP.
   10.1 +     1997 Stock Option Plan.
   10.2 +     1999 Stock Option Plan.
   10.3 +     Registrar Accreditation Agreement, dated [November 30, 1999], by and between
              ICANN and Register.com, Inc.
   10.4 +     Registrar License and Agreement, dated December 13, 1999, by and between
              Network Solutions, Inc. and Register.com, Inc.
   10.5 +     Lease between Pennbus Realties, Inc. and Forman Interactive Corp.
   10.6 +     2000 Stock Incentive Plan.
   10.7 +     Employee Stock Purchase Plan.
   10.8 +     Employment Agreement, dated November 15, 1995, with Richard D. Forman.
 10.8.2 +     Employment Agreement, dated February 27, 2000, with Richard D. Forman.
   10.9 +     Employment Agreement with Jack S. Levy.
   10.10+     Marketing Agreement, dated as of May 21, 1999, with Staples, Inc.
 10.11.1 ##   Joint Marketing and Distribution Agreement, dated as of June 25, 1999, with
              Concentric Network Corporation.
 10.11.2      Amendment No. 1, dated as of June 30, 2000, with Concentric Network
              Corporation.
 10.12.1 +    Lock Up and Voting Agreement, dated February 2, 2000, by and between
              Register.com, Inc. and Staples, Inc.
 10.12.2 +    Lock Up and Voting Agreement, dated February 28, 2000, by and between
              Register.com, Inc. and Staples, Inc.
   10.13+     Letter Agreement, dated January 31, 2000, with Internet Web Builders LLC and
              Kenneth R. Greif.

10.14      Severance Agreement, dated July 9, 2000, with Alan G. Breitman.
10.15      Form of Offer Letter, dated July 7, 2000, with Cindy E. Horowitz.
 23.1      Consent of PricewaterhouseCoopers LLP.
 23.2      Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1).
 24.1      Powers of attorney (included on signature page).
 27.1      Financial Data Schedule.

-------------
 + Incorporated by reference to the identically numbered exhibit of
   Registration Statement No. 333-93533
 # Incorporated by reference to Exhibit 4.3 of Registration Statement No.
   333-93533
## Incorporated by reference to Exhibit 10.11 of Registration Statement No.
   333-93533
     (b) Financial Statement Schedules
Schedule II--Valuation and Qualifying Accounts



 Page Number                               Description
      S-1      Report of Independent Accountants on Financial Statement Schedule
      S-2      Schedule II -- Valuation and Qualifying Accounts

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.


Item 17. Undertakings

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424 (b) (1) or (4) or 497 (h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 27th day of July, 2000.


                                            REGISTER.COM, INC.


                                            By: /s/ Richard D. Forman
                                              --------------------------------
                                              Richard D. Forman
                                              President and Chief Executive
                                              Officer


                               POWER OF ATTORNEY

     We, the undersigned directors and/or officers of Register.com, Inc. (the "Company"), hereby severally constitute and appoint Richard D. Forman, President and Chief Executive Officer, and Alan G. Breitman, Vice President of Finance and Accounting, and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the registration statement on Form S-1 filed with the Securities and Exchange Commission, and any and all amendments to said registration statement filed (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorney, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on July 27, 2000.



                           Signature                                                Title(s)
--------------------------------------------------------------   ---------------------------------------------
/s/ Richard D. Forman                                             President, Chief Executive Officer and
-------------------------------------                             Director (Principal Executive Officer)
Richard D. Forman

/s/ Alan G. Breitman                                              Vice President of Finance and Accounting
-------------------------------------                             (Principal Accounting and Financial Officer)
Alan G. Breitman

/s/ Peter A. Forman                                               Director
-------------------------------------
Peter A. Forman

/s/ Niles H. Cohen                                                Director
-------------------------------------
Niles H. Cohen

/s/ Samantha McCuen                                               Director
-------------------------------------
Samantha McCuen

/s/ Mark S. Hoffman                                               Director
-------------------------------------
Mark S. Hoffman

/s/ Reginald Van Lee                                              Director
-------------------------------------
Reginald Van Lee



                     Report of Independent Accountants on
                         Financial Statement Schedule


To the Board of Directors
of Register.com, Inc.


Our audits of the financial statements referred to in our report dated January 31, 2000 appearing in the prospectus constituting part of this Registration Statement on Form S-1 of Register.com, Inc. also included an audit of the financial statement schedule listed in Part II herein. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements.




PricewaterhouseCoopers LLP
New York, New York
January 31, 2000

Schedule II -- Valuation and Qualifying Accounts




                                               Balance at     Charged to                    Balance at
                                                Beginning      Costs and                      Ending
                                                of Period      Expenses      Deductions     of Period
                                              ------------   ------------   ------------   -----------
For the year ended December 31, 1997:
  Provision for doubtful accounts .........      $    --       $ 75,764       $ 55,000     $ 20,764
                                                 =======       ========       ========     ========

For the year ended December 31, 1998:
  Provision for doubtful accounts .........      $20,764       $ 72,232       $ 27,049     $ 65,947
                                                 =======       ========       ========     ========

For the year ended December 31, 1999:
  Provision for doubtful accounts .........      $65,947       $536,585       $288,016     $314,516
                                                 =======       ========       ========     ========


                                 EXHIBIT INDEX


   Exhibit
   Number                                           Description
------------  --------------------------------------------------------------------------------------
     1.1      Form of underwriting agreement.
     3.1+     Amended and restated certificate of incorporation.
     3.2      Certificate of Correction of Amended and Restated Certificate of Incorporation
     3.3+     Amended and restated bylaws
     4.1+     Specimen common stock certificate.
     4.2+     See Exhibits 3.1, 3.2, and 3.3 for provisions of the certificate of incorporation and bylaws defining the rights of holders of Common Stock.
   4.3.1#     Registration Rights Agreement dated June 30, 1999.
   4.3.2      Registration Rights Agreement dated June 4, 2000.
     4.4+     Amended and Restated Stockholders Agreement.
     4.5+     Certificate of designations, preferences and relative, participating, optional and other special rights of preferred stock and qualifications, limitations and restrictions of Series A Convertible Preferred Stock.
   4.6.1+     Form of warrant to purchase common stock issued to Series A Convertible
              Preferred Stockholders.
   4.6.2+     Warrant to purchase common stock issued to Staples, Inc.
   4.6.3+     Warrant to purchase common stock issued to Palisade Private Partnership, LP.
   4.6.4+     Form of warrant to purchase common stock issued to Niles H. Cohen and
              Zachary Prensky.
   4.6.5+     Form of Amended and Restated Common Stock Purchase Warrant -- Series A
              issued to Richard D. Forman, Peter A. Forman, Dan Levine and Capital Express
              LLC.
   4.6.6+     Warrants to purchase common stock issued to Legg Mason Wood Walker,
              Incorporated.
   4.6.7+     Form of warrant to purchase common stock issued to consultants.
   4.6.8+     Warrant to purchase common stock issued to Terrence Kaliner.
   4.7.1+     Employee Stock Option Certificate issued to Richard D. Forman.
   4.7.2+     Stock Option Certificate issued to Pondfield Associates, Inc.
     5.1      Opinion of Brobeck, Phleger & Harrison LLP.
    10.1+     1997 Stock Option Plan.
    10.2+     1999 Stock Option Plan.
    10.3+     Registrar Accreditation Agreement, dated [November 30, 1999], by and between
              ICANN and Register.com, Inc.
    10.4+     Registrar License and Agreement, dated December 13, 1999, by and between
              Network Solutions, Inc. and Register.com, Inc.
    10.5+     Lease between Pennbus Realties, Inc. and Forman Interactive Corp.
    10.6+     2000 Stock Incentive Plan.
    10.7+     Employee Stock Purchase Plan.
    10.8+     Employment Agreement, dated November 15, 1995, with Richard D. Forman.
  10.8.2+     Employment Agreement, dated February 27, 2000, with Richard D. Forman.
    10.9+     Employment Agreement with Jack S. Levy.
   10.10+     Marketing Agreement, dated as of May 21, 1999, with Staples, Inc.
 10.11.1 ##   Joint Marketing and Distribution Agreement, dated as of June 25, 1999, with
              Concentric Network Corporation.
 10.11.2      Amendment No. 1, dated as of June 30, 2000, with Concentric Network
              Corporation.
 10.12.1 +    Lock Up and Voting Agreement, dated February 2, 2000, by and between
              Register.com, Inc. and Staples, Inc.
 10.12.2 +    Lock Up and Voting Agreement, dated February 28, 2000, by and between
              Register.com, Inc. and Staples, Inc.
    10.13+    Letter Agreement, dated January 31, 2000, with Internet Web Builders LLC and
              Kenneth R. Greif.

   10.14      Severance Agreement, dated June 9, 2000, with Alan G. Breitman.
   10.15      Form of Offer Letter, dated July 7, 2000, with Cindy E. Horowitz.
   23.1       Consent of PricewaterhouseCoopers LLP.
   23.2       Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1).
   24.1       Powers of attorney (included on signature page).
   27.1       Financial Data Schedule.

------------
 + Incorporated by reference to the identically numbered exhibit of
   Registration Statement No. 333-93533
 # Incorporated by reference to Exhibit 4.3 of Registration Statement No.
   333-93533
## Incorporated by reference to Exhibit 10.11 of Registration Statement No.
   333-93533